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RECEIVED
2006 NOV -6 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06018155

November 1, 2006

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act").

The Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange, or distributed to its shareholders, the following documents in Japanese between August 1, 2006 and October 31, 2006:

1. Environmental & Social Report 2006
2. Annual Report 2006
3. Press Release dated September 1, 2006 regarding "Outline of Exhibits for the Paris Motor Show 2006"
4. Consolidated Semi-annual Financial Results for Fiscal 2007, as filed with the Tokyo Stock Exchange on October 31, 2006

English language translations of the above documents, as listed in Exhibit A, are enclosed herewith.

11/7

In addition, the Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange or made available on its corporate website the following documents in Japanese between August 4, 2006 and October 18, 2006. No English versions or translations have been prepared:

1. Japanese Press Release "Fuji Heavy Industries adds the new derivative model to the Subaru Forester Series called "Airbrake" " on August 4, 2006

2. Timely Disclosure, as filed with the Tokyo Stock Exchange on August 25, 2006

3. Vehicle Recall Information posted on the Company's website

4. Timely Disclosure, as filed with the Tokyo Stock Exchange on September 28, 2006

5. Japanese Press Release "Fuji Heavy Industries and Jatco restructure Fuji AT" on September 29, 2006

6. Press Release "Outline of Exhibit for the FISITA (Fédération Internationale des Sociétés d' Ingénieurs des Techniques de l' Automobile) and the EVS (International Battery, Hybrid and Fuel Cell Electric Vehicle Symposium)" on October 18, 2006

English language summaries of the above documents are provided in Exhibit B hereto.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Robert Ferguson

Enclosures
RF/ms

Exhibit A

English Documents

#		Date Released
1	Environmental & Social Report 2006	August 01, 2006
2	Annual Report 2006	August, 2006
3	Press Release "Outline of Exhibit for the Paris Motor Show 2006"	September 01, 2006
4	Brief announcement of interim financial results	October 31, 2006

RECEIVED
2006 NOV -6 P 3:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1

2006 Environmental & Social Report


SUBARU

2006 Environmental and Social Report Featured Articles


"To become a company friendly to people and the environment,
we have started with what we can do." Niigata Subaru, Co. Ltd. p.13
Technologies to Make Dreams Come True
Clean Energy Vehicle Birth of the SUBARU "R1e" p.7
"Let's Protect Our Valuable Earth!"
Subaru Eco Class Delivery Service p.11

Editorial Policy

- This report has been issued to introduce the environmental and social achievements of Fuji Heavy Industries Ltd. (FHI) and its domestic and overseas affiliated companies in order to set the stage for communication with stakeholders including our customers, shareholders, partner companies, local communities and employees. We have included feature articles on special activities conducted in fiscal 2005 and separately placed environmental accounting and detailed site data on our Web site under the heading "Supplementary Volume for Data Related to the 2006 Environmental and Social Report." For better objectivity, we arranged for a third party to examine our Environmental and Social Report and placed the resulting assessment at the end of this report. We will continue to work to make this report accurate and easy to understand.
- Period covered
  This report covers our achievements and activities in fiscal 2005 (April 2005 through March 2006; for overseas affiliated companies: January through December 2005) and some activities from prior fiscal years and others conducted just before the issuance of this report.
- Guidelines referenced
  "Environmental Report Guidelines (2003)" by the Ministry of the Environment
- Editor of this environmental and social report and contact window:
  Fuji Heavy Industries Ltd. General Administration Department,
  CSR & Environmental Affairs Promotion Office
  Subaru building, 7-2 Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316 Japan
  TEL 03-3347-2036 FAX 03-3347-2530
- Contents of our Web site and the "Supplementary Volume for Data Related to the 2006 Environmental and Social Report"
  http://www.fhi.co.jp/

Contents of the "Supplementary Volume for Data Related to the 2006 Environmental and Social Report"

Data	Coverage and details
Corporate Overview	Fuji Heavy Industries Ltd., its domestic and overseas affiliate companies
Chronology of FHI's Environmental and Social Activities	Chronology of FHI's environmental and social activities
Financial Data	Most recent five year trends in FHI's sales, ordinary income, sales volume, paid-in capital, number of employees, capital investment and Research and Development costs
Environmental Management Report	FHI's system for promoting environmental conservation activities, voluntary environmental plans, environmental accounting (for FHI, its Japanese and overseas affiliated companies [reference value for trial]), number of employees who have acquired official certifications, number of company-owned cars, etc
Product Data	Data on the products released by FHI in fiscal 2005
Plant Site Data	Environmental and social activities and compliance with environment-related laws and regulations, etc. at Gunma Manufacturing Division, Industrial Products Company, Utsunomiya Manufacturing Division and Tokyo Office
Affiliated Companies Site Data	Fuji Robin Industries Ltd., Yusoki Kogyo K.K., Fuji Machinery Co., Ltd., Ichitan Co., Ltd., Kiryu Industrial Co., Ltd. and Subaru Logistics Co., Ltd

- Range of the report
  Focusing mainly on the activities of the Automotive Business Unit, which generate considerable environmental impact, we introduce the activities of the Aerospace Company, the Industrial Products Company, and other divisions having to do with environmental equipment and devices. We also introduce the activities of six manufacturing and distribution companies participating in FHI's Domestic Affiliated Company Subcommittee and five overseas companies participating in the North American Environmental Committee, all of which are considered to impact the environment substantially.

Companies Covered in the Report
Fuji Heavy Industries Ltd. (Main manufacturing facilities)
Subaru Automotive Business < Gunma Manufacturing Division (Gunma prefecture), Tokyo Office (Mitaka city) >
Aerospace Company < Utsunomiya Manufacturing Division (Utsunomiya City, Tochigi prefecture, Handa city, Aichi prefecture) >
Industrial Products Company < Saitama Manufacturing Division *(Kitamoto city, Saitama Prefecture) >
Eco Technologies Company < Utsunomiya Manufacturing Division (Utsunomiya City, Tochigi prefecture) >

* For the sake of convenience, in this report, the production sites of the Aerospace Company and Eco Technologies Company are referred to as the Utsunomiya Manufacturing Division and the Industrial Products Company as the Saitama Manufacturing Division. Also, in order to make the coverage of the report clear, we use the following definitions:

"All manufacturing plants" is a collective term referring to the Gunma Manufacturing Division, the Utsunomiya Manufacturing Division (Aerospace Company and Eco Technologies Company), the Saitama Manufacturing Division (Industrial Products Company) and the Tokyo Office.
"Company-wide" is a collective term for FHI which includes the Head Office area (Tokyo and Saitama City, Saitama Prefecture), the Subaru Test & Development Center (Tochigi Prefecture), the Subaru Parts Distribution Center (Gunma Prefecture) and "all manufacturing plants" mentioned above. (However, welfare facilities such as the bachelor's dormitory, company housing, training facilities and test courses in Hokkaido are excluded.)

Domestic Affiliated Companies (Members of Domestic Affiliated Company Subcommittee)
Fuji Robin Industries Ltd. (Numazu City, Shizuoka Prefecture)
Yusoki Kogyo K.K. (Handa City, Aichi Prefecture)
Fuji Machinery Co., Ltd. (Maebashi City, Gunma Prefecture)
Ichitan Co., Ltd. (Ota City, Gunma Prefecture)
Kiryu Industrial Co., Ltd. (Kiryu City, Gunma Prefecture)
Subaru Logistics Co., Ltd. (Ota City, Gunma Prefecture)

Overseas Affiliated Companies (members of North American Environmental Committee)
SIA:Subaru of Indiana Automotive, Inc (Lafayette, Indiana)
SOA: Subaru of America, Inc. (Cherry Hill, New Jersey)
SCI:Subaru Canada, Inc. (Mississauga, Ontario)
SRD:Subaru Research & Development, Inc.(Ann Arbor, Michigan)
RMI:Robin Manufacturing U.S.A., Inc.(Hudson, Wisconsin)

We introduce the activities of other affiliate companies in addition to those of the above companies in this report under the heading "Topics."



Let Us Bring Clean Energy to Your Town
Large-Scale Wind Turbine System "SUBARU 80/2.0" **p.9**

Corporate Overview (As of March 31, 2006)

Name	Fuji Heavy Industries Ltd.
Established	July 15, 1953
Paid-in capital	153.7 billion yen (as of March 31, 2006)
Employees	(Consolidated) 26,115 (as of March 31, 2006) (Non-consolidated) 13,111 (as of March 31, 2006)
Head Office	Subaru building, 7-2 Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316 Japan TEL: 03-3347 for every division (dial information 03-3347-2111)
Sales	(Consolidated) 1476.4 billion yen (for the fiscal year ended March 31, 2006) (Non-consolidated) 976.1 billion yen (for the fiscal year ended March 31, 2006)
Ordinary Income	(Consolidated) 46.8 billion yen (for the fiscal year ended March 31, 2006) (Non-consolidated) 41.4 billion yen (for the fiscal year ended March 31, 2006)
Number of Consolidated Subsidiary	(Domestic) 49, (Overseas) 19
Number of Affiliated Company	(Domestic) 10, (Overseas) 1

◻Net sales breakdown by division


Industrial Products Company
43.7 billion yen (4.5%)
Eco Technologies Company
7.2 billion yen (0.7%)
Aerospace Company
81.8 billion yen (8.4%)
Fiscal 2005 sales
976.1 billion yen

CONTENTS

Message from the President



President and CEO
Fuji Heavy Industries Ltd.

My name is Ikuo Mori. I assumed the office of President and CEO on June 27, 2006. I am pleased to have this opportunity to offer some brief introductory remarks on the occasion of the issuance of the 2006 Fuji Heavy Industries Environmental and Social Report.

First, I would like to express my appreciation for your interest in this report. In light of the recent trend which has seen the idea of CSR (corporate social responsibility) universally advanced, we at Fuji Heavy Industries, by establishing our CSR Policies in fiscal 2004, acknowledged that CSR is fundamental to our business activities. We believe that our mission is to contribute to society as a good corporate citizen by actively conducting a variety of activities with respect to our customers, products, the environment, legal compliance and social contributions based on our CSR Policies.

In order to grow as a company with a strong and appealing presence, I believe that it is essential for us to become a company, through our CSR Policies, worthy of the enduring trust of all members of society including our stakeholders. In keeping with this end, we will actively conduct the following activities.

First, we will alter our corporate culture to develop a customer oriented culture in order to meet customer demands and expectations. It has been observed that in some respects, we have attached too much importance to technologies, but we will change this tendency so that we can pursue, create

and provide products valuable to customers by further taking their viewpoints into account. In support of this idea, we at the Subaru Group will work together to become a company able to satisfy customers in all respects including products, quality and service.

Next, as a transportation manufacturer, we will actively conduct activities with consideration of the environment and society by clearly acknowledging the repercussions of our business activities on the environment and the motorized society.

While numerous environmental problems such as global warming have been occurring, we at the Subaru Group believe that we will not be able to survive, to say nothing of grow, if we do not become fully aware of our impact on the environment and if we do not discharge our responsibilities for environmental problems. By recognizing the environmental impact of all our processes including the design and development of Subaru products, procurement of materials and components, logistics, customer product usage and recycling, we will continue to create new voluntary plans to meet our challenges and make all our processes "clean."

We will also actively conduct research and business activities to realize traffic safety for all parties connected to Subaru, including passengers and pedestrians, and to ensure the safety of the motorized society by fully considering the impact automobiles have on society. Our products such as the Legacy "SI-DRIVE," which fuses driving performance, safety and environmental performance at a high level by taking advantage of the unique advanced technologies accumulated from our experience as an aircraft manufacturer, and the Stella, a new mini car with class leading environmental performance and user-friendliness, are examples of such efforts. We hope that as many customers as possible will drive these vehicles and appreciate our attentiveness to these matters.

We have incorporated your comments and opinions into the 2006 Environmental and Social Report and by reviewing the contents of our previous reports tried to make this report more accessible so that more people who use Subaru products can understand our environmental and social activities. We have separately disclosed on our Web site detailed information concerning our achievements in environmental and social activities.

We hope that as many people as possible will read this report, and hope to receive your frank opinions about the Subaru Group's activities.

August 2006

Subaru participates "Team Minus 6%"
- national campaign to help prevent warming



Subaru Environment Logo

In June 2005, we created the Subaru Group's environment logo. The environment logo has a leaf at the center, with "green earth" and "blue sky" to represent the globe. Into this logo, we incorporated our determination to actively work on providing *products that are friendly to the earth, society, and people,* which is stated in the FHI Environmental Policy

Corporate philosophy

Corporate philosophy

The manufacturing principles of Fuji Heavy Industries Ltd. are built on the tradition of aircraft manufacture established by Nakajima Aircraft, the predecessor of FHI. The DNA of our company consists of *pursuit of the best performance*, the fundamental concepts for designing aircraft, *a concentrated, lean package* to materialize it, and *thorough implementation of safe operations under all environments*. While maintaining an emphasis on these principles, we will strive to develop new values and actively work on environmental problems and compliance issues while treasuring our tradition, so that FHI will be able to provide customers and other stakeholders with more satisfaction and reliance, and subsequently coexist in harmony with society.

1. We will strive to create advanced technology on an ongoing basis and provide consumers with distinctive products with the highest level of quality and customers satisfaction.
2. We will aim to continuously promote harmony between people, society, and the environment while contributing to the prosperity of society.
3. We will look to the future with a global perspective and aim to foster a vibrant, progressive company.

We Aim to Become What We Want to Be

We have been striving to move into our ideal picture of a company with a strong, appealing presence and develop new values. To achieve the goals, FHI reviewed the two-year plan from fiscal 2005 of the mid-term business plan, Fuji Dynamic Revolution 1 (from fiscal 2002), formulated the Revised FDR-1, and started new approaches. In accordance with Revision FDR-1, we aim to improve Subaru's brand value in order to increase profitability and, at the same time, strive to provide all customers with pleasure and a sense of security when driving any car by integrating a higher level of Safety and Environment into Driving. It is our dream and desire to establish a Subaru brand loved and supported by customers all around the world and become a model company where employees work with pride. With these in mind, we will carry our activities forward steadily and make the most of our premium values in every business area, including automobiles, as a company which continues to evolve for the future.

Corporate Code of Conduct

FHI set down a corporate code of conduct to comply with laws and regulations and to fulfill its social responsibilities, based on our corporate philosophy. We will continue to strive to become a company loved by all and contribute to making society more affluent by respecting individuals and the corporate code of conduct and acting on the same sense of values.

1. We will develop and provide creative products and services while paying sufficient attention to the environment and safety.
2. We will respect the rights and characteristics of individuals.
3. We will promote harmony with society and contribute to the prosperity of society.
4. We will meet social norms and act honestly and fairly.
5. We will maintain global perspective and aim to be in harmony with international society.

CSR (Corporate Social Responsibility)

FHI's philosophy concerning CSR

FHI believes that the Corporate Philosophy is the CSR policy, or in other words, acknowledging that CSR is a reflection of our corporate philosophy and fundamental to our business activities.

CSR Activities

FHI has been actively working on a variety of issues, including corporate governance, environment, compliance and social service action as its contribution to the society.


Customers
Investors and Shareholders
Local Communities
Government
NGO and NPO
Financial Institutions
Media
Education and Research Institutions
Business partners
Employees
Customers and Products
Customer satisfaction is our first priority; we provide the highest quality products and services, as well as contributing to improvement in the economy and social life
Corporate Governance
We strive to continue to be a company that is trustworthy and meets the expectations of society by clarifying the function of management and executing a transparent, effective, and decent business
Environment
We acknowledge the deep relationship between the environment and business activities and strive to create products that are friendly to society, its people, and the earth
Compliance
We carry out open and fair corporate activities in compliance with societal norms, as well as all laws and regulations; FHI behaves as a respected member of society, not only as a corporation, but also as individual officials and employees
Corporate Philosophy
Corporate Code of Conduct
Social Contribution
We strive to disseminate and develop science and technology, traffic safety, and a vehicle culture and contribute to nurturing those responsible for manufacturing. We contribute to the development of communities and support each employee's contribution to society
Information disclosure
Information is disclosed promptly, appropriately, impartially, and faithfully to all stakeholders
Procurement
We provide a broad range of opportunities to many companies domestically and overseas, establish win-win relationships with suppliers based on mutual confidence, and conduct business impartially and fairly
Employees
FHI promotes the creation of a satisfying work environment, respecting each employee's human rights and individuality, and maintains a healthy, safe workplace
Stakeholders

Subaru's Capabilities

Technologies to make dreams come true (Subaru Automotive Business)

Clean energy vehicle
Birth of the SUBARU "R1e"[1]

Subaru believes that it is important for us as automaker not only to develop attractive cars but also to contribute to the environment and society by utilizing our accumulated technologies. Introducing the SUBARU "R1e", a next generation EV*1, which we are developing with Tokyo Electric Power Co., Inc., is to realize an era in which environmentally friendly cars are commonplace.

[Electric Vehicle for Business Use Jointly Developed with Tokyo Electric Power Co., Inc.] The SUBARU "R1e"

Subaru's New Proposal The SUBARU "R1e" Electric Vehicle

In June 2006, we completed a prototype of the electric vehicle which we have been developing jointly with Tokyo Electric Power Co., Inc. (TEPCO) since the fall of 2005, and introduced this vehicle to serve for business use at TEPCO. This vehicle, with a top speed of 100 km/h, has improved on the R1, utilizing thin, high-performance lithium-ion batteries capable of running approximately 80 km on a single charge. We designed and manufactured the vehicle and TEPCO developed a high-speed charger.



Diagram of the internal mechanism of the Electric Vehicle R1e

Realizing the Era of Clean Energy Vehicles Development of Secondary Batteries (Chargeable Batteries)

It is now possible to produce electric power from renewable energy sources with less environmental impact, such as solar, wind, water and geothermal power, but the challenge is how to store the electricity. If electricity could be stored, the uses of electricity will greatly change, for example, night time electricity could be effectively utilized and electricity could be stored onboard vehicles. Based on this idea, we have worked on the development of secondary batteries which store electricity.

In May 2002, FHI established NEC Lamilion Energy, Ltd. (NLE)*2, jointly with NEC Corporation (NEC) as a planning and development company for automotive manganese lithium-ion battery packs. At NLE, we worked on the development of secondary batteries for hybrid vehicles, electric vehicles, and fuel cell electric vehicles, with the result that we successfully developed long-life batteries, based on the high-performance fuel cells developed for hybrid vehicles and electric vehicles, good for ten years or approximately 240,000 km. This type is called the NLE lithium-ion battery.

Superior characteristics of the NLE lithium-ion battery developed using the technology to laminated manganese lithium-ion battery packs

① High-power
② Superior mountability
③ Quick charging
④ Long life and high safety
⑤ Low cost



NLE lithium-ion battery mounted on the "R1e."

*1 : EV: Electric Vehicle

*2 : In March 2006, we terminated our joint venture at NLE following the successful development of the prototype.



Never Give Up on Dreams — Kazumasa Arai

The most remarkable feature of our SUBARU R1e is its newly developed NLE lithium-ion long life batteries, which last approximately 10 years and can be quickly charged (15 minutes).

In addition, when these batteries are used in electric vehicles, the motor can generate the necessary torque on starting up to accelerate from a stop as quickly as a gasoline-powered vehicle, achieving a delightful Subaru-like driving performance.

We advanced the development of the "R1e" based on the "R1", a mini car already available in the market, in order to keep costs as low as possible.

There are still many challenges to be met such as finding an ideal way to mount the batteries, necessary to distribute and reduce the car's weight, as well as setting the price. However, we will first work to popularize this car for business use aiming to release it to the market at a reasonable price in the near future.

Kazumasa Arai
Manager, Core Technology R&D Group
SUBARU Technical Research Center

Characteristics of the SUBARU "R1e"

The Subaru "R1e" has an ideal charging system because it generally takes about eight hours*3 to charge and can be charged from a household power outlet which makes it possible to draw electricity at night time when electricity prices are lower. It takes only 15 minutes*4 to get an 80% charge of the battery with a high-speed charger.

The R1e offers both practical performance and driving performance with a top speed of 100 km/h and acceleration and braking equivalent to that of gasoline vehicles.

Moreover, cruising distance is approximately 80 km with fully (100%) charged batteries. This is an environmentally friendly car with no gas emissions such as carbon dioxide (CO_2).


100V Plug
Plug outlet (AC100V)
80% charge of the battery in 15 minutes
8 hours (approx.) for charge
High-speed charger (developed by TEPCO)
Lithium-ion battery
Battery charger
Inverter
Motor
Connector for quick charge
(AC200V)

Image of an NLE lithium ion battery being charged on the Subaru "R1e"

For battery charge recourses, we assume AC100V household power outlet using night time electricity and AC200V power outlet of high-speed charger.

Column

Exhibited at the 39th Tokyo Motor Show 2005 — Passenger Cars and Motor Cycles

The "R1e", an R1-based electric vehicle, was placed in the Clean Energy Test Ride event at the 39th Tokyo Motor Show, which was held at the Makuhari Messe from October 19 through November 6, 2005, and more than 500 visitors in total experienced Subaru's latest technology.





At the Test Ride course. "The driving noise is considerably less than gasoline-powered vehicles and acceleration is superior."



Visitors looking over the mechanism and features of the car.

*3 : When fully (100%) charging the battery using the onboard charger (single-phase 100 V).

*4 : When the battery is 80% charged using a stationary power supply (three-phase 200 V)

Things That Subaru Can Do

Let Us Bring Clean Energy to Your Town (Eco Technologies Company)

Prototype of a Large-Scale Wind Turbine System "SUBARU 80/2.0" Completed



Large-Scale Wind Turbine "SUBARU 80/2.0"

On December 25, 2005, the prototype "SUBARU 80/2.0," a 2000-kW class, large-scale wind turbine system, developed in three years by Eco Technologies Company, was erected and began demonstration testing, in Hasaki, Kamisu City, Ibaraki Prefecture. This three-bladed wind turbine system, which has a 2000 kW rated power output, has variable pitch controls and is 62 meters in height from the ground to the center of the rotor. The rotor, which has a diameter of 80 meters, can generate electricity from a wind velocity as low as three meters per second. The generator was developed by Hitachi, Ltd., our joint development partner.

View of the 80 meter diameter rotors being assembled from the top of the 60 meter high tower



Superior Characteristics of the SUBARU 80/2.0

1. **Downwind-type turbine with high power generation capacity**
   The main feature of this wind turbine system is its downwind-type turbine with the rotor placed on the leeward of the tower in order to fully utilize the energy of wind blowing up from mountains and hilly areas. Also this design is safe and strong because the load placed on the main mechanism by typhoons and turbulent wind is reduced by weather cock stability characteristics.

2. **Designed to withstand large typhoons and thunderstorms**
   As a countermeasure against the extremely strong winter thunderstorms which occur in the areas along the Sea of Japan, this system was built to lightning-resistance specifications stricter than international standards.

3. **Easier installation is possible by transporting disassembled parts partially**
   Because the large and heavy parts can be disassembled into smaller components, the system can be introduced in areas where it used to be difficult to install 2000-kW class systems, further contributing to the popularization of wind turbine generator systems



Downwind system
The system operates in weak or strong wind
Upwind system (traditional wind systems)
Hilly areas
Downwind system (Subaru 80/2.0)



Please Watch for Subaru's Wind Turbine System — Toru Nagao

In response to increasing market demands for large-scale wind energy, we developed the wind turbine system by integrating our top technologies. When I first saw the huge, 80 meter diameter turbine slowly start to rotate in the wind, I was deeply impressed.

This system will be commercialized in the near future following verification testing of the prototype. Please watch for Subaru's wind turbine system.



Toru Nagao
Project General Manager
Wind Turbine Project,
Eco-Technologies Company

Wind Noise Has Been Minimized — Hiroshi Kato



Hiroshi Kato
Project Manager,
Wind Turbine Project,
Eco-Technologies Company

We have directly tackled the challenges of a large-scale wind turbine system, including how to improve durability in Japan's unique weather conditions which include typhoons and thunder storms, and how to transport and install parts easily at low cost. We were able to make the wind noise of the downwind-type system, which was a concern, quieter than that of the upwind-type system by utilizing the results of our many years of research.

Unique and Outstanding Subaru Design — Yoshinobu Noborisaka

Subaru's small-scale wind turbine system, now on the market, has been favorably evaluated by customers for its superior design allowing it to blend in with the landscape. Similarly, the design of the recently developed large-scale wind turbine system will be yet more sophisticated by the time of its release.

Wind energy generation can easily convey an image of environmental friendliness, but we still think it is of the utmost importance to consider the environmental effects of manufacturing and transporting the system and to gain the trust and understanding of local residents where the system is installed, before proceeding with development.



Yoshinobu Noborisaka
Manager, Wind Turbine Project,
Eco-Technologies Company

Column

Up Until Subaru 80/2.0 Was Completed

①The inside of the nacelle

②The completed nacelle

③The 62-m-high tower being constructed

④Assembly of the blades and the hub

⑤The nacelle being lifted to the tower

⑥The rotor is lifted using a 500-ton crane, a rare sight in Japan

⑦Employees take part in the installation

⑧Then President Takenaka visiting the site and taking commemorative photos. He said, "Not many company presidents get to climb up such a tall wind power generator (laughing)."

Brief Development History of Subaru Wind Turbine System

1996

The development of wind turbine systems at Subaru began when some young aerospace engineers, who were interested in environmental issues, got together and started research in their free time motivated by the questions, "What can we leave for our children?" and "Is there any new business we can initiate by utilizing aerospace technologies?" We conducted joint research with the Mechanical Engineering Laboratory, the Agency of Industrial Science and Technology (currently the National Institute of Advanced Industrial Science and Technology, an independent administrative agency) to study blades for new wind power generation systems and control, establishing new basic technologies in the process.

1999

We were delegated by NEDO[*1] to conduct research and development for the national project, "Development of Advanced Wind Turbine Systems for Remote Islands." For this project, we developed a superior wind turbine system (100 kW) with world leading performance and functions. This system is now available on the market as the SUBARU 22/100

2000

In November, we announced the "Subaru Small-Wind Turbine System" (Subaru 15/40 (40 kW). This effective wind generation system, which has a beautiful Subaru style design and quietness suitable for cities and parks, has been employed for private use and university research and has been favorably received by many customers as a symbol of environmentally friendly energy

2005

In December, we installed Subaru 80/2.0, a large-scale wind turbine system (2000 kW) in Kamisu City, Ibaraki Prefecture and began demonstration operations



Subaru 15/40 Tochigi Science Museum

Subaru Small Wind Turbine System

The Subaru 15/40 received 2001 and 2002 Good Design Prizes and fiscal 2001 NEF Prize (Agency of Natural Resources and Energy Director-General Prize).

*1 : NEDO: New Energy and Industrial Technology Development Organization

Things That We Can Do

Subaru Eco Class Delivery Service "Let's Protect Our Valuable Earth!" Gunma Manufacturing Division



As members of society, we at Fuji Heavy Industries enjoy carrying out our responsibilities through Subaru's unique social action programs. We will continue to make efforts as a manufacturer to support the healthy and continuous development of society by actively conducting activities such as providing products, cultivating human resources to take charge of next generation manufacturing, contributing to the areas surrounding our plants and assisting of employees' social participation. Here we introduce the Subaru Eco Class Delivery Service, an environmental education program for local elementary school students, which Gunma Manufacturing Division has been conducting since fiscal 2004.

The Subaru Visitor Center, opened in 2003



Eco Class Delivery Service



Subaru's environmental efforts being exhibited at the Recycling Lab

Subaru Eco Class Delivery Service for Elementary School Students

The Subaru Eco Class Delivery Service is a community-based environmental education program, which Gunma Manufacturing Division has been conducting since fiscal 2004. The main characteristic of this program is the combination of educational visits (Subaru plant tours) with eco classes by FHI staff visiting schools (Subaru Environmental Exchange Circle).

We Would Like to Provide More Opportunities for Children to Learn About Our Environmental Efforts

The Recycling Lab where we introduce Subaru's environmental activities was established at the Subaru Visitor Center which opened in July 2003 at the Yajima Plant of the Gunma Manufacturing Division. This Lab is open to visitors for plant tours and shows the processes involved in manufacturing automobiles. Approximately 92,385 people, mainly elementary school students, visited this lab in fiscal 2005.

Based on our wish to provide opportunities to elementary school students who visit the plant to learn more about our environmental activities and increase their awareness of environmental issues, we offer the Eco Class Delivery Service (16 schools in fiscal 2004 and 22 schools in fiscal 2005) in collaboration with Ota City, our local municipality, and the local board of education, both of which are advancing the ISO*1 process for schools.



Children are very interested in experiment results

Questionnaire surveys returned from elementary school students and teachers

The Theme of the Eco Class Delivery Service is "Let's Protect Our Valuable Earth!"

With the theme "Let's Protect Our Valuable Earth!", we achieve our educational goal of developing children's environmental awareness using a film screening, an experiment simulating global warming using a flask and carbon dioxide, and a quiz in the Eco classes so that students think about what they can and have to do to protect the environment now and in the future and then take action. Each class takes 45 minutes. The children's environmental awareness is always very high and our classes are always favorably received.

*1 : ISO stands for International Organization for Standardization. ISO issues a variety of international certifications including the ISO14001 for environmental management systems and the ISO9001 for company quality control systems.



Subaru and Local Communities Should Tackle Environmental Issues Together

Our wish and the opportunity were granted — Kazuyo Tsuchiya

This activity came about when we started thinking about what we could do to contribute to the local community. We would like to express our appreciation to Ota City, which gave us the opportunity to develop our ideas by listening to us and helping us. At the Ota City Board of Education, we learned that local schools have conducted "School ISO" activities.

Subaru Eco Class Delivery Service was born from our wish to visit and help local residents in return for their frequent visits to our Visitor Center, and our desire to help children understand the importance of the global environment. We have only one opportunity to meet each school student and for only 45 minutes at that. However, the children listened with interest to our enthusiastic discussion of the environment. I am always thankful that we started this activity.

Learning about the environmental activities conducted at schools through the Eco Class Delivery Service was helpful for us. Subaru and local communities should tackle environmental issues together. We would like to actively continue environmentally friendly business activities by exploring the ways we can take care of the future global environment with the children who will lead our future.



Kazuyo Tsuchiya
Environment & Safety Policy Planning Dept.
Gunma Manufacturing Division

We Want to Improve the Educational Content — Toshiyuki Kawano

Regrettably, we could not complete our discussion during classes due to time constraints. We would like to review the contents and make the key points clearer.



Toshiyuki Kawano
Environment & Safety Policy Planning Dept.

We Want to Communicate Our Activities Related to Automobiles and Environmental Issues — Seiji Mogi

I think it is important for us to understand more about the impact of automobiles on the environment and our own environmental activities, and to communicate these to children who love automobiles.



Seiji Mogi
Environment & Safety Policy Planning Dept.

We Want to Train More Instructors — Katsuhiro Hori

I feel that our relationship with local residents is becoming much better as a result of the Subaru Eco Class Delivery Service. Because we are facing some problems such as a shortage of instructors for the increasing number of schools we visit, we plan to focus on training more instructors.



Katsuhiro Hori
Secretariat of Subaru Environmental Exchange Circle,
General Administration Dept.

We Want Our Eco Class Delivery Service to Become a Grass-Roots Activity — Kiyoshi Hoshino

In order to enhance the contents of our education program, we have to understand more about school programs and actual school situations. It is important for us to have a clear idea of what we really want to communicate to children. Also, I think our challenge is to improve the program so that we can combine the Subaru Plant Tours and the Eco Classes more effectively. Subaru Eco Class Delivery Service began in fiscal 2004 thanks to the cooperation of Ota City and the people involved. We will expand this service outside the city hoping that it spreads and becomes a grass-roots activity in neighboring communities.

Kiyoshi Hoshino,
Environment & Safety Policy Planning Dept.

Achievements of Subaru Eco Class Delivery Service in fiscal 2005

Elementary school (22)	Date	Attendees
Komagata	June 7	54
Niragawanishi	June 28	65
Torihogo	July 8	42
Niragawa	Sept 2	66
Housenminami	Sept 5	20
Asahi	Sept. 8	114
Josai	Sept 22	97
Chuo	Sept .27	64
Kuai	Sept .30	94
Hosen	Oct 4	97
Otahigashi	Oct 5	44
Ikushina	Oct 6	149
Kyuhaku	Oct 13	119
Sawano	Oct.18	84
Minami	Oct. 21	85
Godo	Oct.26	107
Sawanochuo	Oct.31	69
Serada	Nov. 4	47
Ojima	Nov. 8	109
Morita	Nov 11	81
Hosenhigashi	Nov. 15	79
Ota	Nov 21	75
TOTAL		[illegible]

Column

Subaru Environmental Exchange Circle Received the 15th Energy Publicity Activities and Facilities Award

On March 25, 2006, Subaru Environmental Exchange Circle received the Information Center for Energy and Environment Education Chairman Incentive Award at the Energy Education Fair 2006 held at the Science Museum (Tokyo) as a superior example of an activity conducted in cooperation with the local community.



At the awards ceremony. Staff of the Subaru Environmental Exchange Circle ; Hori, Hoshino and Tsuchiya (from left to right)



Our educational materials on display



Coexistence of Nature, Cars and People

To become a company friendly to people and the environment, we have started with what we can do.*1

Fuji Heavy Industries has been conducting environmental activities together with Subaru dealerships*2 to build environmentally friendly dealerships. Here we introduce Niigata Subaru, Co. Ltd*3 which acquired ISO14001 certification (Environmental Management System) in June 2005 and has been actively pursuing environmental activities.



Location	Headquarter: 2307 Yamada, Niigata City
Established	Established October 16, 1956
Paid-in capital	150 million yen
Employees	362 (as of July 1, 2005)

Description of business : Sales and maintenance service of all models of Subaru vehicles and Industrial Products

- Head Office
- Head Office, Kurosaki Branch
- Service Center
- Niigata Ebigase branch
- Shibata branch
- Toyosaka Vehicle Center
- Toyosaka Sheet Metal Painting Center
- Toyosaka Parts Center
- Environmental Department, Industrial Vehicle Section


JAB
14000
JARI-RB
JAER0657

Aiming for Coexistence of Nature, Cars and People

Although automobiles are very useful for everyday life, they have significantly impacted the environment. Niigata Prefecture, where Niigata Subaru, Co. Ltd. is located, is a productive land with bountiful nature, but at the same time, the society is automobile oriented and the highway network is well developed. Treating the environment with the utmost respect, all of us at Niigata Subaru with the support of local residents have been conducting activities based on ISO14001 (Environmental Management System: EMS) starting with the things within our capabilities.



Tsutomu Suzuki
Part-Time Auditor

Advancing Activities with Realistic Goals by Involving All Employees

Since the kickoff of ISO14001 in the summer of 2004 until the present day, our activities have not necessarily gone smoothly. We visited the Subaru Teams, companies with advanced programs, government offices, audit institutes and other related organizations many times to learn about EMS. Then, we set a policy under which we could first conduct activities with realistic goals.

In addition to working on EMS, which is a matter of course for achieving corporate social responsibility, we set this as our primary goal at the same time aiming to cultivate human resources by carefully managing our targets in order to establish a firm foundation for our activities.

Achievement of EMS (Environmental Management System)··· Effects of Internal Audit

We established the audit team with board members and executive officers as the core. This team of auditors has been able to understand in detail the activities of other divisions and gain a broader vision of in-house organization.



Masao Naito, Director, Sales & Marketing Division, conducting internal audit



A cut-off valve based on an employee's idea placed on the oily water separating tank



Satoru Saito
Director, General Manager, Sales & Marketing Division

*1 : This catch phrase was selected from among employee suggestions in the EMS establishment process of specifying business activities causing environmental impact.

*2 : Subaru dealerships: There are 48 member companies in the Japan Subaru Automobile Sales Association (as of July 2006).

*3 : The environmental activities of Niigata Subaru, Co. Ltd. are also disclosed on the Web site: http://www.niigata-SUBARU.co.jp/env/environment.html

Things We Can Do･･･Activities of Other Departments

We are advancing green procurement activities by placing importance on communication with our business partners.
(Kaoru Touma, Human Resources and General Affairs Section)

We are serious about organizing our workshops. We check our customers' vehicles at orderly, organized workshops.
(Naoki Watanabe, Assistant Manager, Service Center, Kurosaki Dealership, Head Office)

As sales personnel, we are actively communicating our environmental activities to customers.
(Takeshi Nakagawa, Assistant Manager, Sales Division, Kurosaki Dealership, Head Office)

Progress

We have been able to increase mutual trust across divisions by understanding other departments' problems and efforts through the internal audit.
(Satoru Yokoyama, Sales Support Manager)

Because we have made the standards clear, we are able to expand the activities to all other dealerships in the prefecture.
(Muneo Tanabe, Manager, Service Department)

Important Points for Advancing EMS Activities

In order to advance the activities as a whole, we are trying to *reduce* the number of rules so they can be easily understood by everyone.
(Naoki Tanaka, Manager, CSR Promotion Section)



We Are Also Actively Conducting Social Action Programs

We are also conducting cleaning activities around the dealerships and supporting reconstruction activities in the wake of the Niigata Chuetsu Earthquake.



Cleaning activities conducted once a month around the dealership.



On November 19, we received a letter of appreciation from the district afflicted by the Niigata Chuetsu Earthquake.

Since the immediate aftermath of the earthquake, Niigata Subaru has sent two Sambar trucks to the Nippon Foundation (volunteer organization) which has been assisting in the affected area. These trucks have been fully utilized for transport in the district by volunteers from across Japan.

Japan's First Organic Show Room Constructed With No Harmful Atopy-Inducing Building Materials Shibata Dealership

Recently, illnesses such as atopy have been linked to harmful VOC substances*1 contained in building materials. The Shibata Dealership is Japan's first organic show room for automobiles constructed with materials that have no harmful substances. Maintaining the dealership is very difficult because there are restrictions such as no smoking and no waxing. However, the dealership received favorable evaluation from our customers as "a store friendly to people and the environment," resulting in an increase in the number of shop visitors of more than 20%. Please feel free to visit the Shibata Dealership.



Shibata Dealership: Acquired ISO14001 certification by a registrar in June 2006.



Show room: The surroundings are redolent with nature



Kid's room: Everything is made from natural materials



Masuo Ikarashi
Shibata Dealership: Store Manager

Column

Interview with President Ikeda



Shuichi Ikeda
President

We are keenly aware of the strong need to incorporate environmental factors such as resource conservation, low pollution and recycling into all stages of our business in addition to providing the level of driving performance and safety which Subaru is known for.

We will advance our activities based on the conviction that engaging in environmentally friendly activities is fundamentally linked to the successful expansion of our business and essential to becoming a company which moves and delights people and which is moved and delighted in return.

As a Subaru dealership that serves all regions in the prefecture, Niigata Subaru's responsibility is to become "a general hospital for the customers' life with Subaru cars while holding the network of local residents in high regard and cultivating good relationships with customers through the provision of automotive products.

We will utilize EMS *as a tool* to realize our goals. Please watch for our future activities.

*1 : VOC stands for Volatile Organic Compounds.

FHI started the Environmental Action Project in 1990 and has since taken advanced measures to protect the environment in various stages of its corporate activities. Currently, we are working harder toward achievement of the goals specified in the FHI Environmental Conservation Program (Fiscal 2002 — 2006) (Voluntary Plan for the Environment*1) by reducing the environmental burden.

Environmental Policy

FHI believes that responding to the problems of the global environment is one of the important tasks of management. Based on its corporate philosophy, FHI has established an Environmental Policy, a policy for carrying out environmental conservation. FHI has also established guidelines for specific actions — the Operating Criteria for Environmental Conservation in order to promote the Policy. Involving all of the employees, FHI is moving its activities forward.

Environmental Policy (Established in April 1998)

FHI recognizes the integral relationship between the environment and its business activities and strives to provide products that are friendly to the earth, society, and people. FHI is protecting the environment to ensure our future.

Operating Criteria for Environmental Conservation

Operating Criteria for Environmental Conservation

1) FHI is committed to environmental conservation and gives consideration to environmental impacts at every step of product development, design, manufacture, sales, service, and disposal.
2) FHI observes relevant laws, regulations and agreements with communities and industries, while also promoting voluntary activities in accordance with its own environmental objectives and targets as determined by the Company.
3) FHI recognizes the importance of continual improvement and efforts to prevent pollution and encourages every employee to act with self-awareness and responsibility.
4) FHI endeavors to raise environmental consciousness by providing educational opportunities for its employees according to their job status and job description.
5) FHI regularly performs audits and inspections to improve its environmental conservation activities.
6) FHI is committed to interacting within the community and engaging in joint activities to further environmental conservation.

Corporate Activities and Environmental Impacts

FHI is a transportation manufacturer focusing on automobiles. Automobiles, which are a convenient and comfortable form of transportation, are now indispensable for living in a modern society. On the other hand, however, automobiles require limited global resources as materials and fuels. Consequently, they emit CO_2, which causes global warming, as well as other air pollutants. We believe that automobiles make life more pleasant and reflect an affluent society but fully understand that automobiles have such disadvantages, as well as advantages. With these in mind, we must work hard for a better future. FHI accepts the task of conserving both the global environment and the benefits of automobiles by considering the environmental impacts and reducing the environmental burden through the lifecycle of development, production, use, disposal, and recycling of automobiles.

□Overall Environmental Burden Concerning FHI's Automotive Business


Automotive Lifecycle
OUT
Materials manufacturers
Parts manufacturers
Materials and parts input
Logistics
Energy (p. 28)
Water (p. 28)
Materials (p. 28)
FHI
Development and design
Procurement,
Production
CO
PM
NOx
Fuel
Materials
Logistics
Energy
Materials
Dealers
Sales, Services
CO
Wastes
Customers
Use
Fuel
CO₂
NOx
CO
HC
Recycling of end-of-life vehicles
(The ELVs Recycling Law)

---

*1 : For the details of Environmental Voluntary Plan, please refer to Supplementary Volume for Data Related to the 2006 Environmental & Social Report on our website (http://www.fhi.co.jp).

*2 : For the FHI Corporate Environment Committee, please refer to the Supplementary Volume for Data Related to the 2006 Environmental & Social Report on our website.

New Voluntary Plan for the Environment

The New Voluntary Plan for the Environment, "FHI Environmental Conservation Program (fiscal 2002 to 2006)", finalized and announced by FHI in June 2002, is designed to enable FHI to contribute to society by making all our processes clean and by offering our customers greener products through a system of environmentally clean plants, logistics networks, and dealers. The plan is based on the fundamental principle that for a company to have a strong and appealing presence and achieve sustainable growth it is necessary to live in harmony with society and reduce environmental impact.

Along with our efforts to achieve the targets set for fiscal 2006, we created the Fourth Voluntary Plan for the Environment, "FHI Environmental Conservation Program (fiscal 2007 to 2011)" (see p.20).

Organization

We established the Corporate Environment Committee*3 to realize the Environmental Policy, the Operating Criteria for Environmental Conservation and the New Voluntary Plan for the Environment. The Committee is chaired by the officer in charge of the environment and administered by representatives from all business sites. At the Committee meeting held in May 2006, the progress of the New Voluntary Plan for the Environment was confirmed and there was discussion of the Fourth Voluntary Plan for the Environment (see p.20), the new activity plan.

Overview of FHI's Environmental Performance in Fiscal 2005

Our main environmental performance statistics for fiscal 2005 are shown in the graphs. We reduced emissions of CO_2 and chemical substances. Moreover, we maintained zero emissions*3 of waste materials. Activities conducted at locations other than manufacturing plants include such efforts as the recycling of all sales promotional material in the Head Office area (Tokyo and Saitama Prefecture).

□Organization of the Corporate Environment Committee


Corporate Environment Committee
Engineering Environment Committee
Purchasing Environment Committee
Green Procurement Subcommittee
Green Purchasing Subcommittee
Production Environment Committee
Zero Emissions Subcommittee
Global Warming Prevention Subcommittee
Pollution Prevention Subcommittee
Domestic Affiliated Company Subcommittee
Sales/Service Subcommittee
Logistics Subcommittee
Recycling Promotion Committee
Market Subcommittee
Environment Committee for Individual Companies
North American Environmental Committee

□Trends in Amount of Waste Materials Generated at All Manufacturing Plants


(ton)
Amount of waste materials excluding Scrap Metal
Amount of materials recycled
13,012
12,323
11,487
10,995
10,006
9,774
11,622
11,221
10,813
9,092
2000
2001
2002
2003
2004
2005
Fiscal year

□Trends in Amount of Landfilled Waste at All Manufacturing Plants


(ton)
Amount of waste materials directly landfilled
2000
2001
2002
2003
2004
2005
Fiscal year

□Trends in Amount of CO_2 Emitted*4 at All Manufacturing Plants


Amount of CO2 emitted
Energy consumption per production (fiscal 1990 = 100)
(ton-CO2)
(Index)
1990
2002
2003
2004
2005
Fiscal year

□Trends in Volume of Water Used at All Manufacturing Plants


Volume of water used
Volume of water used per production (fiscal 1990 = 100)
(10,000 m³)
(Index)
1990
2002
2003
2004
2005
Fiscal year

□Trends in Amount of Chemical Substances subject to the PRTR Law at All Manufacturing Plants


Amount of PRTR chemical substances used
Amount of PRTR chemical substances emitted
(ton)
(%)
1995
2002
2003
2004
2005
Fiscal year

□Trends in VOC Emissions at Automotive BU


VOC emissions at Automotive BU
Reduction rate (Fiscal 1995 emission 108.9g/m² = 100)
(g/m²)
(%)
1995
2002
2003
2004
2005
Fiscal year

*3 : FHI's definition of zero emissions is that the total amount of landfill waste (waste materials directly landfilled + waste materials treated intermediately by external companies) is less than or equal to 1% of the total amount of waste materials excluding scrap metal (industrial waste + industrial waste subject to special control + general waste from business operations). We have already achieved and are maintaining zero emissions at all manufacturing plants.

*4 : CO_2 conversion factor used for discharge: Electricity [0.3813 ton - CO_2/Mwh], heavy oil [2.6977 ton - CO_2/KL], kerosene [2.5284 ton - CO_2/KL], diesel oil [2.6444ton - CO_2/KL], manufactured gas [2.3539 ton - CO_2/Thousands Nm³] Source: Japan Automobile Manufacturers Association, Inc. Some data in the report uses our original conversion factor.

Environmental Management System

FHI acquired ISO14001 certification in all of its main businesses*1. In Japan, a non-manufacturing affiliate company, Subaru Kosan K.K., acquired ISO14001 certification in March '06. Also our overseas affiliated company, SRD (Subaru Research & development, inc.) acquired certification in December 2005. Domestic Subaru dealers, Osaka Subaru, Co. Ltd. and Niigata Subaru, Co. Ltd. also acquired certification. As a result, five domestic dealers have now acquired the certification in the Subaru team.

Environmental Audits

FHI implements checks from different aspects to see whether we are progressing as planned and how our activities are going on to achieve the goals set in our Environmental Voluntary Plan.

□Environmental Auditing System


Business site EMS activity
System auditing
Facility auditing
Third party auditing by assessment registration organization
Environmental patrol
Internal environment auditing
Facility environmental assessment
Compliance auditing
Environmental performance

Environmental Performance Assessment System

We introduced the Environmental Performance Assessment System in fiscal 2002. After each business site and specialized committee implements self-assessment, the officer in charge of the environment visits each business site to conduct an interview (or an audit) about the progress of activities. The interview coordinates our activities through the confirmation of achievements and identification of the measures that need to be taken. In fiscal 2005, we reviewed some assessment methods to make the system more logical and effective. The assessment results are shown in the following chart. Challenges we need to meet include the consideration of the environmental impact of the parts procurement processes and production processes, the disclosure of environmental information and the improvement of communication with stakeholders.

□Fiscal 2005 Environmental Performance Assessment


The most advanced company in the category
FHI
1 Long-term objective (Vision/Target Setting)
2 Reduction of environmental burden at parts procurement process
3 Reduction of environmental burden at production process
4 Reduction of environmental burden at products development process
5 Reduction of environmental burden at sales service/logistics process
6 Compliance, environmental patrol, and accidents
7 Environmental risks
8 Disclosure of environmental information and communication
65
42
61
44
56
57
56


The officer in charge of the environment conducted audit at site (at the right edge)

Environmental Risk Assessment

We have been implementing Environmental Risk Assessment since fiscal 2001 under our original assessment criteria for facilities where grease, fuels and chemical materials are used and stored for the research and development and production processes. The assessment quantifies the risk level numerically and we are improving facilities with high figures in terms of equipment and management in order to reduce potential risks.

In fiscal 2005, we carried out risk assessment mainly at divisions responsible for construction in order to prevent spillage at the sites and to eliminate totally any complaints or violations of voluntary standards by preparing documents explaining the standards, providing education and improving the guidance given to external companies.

Environmental Accounting

We introduced Environmental Accounting in fiscal 2000 and have been reviewing the result calculation methods since fiscal 2005. (Please refer to the Supplementary Volume for Data Related to the 2006 Environmental and Social Report on our Web site for an overview of the calculation methods and accounting criteria that underwent review.) Our (nonconsolidated) environmental cost in fiscal 2005 was ¥15.6 billion which was ¥2.4 billion (13.5%) less than the previous year. This was due to cost reductions as a result of enhanced efficiency in research and development. On the other hand, economic effects totaled ¥1.8 billion which is almost the same as the previous year. This was mainly because materials of value were sold, the usage of paint and solvent was reduced and energy costs were decreased. With fewer costs compared to the previous year, the environmental burden was further reduced by maintaining landfilled waste at zero level and reducing energy consumption in all manufacturing plants.

*1 : Details of FHI's ISO14001 certification and assessments by the Assessment and Registration Organizations in fiscal 2005 are shown in the Supplementary Volume for Data Related to the 2006 Environmental & Social Report on our Web site.

Environmental Education and Enlightenment

In fiscal 2004, FHI prepared company-wide unified textbooks for environmental education. FHI has continued educating different levels of employees, ranging from new recruits to those receiving promotions by acquiring certification. In addition, we are trying to carry out instructive activities according to the plan, including emergency drilling based on the Environmental Management System (EMS), environmental campaign months, Operations Improvement Case Study Presentation and educational support to business partners.


Environmental case study presentations (Utsunomiya Manufacturing Division)


Environmental case study presentations (Saitama Manufacturing Division)

Environmental Communication

FHI has arranged contact channels to maintain communication with local residents in each business area, and distributed environmental information in a variety of ways. In the Subaru Visitor Center in the Yajima Plant of the Gunma Manufacturing Division, we have a recycling lab to introduce our approaches to tackle environmental issues. In fiscal 2005, 92,385 visitors visited the Center. (elementary schoolchildren: 77,962 from 914 schools, general visitors: 14,693) FHI also participates in Environmental Management Forum sponsored by Nikkei Business Publications.

Cases Where Requirements Stipulated in Environment-Related Laws Were Exceeded, Environmental Incidents and Claims

The number of cases which exceeded the requirements stipulated in environment-related laws (including cases which exceeded voluntary standards and administrative guidelines), environmental incidents and environment-related claims in fiscal 2005 are shown in the following table along with their details and our responses. We are advancing preventative measures by conducting investigation of causes, taking countermeasures, enhancing the education of divisions in charge and related parties and improving the environmental inspection process.

□Fiscal 2005 Number and Details*1 of Cases Which Exceeded the Requirements stipulated in Environment-Related Laws

Manufacturing plant	Number of cases	Details	Major corrective measures
Gunma Manufacturing Division	Cases which exceeded the voluntary standards: 3 (water pollution)	Total of three cases related to water pollution including phosphorus in plant discharge water exceeding the voluntary standards	We reviewed the standard for operating management of the effluent treatment facility and took countermeasures by establishing a sterilization facility
Utsunomiya Manufacturing Division	Cases which exceeded the stipulated requirements: 1 (water pollution)	One of the sink outlets at the Handa Plant in Aichi Prefecture had BOD and COD*2 in amounts exceeding the values stipulated in laws	We took countermeasures to prevent the cause of the problem, which was the discharge of water from a construction site
Saitama Manufacturing Division	Cases which exceeded voluntary standards: 1 (water pollution) Cases which exceeded the stipulated requirements: 1 (noise)	BOD levels in a sewer exceeded voluntary standards Noise levels at five noise measurement/monitoring locations exceeded the stipulated requirements	We checked the facility and improved the management We have taken countermeasures by reporting the matter to the relevant governing body

In addition to the above cases, a failure to report in accordance with the Pollution Control Agreement with the local community occurred at the Gunma Manufacturing Division, but we have dealt with this case by reviewing reporting procedures

□Fiscal 2005 Number of Environmental Incidents and Details

Manufacturing plant	Number of cases	Details of main incidents (no direct external impact was observed.)	Main countermeasures
Gunma Manufacturing Division	10	A forklift hit a fire hydrant resulting in the effluence of a foam extinguishing agent Due to breakage of fuel hose of a delivery vehicle, fuel was discharged over an in-plant road.	Conducted training for workers, built fences to protect fire hydrants Asked delivery companies to conduct thorough education of workers including pre-driving checking procedures
Utsunomiya Manufacturing Division	4	Grease was discharged from an air-conditioner. Fuel was discharged from an air frame undergoing testing	Reviewed operating procedures and enhanced the environmental inspection tours
Tokyo Office	1	Grease was discharged from vehicle parts undergoing testing	Conducted thorough education of employees and reviewed the manual for test procedures

□Fiscal 2005 Number of Environment-Related Claims and Details

Manufacturing plant	Number of cases	Details of claims	Main countermeasures
Gunma Manufacturing Division	1	We received a claim from neighboring residents regarding noise from facility demolition work	We have tried to reduce noise by conducting Environmental Risk Assessment before work and using low noise heavy machinery and shielding
Utsunomiya Manufacturing Division	3	We received a claim from neighboring residents regarding noise from a water hammer for steam pipeworks We received a claim from neighboring residents regarding noise from a trial flight. Other 1	We modified the steam pipeworks as an emergency remedy. We plan to move the steam pipeworks in fiscal 2006
Tokyo Office	1	We received a claim from neighboring residents regarding noise from loading trucks in the early morning	We changed the loading time and informed the employees involved of the need for quiet

□Mediums to Transmit Environmental Information



Environmental & Social Reports*3


Environmental information for each car model*3




Environmental & Social Report prepared by each Manufacturing Division (from the left: Gunma, Utsunomiya, Tokyo)

*1 : For the Number of Cases Which Exceeded the Requirements Stipulated in Environment-Related Laws in fiscal 2003, 2004 and 2005, please see the Supplementary Volume for Data Related to the 2006 Environmental & Social Report on our Web site.
*2 : BOD (Biological Oxygen Demand), which is the amount of oxygen (biochemical oxygen demand) consumed when organic matter in water is broken down by microorganisms, is one of the typical indices to measure organic pollutants in river. COD (Chemical Oxygen Demand), which is the amount of oxidizing reagent, consumed when organic matter in water is broken down by oxidizing reagents and converted to oxygen (chemical oxygen demand), is one of the typical indices to measure organic pollutants in seawater and fresh water.
*3 : For the past FHI Environmental and Social Reports and the environmental information for each car model, please refer to our Web site: http://www.fhi.co.jp/

Overall Achievements under the Fiscal 2005 and Fiscal 2006 Plans

Environmental Management

Fiscal 2005		Fiscal 2006 goals
Goals	Achievements	
Promote the establishment of environmental management systems (EMS)	IT Systems Dept. of the Omiya Office acquired ISO14001 certification (extending the scope of certification in the head office area)	Continuous improvement at business sites which have established environmental management systems (EMS)
Further improve information in the 2005 Environmental and Social Report (environmental achievements in fiscal 2004)	Enhanced the Social Report by, for example, creating and announcing CSR (corporate social responsibility) and placing it in the 2005 Environmental and Social Report (detailing environmental achievements in fiscal 2004)	We will continue to make improvements to enhance the readability and visual appeal of the 2006 Environmental and Social Report (detailing environmental achievements in fiscal 2005)

Development Stage and Products

Category	Fiscal 2005		Fiscal 2006 goals
	Goals	Achievements	
Fuel economy	· Continue fuel economy improvement for every full model change and annual model change · Satisfy fiscal 2010 fuel economy standards earlier by fiscal 2006	Met fiscal 2010 fuel economy standards in three ranks out of five for passenger vehicles and in six ranks out of six for mini-sized trucks	Continue improving fuel economy for every full model change and annual model change Satisfy fiscal 2010 fuel economy standards for all vehicle weight categories by fiscal 2006
Exhaust emissions	Aim to have the exhaust emissions of 80% of passenger cars sold be either 50% or 75% reduced beyond 2005 standards by the end of 2006. Out of this 80% figure, half should be vehicles with emissions reduced 75% beyond 2005 standards	Introduced low emission vehicles, the "R1 & R2 NA" with exhaust emissions reduced 75% beyond 2005 standards and "Sambar NA", with exhaust emissions reduced 50% beyond 2005 standards	To have the exhaust emissions of 80% of passenger cars sold be either 50% or 75% reduced beyond 2005 standards by the end of 2006. Out of this 80% figure, half should be vehicles with emissions reduced 75% beyond 2005 standards
Noise	Further reduce all noise levels of the automobile	Developed low-noise power units, intake and exhaust systems and tires during Subaru's annual vehicle improvement period	Reduce the levels of all types of automobile-related noise for further reduction of environmental noise
Clean energy vehicles *CNGVs=Compressed Natural Gas Vehicles	· Hybrid vehicles Continue development work aiming at limited introduction of hybrid vehicles to the market in fiscal 2007 · Natural gas vehicles (CNGVs) Continue market expansion of the new "Legacy B4 CNG"	Hybrid vehicles The plan suspended due to the review of product portfolio and planning Natural gas vehicles Continued market expansion of the new Legacy-based CNGV	Natural gas vehicles (CNGVs): Continue market expansion

Production Stage

Category	Fiscal 2005			Fiscal 2006 goals
	Goals		Achievements	
Waste reduction	Control amount of waste generated Maintain zero level of landfilled waste		Reduced by 9.1% the total amount of waste generated compared to the previous year Maintained the level of landfilled waste at zero	Reduce amount of waste generated Maintain the level of landfilled waste at zero
Energy conservation	· Work to accomplish the energy consumption per production goal (28% reduction compared with the fiscal 1990 level by fiscal 2006) · Work to accomplish the CO_2 discharge reduction goal (6% reduction compared with the fiscal 1990 level by fiscal 2006)		Improved energy consumption per production by 35.7% from the previous year Reduced CO_2 discharges by 16% compared with the fiscal 1990 level	· Work to accomplish the energy consumption per production goal (28% reduction compared with the fiscal 1990 level by fiscal 2006) Work to accomplish the CO_2 discharge reduction goal (6% reduction compared with the fiscal 1990 level by fiscal 2006)
Reduction of substances with environmental impact	Work to accomplish the paint VOC reduction goal ($45g/m^2$ or less by fiscal 2006)		Reduced generation of paint VOC (per unit area) to $46.2g/m^2$ a 57.6% reduction compared with the fiscal 1995 level	Work to accomplish the paint VOC reduction goal ($45g/m^2$ or less by fiscal 2006)
Green procurement	Automotive Business Unit	Establish EMS at 97% or more of the suppliers	98.7% of the suppliers (304 out of 308) established EMS	Encourage suppliers to establish EMS
	Industrial Products Company	Maintain EMS established at all suppliers Proceed with reduction of substances with environmental impact	Maintained the EMS established at all suppliers (102/102 companies). Conducted investigation into substances with environmental impact used for generator parts, conducted data collection and created a reduction plan	Maintain EMS established at all suppliers
	Aerospace Company	Encourage suppliers to establish EMS	61.9% of suppliers (44/71 companies) established EMS. Enhanced the identification, reduction and prohibition of substances with environmental impact in accordance with the procurement guidelines	Encourage suppliers to establish EMS
	Eco Technologies Company	Encourage suppliers to establish EMS	81.6% of the suppliers (40/49) established EMS. Completed survey of substances with environmental impact	Encourage suppliers to establish EMS
	Green Procurement	Try to achieve 100% eco product purchasing of consumable office supplies in the Head Office area	Achieved 100% eco product purchasing of consumable office supplies (approx. 1500 items)	Continue

Recycling

Category	Fiscal 2005		Fiscal 2006 goals
	Goals	Achievements	
Improvement of recycling efficiency	· Continuously incorporate technologies developed for easier dismantling and higher recycling efficiency into vehicles under development · Continuously promote study of practical applications of ELVs*1 recycling	· Applied newly developed technologies to some components in new mini cars · Devised a chassis structure and an infrastructure-based harness dismantling method which leaves less wiring harness after dismantling	· Continue to incorporate technologies to facilitate dismantling and increase recycling efficiency into vehicles under development · Continue to proceed with studies of the practical applications of ELVs (End of Life Vehicles) recycling
Recycling volume	Increase the number of used bumpers collected from the market	Increased the number of bumpers collected	Increase the number of used bumpers collected from the market
Reduction of substances with environmental impact	· Promote development of alternative technology for parts containing lead that will be subject to the EU directive from 2006 and continue to study further reduction of lead usage · Promote measures for the voluntary action program under the "Goals for Reduction of Substances with Environmental Impact in New Model Vehicles" by the Japan Automobile Manufacturers Association(JAMA) · Further promote development and adoption of alternative technology for hexavalent chromium	Hexavalent chromium Created an integrated list of subject parts and advanced the replacement of parts with substitutes	· Promote development of alternative technology for parts containing lead that will be subject to the EU directive from 2006 and continue to study further reduction of lead usage · Promote measures for the voluntary action program under the "Goals for Reduction of Substances with Environmental Impact in New Model Vehicles" by the Japan Automobile Manufacturers Association(JAMA) Further promote development and adoption of alternative technology for hexavalent chromium
Sales and services	Continuously promote responses to the ELVs Recycling Law	Investigated ELV handling procedures at Subaru dealerships	Continuously promote responses to the ELVs Recycling Law

Logistics

Fiscal 2005		Fiscal 2006 goals
Goals	Achievements	
Promote logistics efficiency, and control generation of waste · Further streamline transportation of completed vehicles · Control generation of packing material waste	· (Transportation of completed vehicles) Increased the number of vehicles transported jointly with other companies · (Reduction of packing material waste) Improved the packing specifications for large packing boxes for domestic customers. Also improved packing materials for knock down parts for overseas	Promote logistics efficiency, and control generation of waste

*1 : ELVs : End of Life Vehicles

The Fourth Voluntary Plan for the Environment

FHI advanced voluntary activities for the environment with plans in 1993, 1996 and 2002. We created the Fourth Voluntary Plan for the Environment for fiscal 2007 to 2011.

In this plan, in addition to setting higher environmental conservation goals, we set targets to make contributions to society through our products by offering our customers greener products through a system of environmentally clean plants, logistics networks and dealers and by carrying out appropriate environmental activities including compliance with laws, regulations and agreements and cooperation with the automotive industry.

It is our policy that these targets are shared by group companies as well as FHI in order that Subaru Group can actively work towards the continuous improvement of environmental issues.

□FHI Environmental Conservation Program (Fiscal 2007 through Fiscal 2011)

Items		Goals and actions
Clean Plants	Curbing global warming	◇ Aim to reduce CO_2 emissions by 15% from manufacturing plants compared to the fiscal 1990 level by fiscal 2010
	Control and reduction of substances with environmental impact at manufacturing plants	◇ Continue reducing emissions of chemical substances listed in the Pollutant Release and Transfer Register (PRTR) ◇ Reduce Volatile Organic Compound (VOC) emissions (g/m²) in vehicle production lines by 30% compared to the fiscal 2000 level by the end of fiscal 2010 ◇ Reduce environmental risks through Environmental Risk Assessment and totally eliminate the occurrence of incidents, claims and cases where voluntary standards are exceeded
	Reducing wastes generated at manufacturing plants	◇ Reduce the amount of waste materials by controlling sources of waste including increasing yield ratio, reducing removal stock, increasing coating efficiency and improving packaging ◇ Continue zero emissions (zero levels of landfilled waste both directly and indirectly)
	Saving water resources	◇ Aim to reduce amount of water used at manufacturing plants by 45% compared to the fiscal 1990 level by fiscal 2011
	Green Procurement Activities	◇ Request domestic and overseas suppliers to reduce substances with environmental impact and to establish an environmental management system (EMS). The following are the targets for establishing EMS ● Automotive Business Unit, Eco Technologies Company and Aerospace Company: Aiming to complete establishment of the system ● Industrial Products Company Maintain the completed system To reduce substances with environmental impact, adhere to the schedule of laws, regulations and agreements such as the EU directive
Greener Products	Improving fuel economy*1	◇ Continue to improve fuel economy for every full model change and annual model change ◇ Increase models that achieve fiscal 2010 fuel economy standards for all weight ranks
	Cleaner exhaust emissions*1	◇ Improve on technology which has already achieved a 75% reduction on the 2005 standard for exhaust emissions in order to further reduce exhaust emissions and promote the use of low exhaust emission vehicles
	Developing products using clean energy	◇ Hybrid vehicles Develop a new hybrid system in collaboration with new alliance partner*1 ◇ Natural gas vehicles Continue market expansion of CNGVs*1 ◇ Electric vehicles Develop vehicles for launch on the market in addition to business use*1 ◇ Continue development of wind turbine systems and market expansion*2 ◇ Expand market for applied products which use LPG/CNG engines*3
	Increase recyclability*1	◇ Improve design to increase recyclability in new models to achieve a recycling rate of 95% in 2015
	Reduction of substances with environmental impact	◇ Enhance management of substances with environmental impact and further reduce the use of such substances ◇ Reduce in-room VOC in accordance with the Voluntary Activity Plan of the JAMA*1
	Reducing exterior noise*1	◇ Promote development of technology to reduce noise that is compatible with both fuel economy improvement and exhaust emissions reduction
	Curbing global warming regarding air conditioning refrigerants*1	◇ Promote further reduction in the amount of refrigerant (HFC134a) per vehicle ◇ Advance the development of air conditioner with low GWP refrigerant
	Research on traffic environments*1	◇ Work further on Intelligent Transport Systems (ITS) that realize a safe and comfortable motorized society
	Development of environment-related products and environment-related businesses*2	◇ Advance environment-related businesses such as development of refuse collection vehicles and environmental equipment and devices. ◇ Advance robot-related businesses for conservation of power, labor and energy
Clean logistics	Reducing the environmental burden caused by logistics	◇ Be certain of meeting the Revised Energy Saving Law ● Try to reduce energy used per production unit by 5% compared to fiscal 2006 by the end of fiscal 2011 ◇ Try to reduce substances with environmental impact by promoting reuse of packaging materials and returnable boxes
Clean dealers	Promoting environmental conservation activities at dealers	◇ Support environmental conservation activities by dealers ◇ Promote recycling and proper disposal during the distribution and disposal stages ● Collect and destroy specific chlorofluorocarbons (CFC12), collect CFC12's substitute (HFC134a) ● Collect and dispose of airbags and collect warning flares ◇ Continue to collect used bumpers ◇ Continue to comply with the ELVs Recycling Law
Improved Environmental Management	Implementing Social Contribution Activities	◇ Continue to participate in environmental events, communicate with local residents at FHI plants, and deal with visitors to factory tour ◇ Continue to participate in cleaning and tree-planting activities in the area around each plants ◇ Offer support and cooperation to environmental activity groups
	Disclosing environment-related information	◇ Continue to publish environmental reports, and aim at releasing timely environmental information through publicity channels from time to time ◇ Improve and upgrade the contents of environmental reports (e.g., compliance with guidelines, and reports including group businesses)
	Implementing environmental education and education campaigns	◇ Incorporate environmental education into the company education system and put it into practice ◇ Implement educational campaigns through company newsletters and various media ◇ Continue to implement lectures and EMS operations improvement case study presentations at worksites
	Establishment of an environmental management system	◇ Continue to improve the environmental management system at all business sites certified with ISO14001 ◇ Strengthen the liaison with affiliated companies, and continue establishing consolidated environmental management systems

*1: Automotive Business Unit *2: Eco Technologies *3: Multi-purpose engines

Subaru's Capabilities... We Are Dedicated to Providing Each Individual Customer with the Best Automobile Experience Possible

Subaru's Development Philosophy: To develop products which give customers an exciting drive by synthesizing driving performance, safety and environmental friendliness at a high level.

Subaru is continuing to develop products combining world class performance, safety and environmental friendliness at a high level to achieve "a prosperous society where automobiles, people, society and the environment are in harmony". To this end, we use our unique advanced technology to realize the principles of safety and rationality that forms Subaru's design philosophy as an aircraft manufacturer while considering the environment at all stages of our business.

FHI's Fundamental Philosophy for Manufacturing Automobiles

Subaru's goal is to manufacture high performance automobiles which are "safe, comfortable, and pleasurable to drive."

The Legacy, Impreza and Forester, which have fused the necessary elements of performance, comfort, safety and environmental friendliness at a high level by adopting the Subaru Boxer, Subaru's unique horizontally-opposed engines, and Symmetrical AWD; the Subaru R1 and R2, which together have raised the bar in terms of automobile driving and environmental performance by realizing the best fuel economy and efficiency in their class; the Samber, optimized to provide superb functionality for everyday life; and the Stella, our newest mini car....All our automobiles embody our long-held and successful design philosophy as an aircraft manufacturer.

In order that each individual customer may share the happiness of automobile ownership, we will continue to develop and provide products combining performance, safety and environmental friendliness at a high level.

■Subaru's Development Philosophy


Driving
Safety
Environment



Subaru's Originality

[SUBARU BOXER]

The horizontally-opposed engine is a rarity anywhere in the world. Subaru believes that this engine is an ideal power unit. The engine has symmetrically arranged pistons whereby the momentum of each piston is counterbalanced by the movement of the corresponding piston on the opposite side. For this reason, the engine offers superior rotational balance for quick response and a smooth feel right to the top of its rpm range. The engine is also lightweight and compact. Its low profile when mounted lowers a vehicle's center of gravity, enabling freer cornering. Offering not only high performance, but also ideal for vehicle balance, the horizontally-opposed engine is truly a Subaru original that achieves our goal of top performance without waste.

"SYMMETRICAL AWD"

Subaru, in its quest to provide pleasurable driving, continues to stick to four-wheel drives (4WDs) as its core driving system, and has enhanced the potency of the drive system by using a unique 4WD layout consisting of the horizontally-opposed engine and a symmetrical power train. The superior weight balance, thanks to the low profile of the horizontally-opposed engine, and the layout, which arranges heavy items such as the engine and transmission around the center of the vehicle, together maximize 4WD performance providing superb driving performance even under difficult conditions. The simple layout allows for a linear response when steering, provides comfortable and safe driving at high speed thanks to high forward stability, and retains stability even in poor weather, together making for an ideal arrangement of suspension and body frame and contributing to an overall increase in vehicle performance. Symmetrical AWD (All Wheel Drive) is the realization of Subaru's aspirations for 4WDs, an ideal which defies description.

"A Body Combining Lightness and High Rigidity"

High body rigidity is necessary for improving collision safety performance and comfort. However, if the vehicle weight increases as a result of the increased rigidity, acceleration performance and fuel economy will decline and braking performance and running stability will also be negatively affected. In order to synthesize the competing elements of lightness and high rigidity at a high level and realize a superior balance of safety, environmental performance and comfort, we at Subaru have been working to develop the chassis by bringing together our advanced technologies. We use numerous materials contributing to weight reduction and high rigidity, such as aluminum, for the front hood and rear gate, and tailored blanks, in which specially arranged high tension steel sheets and other kinds of steel sheets are welded and press formed, and construct a highly rigid body/chassis with a simple design. Weight reduction and engine efficiency provide both a pleasurable driving experience and fuel economy. High rigidity allows for collision safety and secure running stability. To realize ideal performance by resolving the apparent contradiction of "lightness and high rigidity," we at Subaru will continue to work to overcome any challenges.



6 cylinder piston



Powertrain



The new ring-shaped reinforcement structure

We at Subaru are always working to develop high performance automobiles that provide customers with safety, comfort and pleasure while driving by combining our unique technologies. Developing safe automobiles, contributing to traffic safety, developing user-friendly and environmentally friendly automobiles — Subaru always works with the development of an automobile-oriented society and the future of automobile manufacturing in mind.

Development of Safe Automobiles

Fundamental Philosophy

In order to realize a prosperous society where automobiles, people, society and the environment are in harmony, Subaru is dedicated to pursuing excellent environmental and safety performance as far as possible and also to providing each customer with an exciting drive.

Subaru has been making advances in high-performance AWD that provides drivers with a safe, comfortable and pleasurable drive on any road. In accordance with our belief that optimizing performance will lead to safety, Subaru has been focusing on development of sophisticated active safety technologies to prevent accidents, as well as passive safety technologies to ensure safety in the event of an accident. Through these advanced technologies, we will continue to provide safety, security and an exciting drive to customers.

□Subaru's idea toward safety


Stability of AWD and ergonomics, etc.
Safety
Alarming system for following distance, etc.
Dangerous condition
ABS, VDC preview control, etc.
Accident prevention
Autonomous & automatic drive
Autonomous drive, automatic parking
Automatic risk prevention
Risk judgment, by-wire technology
Accident
Airbags, shock-absorbing body, etc.
Collision safety
Emergency notification system, etc.
Prevention of secondary damage

Efforts to Create Safe Automobiles

• Technologies for Driving and Safety

Active safety is technology that prevents accidents from occurring by improving automobile's basic functions, driving, cornering and stopping; and by utilizing advanced safety systems.

We at Subaru believe that the best way to provide safety is through accident prevention and we are conducting research and development on state-of-the-art safe automobiles that support drivers by recognizing in advance the various risk factors that lead to accidents. We are researching and developing technologies which optimally and comprehensively assist drivers' judgment and driving by combining Subaru's core forward image-recognition technology using stereo cameras with information and communications technologies in order to reach a high standard of recognition and identification of a wide variety of traffic conditions in front of the driver.

• Philosophy of Subaru's Intelligent Vehicle Development

We at Subaru are actively working to develop Intelligent Vehicles based on the principle of, "Safety regardless of conditions," to provide safety, security and an exciting drive to customers through innovative and advanced safety systems.

• Collision Safety Technology

We have succeeded in securing a cabin (survival space) safe against collision from all directions by adopting the new ring-shaped reinforcement structure to create an original lightweight, high-strength, safe body for our automobiles including the Legacy and mini cars. We utilize simulations to develop collision safety technologies, conduct car-to-car collision tests in a variety of conditions and thoroughly test components for seat belts and air bags in order to deliver completely safe automobiles. We believe that the purpose of passive safety is not only to secure passenger safety but also to minimize harm throughout the entire society. In order to advance such technologies, we are striving to develop automobiles under the safety principle of "Compatibility" (or mutual safety), which fully considers the protection of the automobiles, motorcycles and pedestrians with which drivers may collide.

This safety principle has also been applied to the Stella, Subaru's newest mini car. Its new ring-shaped reinforcement structure has a frame structure with the same height as a passenger car, to guarantee a high degree of safety in a collision with such vehicles. Moreover, the Stella has safety superior to other passenger cars as a result of our efforts to increase the safety of this next generation mini car by incorporating advanced pedestrian protection, a seat structure which reduces whiplash injuries as a standard feature, high tensile steel and the tailored blank construction method for high rigidity and weight reduction.

□Subaru's driving and Safety Roadmap



□Subaru safety Future Vehicle Image



Contributions to Traffic Safety

Utilization of ITS*1 Technologies

In the near future, automobiles will be able to share external information by connecting to a network. Subaru is advancing the development of an automobile information management system to realize a safer and more convenient society through the utilization of ITS technologies.

This system will help prevent breakdowns and be able to forecast deterioration of components by remotely monitoring the condition of an automobile while running. It also becomes possible to take early action even when a failure occurs. We have applied this technology to electric vehicles and now are conducting verification testing. By optimally managing deterioration of components and practical performance, which used to be problems for electric vehicles, we are able to support customers so that they can use electric vehicles with confidence. We are aiming to harmonize with society with respect to both safety and the environment.

Moreover, we are actively striving to develop technologies for the utilization of probe information system, by means of which automobiles will act as one of many sensors in the community. Utilizing the characteristics of Subaru products which have been widely used in snow-covered terrain, we have actively joined the working group on verification testing for information collection pertaining to icy road surfaces at the Internet ITS Consortium. Together with research institutes such as universities, we are aiming to prevent accidents on icy road surfaces by studying methods to detect such surfaces using wheel speed information, GPS information and ABS operation information collected as probe information and creating the Hiyari Hatto* maps based on such information. We will broadcast our findings to the community through the Internet ITS Consortium.

■Information management system





Experimental test at the Internet ITS Consortium

* Hiyari Hatto : Please refer to p.48, footnote *2.

Making User-Friendly Automobiles

About the TransCare Series

FHI has been manufacturing and selling vehicles in a series called TransCare, vehicles for the disabled, since 1982. TransCare, a word coined from "Transportation" and "Care," was registered as a trademark for Subaru's vehicles for the disabled in 1977. Subaru is now focusing its efforts on developing laborsaving devices that can be easily used by both caregivers and care-receivers.

Outline of Vehicles for the Disabled

Subaru offers a wide selection of TransCare automobiles, from mini-car Subaru R1, R2 and wagon Sambar, to the Legacy, a standard-sized car for enjoying long-range drives. TransCare Wing Seat*2 version is available for all models. Also, in response to the increasing demand for wheelchair accessible vehicles, our Sambar mini car offers an electrically operated wheelchair lifter*3 that allows for loading and unloading of passengers in wheelchairs. We also offer a type equipped with a stretcher*4, which allows for loading and unloading of passengers who are lying down.

Sales Results of TransCare Series

With the aim of sharing the happiness of living with cars with all people, Subaru develops and distributes vehicles for the disabled so that disabled and aged people can enjoy a safe, comfortable ride.

Furthermore, we have been working on the expansion of the software for the sales of the vehicles for the disabled, promoting the acquisition of the certification of Service Care Attendant for Sales since 2004.

□Sales Results of Subaru TransCare Series (Units)

	2000	2001	2002	2003	2004	2005
Standard (Small) cars	13	32	63	103	88	130
Mini cars	397	469	475	401	464	427
Total units delivered	410	501	537	504	552	557



Subaru R2 with TransCare Wing Seat (with R option)



Samber TransCare with an electrically operated wheelchair lifter

*1 : ITS is the next generation intelligent transport system *2 : Wing seats: Rotating front and left rear seats to allow for easy loading and unloading of passengers. We placed importance on interior comfort and we installed an electric seat sliding system on the Legacy and R2. *3 : This is the only mini car to adopt the Side-lifting System. This lifter is electrically operated, providing passenger security and safety by loading and unloading from the side of the car, instead of from the roadway. *4 : The car is equipped with a stretcher with wheels to carry patients in a prone position. This is the only mini car equipped with a stretcher.

For Customer Satisfaction

Our corporate philosophy regarding Subaru's customers and products: Customer satisfaction is our first priority; we provide the highest quality products and services, as well as contributing to improvement in the economy and society.

Subaru established the Subaru Call Center to provide customer service and developed an in-house quality assurance system based on the above philosophy. The Subaru Customer Center consists of a Customer Relations Department where we receive questions and suggestions from customers, a CS Promotion Section for ensuring a high level of customer satisfaction, Domestic and Overseas Service Departments where we develop a variety of service plans to ensure comfortable driving for our customers, and the Subaru Academy, which serves to provide education for domestic and overseas Subaru dealers.

Customer Relations Department

Subaru established the Subaru Customer Center (operated by the Customer Relations Department) as a point of contact for customer inquiries, requests for assistance, demands and suggestions. Since communication is exchanged mainly by means of telephone and e-mail, we ensure quick, on-target responses to inquiries and requests for assistance from our customers based on our action policy of promptness, sincerity and attentive listening.

In fiscal 2005, we dealt with approximately 59,000 (99.7% compared to the previous year) requests for assistance from customers. We feed the invaluable opinions, demands and suggestions from customers back to the relevant departments/divisions to increase customer satisfaction by improving quality, developing products and improving sales and services.

We believe that customers' voices represent their expectations of Subaru. Therefore, we would like to continue to serve and give satisfaction to our customers through good communication with each and every one of them.

CS Promotion Section

We at the Subaru team, which includes dealers and all the divisions and departments within the company, aim to provide the highest level of satisfaction to our customers in each area. We incorporate the customers' opinions we receive through dealers and Subaru customer questionnaires into products, quality and sales via the related divisions and departments.

Fiscal 2005 Results of Activities

Unfortunately, FHI was ranked last in successive years, 2004 and 2005, in the JD Power Sales Satisfaction Study. By taking these results to heart, we have been conducting the following activities in order to significantly improve customer satisfaction by accelerating quality improvement in customer relations: 1) We modified our customer satisfaction survey method in order to seriously listen to customers' opinions immediately after purchasing Subaru products, to reflect the opinions by improving dealership facilities and customer relations and to achieve the highest level of customer satisfaction in each area. 2) We formed the Customer Service Quality Improvement Project with approximately 35 manager-class employees from Subaru Japan Sales & Marketing Div., Subaru Parts & Accessories Div. and Subaru Customer Center in Japan and had this team work on improving, based on the customer's perspective, new car dealerships by visiting the dealerships across Japan. 3) We instituted "the mystery shopper" (undercover shopping) survey across Japan, conducted by a third party, in order to increase customer satisfaction by better understanding the customer's viewpoint.

In addition, we issue "COMPASS," Subaru's customer service magazine for all dealerships, every other month six times a year, in order to raise the awareness of the dealership personnel who directly serve customers and to share case studies regarding customer service at other dealerships so that ideas may be implemented at all dealerships.


Compass

"COMPASS," customer service magazine for dealerships

Service Department

Subaru has adopted the Subaru Fureai Follow-up Program*1 as our service system to ensure customers have a safe, secure and comfortable experience with their cars, with coverage lasting from the delivery of the car to the third-year compulsory inspection. Subaru also holds nationwide service skill competitions in an effort to improve the technical skills of dealers' service technicians.

Approach to Product Recalls

Our efforts to improve the quality of Subaru products based on information from customers all over the world contributes to product improvement and to the further refinement of the Subaru brand. Quality information about Subaru automobiles is collected from global dealers through our dedicated Internet network as well as by fax and telephone. Based on the information collected and investigations of vehicles and parts, we determine and announce recalls as follows:

(1) Our number one priority is to provide customers with peace of mind owning Subaru cars. We determine whether or not problems warrant product recalls in accordance with domestic and overseas laws and regulations.

(2) Product recall announcements are made to customers through newspapers, direct mail and the FHI Web site (http://www.fhi.co.jp/).

We had four recalls*2 (three for Subaru automobiles and one for refuse collection vehicles) in fiscal 2005. We sent direct mail apologizing to customers and informing them about no-charge repair services and placed the recall announcements on the Web site.

Subaru Academy

In order to enhance our global sales network, FHI opened Subaru Academy in January 2005 at the Subaru Training Center, an educational facility located in Hachioji, Tokyo. The Academy provides a two-level of educational programs that systematically trains personnel from recruits to management.

The Business School of Management accepts dealer management and managers in sales and service from Japan and overseas, with the aim of strengthening the sales efficiency of the entire Subaru group.

The Training School accepts employees from sales, parts, customer service, and technicians to improve their skills and abilities to comply with customer expectations.

In fiscal year 2005, the Academy accepted about 10,000 trainees.

*1 : The Subaru Fureai Follow-up Program is an after sales service provided by Subaru dealers across Japan to support our customers. It includes such benefits as "Free maintenance service for one month after registration."

*2 : We place recall announcements on FHI's Web site: http://www.fhi.co.jp/

The R1 and R2, Subaru's mini cars, underwent Minor changes in November 2005 to realize enhanced emission performance in addition to strong, smooth performance and fuel economy (exhaust emissions from the naturally aspirated engine reduced by 75% compared to the Japanese exhaust emissions standard of 2005). Also, the Subaru Legacy, which underwent Minor changes in May 2006, significantly improved its environmental performance with regards to fuel economy and emission performance. Moreover, the Legacy, which has the SI-DRIVE mounted, allows drivers the pleasure of creating their own driving style.

Fuel Economy

Automobiles emit carbon dioxide (CO_2) proportional to the amount of fuel consumed. By improving fuel economy, CO_2 will be reduced resulting in the better conservation of limited energy resources and the prevention of global warming. Subaru, while utilizing the advantages of AWD and high power engines, has been working to improve fuel economy by developing technologies that make engines more fuel efficient, reduce transfer loss in the drivetrain and reduce vehicle weight and running resistance, and we are in the process of introducing vehicles which meet the Japanese fiscal 2010 Fuel Economy Standards, the target for gasoline vehicles.

Engine Improvement

Legacy

● Both the intake efficiency and combustion were improved by adopting a intelligent-Active Valve Lift System (i-AVLS) on naturally aspirated engines (2.5 ℓ)


intelligent-Active
Valve Lift System
4-1 Same length, constant pulsation exhaust system

Legacy 2.5L SOHC Engine

Enhanced Efficiency of the Drivetrain

Legacy

● Transfer loss in the drivetrain was reduced by adopting a low-friction type hydraulic clutch to 5AT.

Legacy SI-DRIVE

SI-DRIVE (SUBARU INTELLIGENT DRIVE)

● SI-DRIVE is a system which, by comprehensively controlling the engine, transmission, meters and control switches, allows drivers to switch among three selectable modes depending on preference and driving style. For example, the "Intelligent" mode, improves upon the conventional ECO mode by regulating control units and effectively controlling engine torque output (soft mode) which, together with finely-tuned shifts and lock-up control in the automatic transmission, helps maintain low fuel consumption. The "Intelligent" mode also ensures fuel economy with the ECO gauge which promotes ECO driving (fuel-efficient driving).

■SI-DRIVE control system (Image)


Power Unit Control
Interface
ECU
TCU
SI-DRIVE selector



SI-DRIVE selector　Multi information display　ECO gage

■Image showing acceleration characteristics at each control mode


S# (Sport Sharp)
S (Sport)
I (Intelligent)
Acceleration feel

Foot pressure on the Accelerator

Trends in Improvement of the Average Fuel Economy by Equivalent Inertia Weight

In an effort to meet the fiscal 2010 fuel economy standards, we achieved the target in three out of the five ranks of equivalent inertia weight for gasoline passenger cars. In gasoline mini-sized trucks, we succeeded in attaining the target in all applicable ranks of the equivalent inertia weight.

■Trends in Average Fuel Economy by Equivalent Inertia Weight (Gasoline Passenger Cars)


(km/l)
10-15 mode fuel economy
22.50
18.65
15.22
12.74
10.58
95 96 97 98 99 00 01 02 03 04 05
Fuel economy standard
Fiscal year

■Trends in Average Fuel Economy (Gasoline Mini-sized MT Trucks)


Manual transmission vehicle
(km/l)
10-15 mode fuel economy
22.00
17.01
16.90
95 96 97 98 99 00 01 02 03 04 05
Fuel economy standard
Fiscal year

■Trends in Average Fuel Economy (Gasoline Mini-sized AT Trucks)


Automatic transmission vehicle
(km/l)
10-15 mode fuel economy
21.50
15.67
15.85
95 96 97 98 99 00 01 02 03 04 05
Fuel economy standard
Fiscal year

Trends in Improvement of Attainment Rates for Fiscal 2010 Fuel Economy Standards

■Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Passenger Cars)



■Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Mini-sized Tucks)



Exhaust Emissions

Substances such as carbon monoxide (CO), hydrocarbons (HC), and nitrogen oxides (NOx), which are emitted from automobiles, are one of the causes of air pollution in metropolitan areas where there is intensive motor traffic. In order to improve the state of the air, Subaru is gradually launching low emission vehicles (certified by the Ministry of Land, Infrastructure and Transport) that meet standards stricter than the regulations.

Application Status of Low Emission Vehicle

Vehicles with naturally aspirated (NA) engines reached the "☆☆☆☆" level, with exhaust emissions reduced by 75% compared to the 2005 standards as a result of the revision of the catalyzer layout in the R1 and R2, to which Minor changes were made in fiscal 2005. Also, the Legacy with NA engine (excluding the 2.0ℓ model), to which Minor changes were made in May 2006, reached the "☆☆☆☆" level with exhaust emissions reduced by 75% compared to the 2005 standards, and the turbo Legacy reached the "☆☆☆" level, with exhaust emissions reduced by 50% compared to the 2005 standards.

Exhaust Emissions Measures in the Legacy

● NA models (2.5ℓ and 3.0ℓ) reached the "☆☆☆☆" level, with exhaust emissions reduced by 75% compared to the 2005 standard as a result of adopting a new intelligent-Active Valve Lift System (i-AVLS)*¹ (for 2.5ℓ vehicles) and revising the exhaust system and catalyzer layout (for 2.5ℓ and 3.0ℓ vehicles).

● Turbo models (2.0ℓ) reached the "☆☆☆" level, with exhaust emissions reduced by 50% compared to the 2005 standard by adopting new tumble generated valves, which improve combustion, and a secondary air system*², which combusts unburned gases.

■ *1 : intelligent-Active Valve Lift System (i-AVLS)


High-speed
Low-speed

■ * 2 : Secondary air system


Combination valve
from Cylinder head to exhaust port
Secondary air pump

Exhaust Emissions Measures in the R1 and R2

● The engines for the R1 and R2 reached the "☆☆☆☆" level, with exhaust emissions reduced by 75% compared to the 2005 standards as a result of revising the catalyzer layout and the fuel and ignition control settings for when the engine is cold.

Exhaust Emissions Measures in Samber

● The SOHC-NA engine for the vehicle code VB clean and TB clean reached the "☆☆☆" level, with exhaust emissions reduced by 50% compared to the 2005 standards. In order to reduce exhaust emissions (HC in particular) when the engine is cold, we used a finer-cell catalyst, reviewed the composition of noble metals in the catalyst, and adopted the Double O_2 sensor system to improve the accuracy of oxygen concentration measurement in exhaust emissions.

Trends in Improvement of the Percentages of Low Emission Vehicles

The system to certify low emission vehicles started in April 2000. The percentages of the low emission vehicles shipped as Subaru are as follows.

■Trends in Percentages of Low Emission Vehicles



■Trends in Percentages of Low Emission Light Trucks


50% reduction beyond 2005 emissions standards
50% reduction beyond 2000 emissions standards
25% reduction beyond 2000 emissions standards

Trends in NOx average

By launching low emission vehicles which meet the standards represented by the low emission vehicle certification standard into the market, Subaru has been able to reduce the average amount of NOx emitted by Subaru Vehicles every year as shown in the chart below.

■Trends in NOx Averages of Subaru Vehicles



Notes:
* The figures calculated from the regulation values (10 · 15 mode and 11 mode) at the time of shipment.
* Going back to fiscal 2000, calculations were made with regulation or conversion values for the new test mode. The new test mode is a combined mode, where the regulation values set individually for the 10 · 15 mode and 11 mode are integrated.
* Until fiscal 1999, the figures were calculated from the regulation values for the 10 · 15 mode.



Clean Energy Vehicles

Clean energy vehicles have such features as emitting fewer global warming substances (carbon dioxide) and air pollutants (carbon monoxides, hydrocarbons, nitrogen oxides, etc.) and have less environmental impact than gasoline engine vehicles. However, there are technical problems related to cost and driving distances. Subaru has been developing its unique clean energy vehicles that have the gasoline engine vehicle-level performance and utility.

Development of Secondary Batteries (Chargeable Batteries) for Hybrid Vehicles, Electric Vehicles, and Fuel Cell Electric Vehicles

In May 2002, Subaru established NEC Lamilion Energy, Ltd., jointly with NEC Corporation (NEC) and since then has advanced the development of secondary batteries, which could become the world standard for vehicles, by combining laminated manganese lithium-ion battery cell technology and Subaru's automotive battery packs technology.

As a result, we succeeded in developing a prototype secondary battery for hybrid and electric vehicles, with superior durability of 10 years or 150,000 miles (240,000 km). This prototype has received highly-favorable evaluations from more than 20 domestic and overseas companies such as automakers and electric manufacturers. At the same time, we were able to arrive at our goal of developing practical batteries for mounting on vehicles. Although this partnership with NEC was amicably terminated in March 2006 following the success of the prototype development, in order to advance the development of commercial battery packs for vehicles, we continue to maintain a cooperative relationship with NEC in the field of development and production.

New Capacitor — Development of Lithium-Ion Capacitor

Employing our unique technologies to use environmentally friendly materials, Subaru has been developing the Lithium-ion Capacitor, a new capacitor which can directly store almost the same amount of electrical energy as lead batteries. This capacitor has high power and superior durability and is ideal for the next generation clean ECO cars and for the storage of energy from renewable sources, such as wind and solar power. We now see the possibility of replacing lead batteries with this capacitor and will continue to work towards its practical application and commercialization.

Joint Development of Energy-Saving Gasoline Engines by Industry, Academia and Government

Recently, the importance of creating new intellectual properties through industry-academia-government collaboration has been gaining recognition. Subaru, together with Chiba University and Nihon University, has been involved in the Energy Use Rationalizing Technology Strategic Development Project organized by the New Energy and Industrial Technology Development Organization of Japan (NEDO) since 2003, and has developed breakthrough technology to improve thermal efficiency by 6 to 11% by avoiding knock with a compression ratio of 14 to 1. In 2005, we designed a new mechanism to smoothly rotate up to high rpm while maintaining this high efficiency and reducing friction and vibration. We have made great strides toward the practical application of this simple and low cost mechanism. We will aim for the realization of a new gasoline engine that emits fewer pollutants yet is as efficient as a diesel engine.

■Concept of LCA application at the development stage


Parts level
Data collection (within FHI and from parts manufacturers)
Calculation for current parts
Understanding the present condition
Calculation for parts under development
Evaluation and verification
Improvement
Reduction of environmental burden
from the entire vehicle

LCA Activities

Life Cycle Assessment (LCA) is a method to numerically evaluate the environmental burden over the product lifecycle starting from resource collection and manufacture, to use and finishing at the disposal stage. Recognizing that LCA is a useful tool for evaluating product environmental performance, Subaru has been conducting activities to advance the utilization of LCA. In fiscal 2005, we improved the database and expanded the application range. Spreading the LCA concept through these activities, we will continue to improve the database and study LCA applications to further reduce the environmental burden over the automobile lifecycle.

Noise

Subaru has been actively working to reduce the automobile noise generated from the engine, transmission, air intake and exhaust, tires and so on, even the noise from AWD differential system. In fiscal 2005, the noise was further reduced in the Impreza by significantly reviewing its air intake and exhaust system. Also for other models, Subaru is promoting the reduction of noise by increasing the volume of exhaust system and by adopting larger engine undercover.

■Main Measures to Reduce Noise


Installation of Toe Board Insulator
Rear differential noise reduction
· Improved accuracy of gear meshing
Installation of Hood Insulator
Air-intake noise reduction
· Increased volume of air cleaner
· Increased rigidity of air-cleaner case
· Increased rigidity of air-intake chamber
· Installation of resonator
Engine noise reduction
· Increased rigidity of cylinder block
· Increased rigidity of oil pan
· Reduced noise of engine-mounted parts
Tire noise reduction
Installation of large engine undercover with sound absorption materials
Transmission noise reduction
· Increased rigidity of case
· Improved accuracy of gear meshing
Exhaust noise reduction
· Increased volume of exhaust chamber
· Optimized thickness of pipe board
· Damped heat shield cover
Exhaust noise reduction
· Increased capacity of muffler
· Applied muffler with variable valve
· Optimized internal structure of muffler

■Distribution chart of pass-by noise (passenger cars/Japan)


Fiscal 2005
Fiscal 1995
71
72
73
74
75
76
77

---

*1: For the CO_2 conversion factor used in calculating CO_2 emissions, please refer to footnote *4 on page 16.

*2 : FHI independently calculates emissions of other greenhouse gases as well. Emissions in fiscal 2005 were; HFC134a: about 297 ton-CO_2, CH_4: about 79 ton- CO_2, SF_6: 3 ton-CO_2. Emissions are calculated by multiplying the amount emitted by the global warming potential.

Clean Plants: Efforts in the Production Stage

In fiscal 2004, Subaru successfully achieved a level of zero waste landfilled at all its manufacturing plants. In addition, we reduced man-hours and manufacturing costs by avoiding waste or loss of energy in our operating processes, and promoted measures such as the proactive implementation of natural gas cogeneration systems, as part of efforts to save energy and prevent global warming. Furthermore, through activities aimed at green procurement and green purchasing, we promoted the establishment of EMS at our suppliers.

Profile of Gunma Manufacturing Division where Subaru vehicles are manufactured



Gunma Manufacturing Division

(Main Plant, Yajima Plant, Oizumi Plant, Ota North Plant, Isesaki Plant)



JAER 0089

Location	Ota-city, Isesaki-city and Oizumi machi, Gunma
Products manufactured	Automobiles (Legacy, Impreza, Forester, Stella, R1, R2, Pleo and Sambar models), service and maintenance parts for automobiles
Number of units manufactured	466,527 (14 650 units decreased compared to the previous year)
Number of employees	7,642 (As of April 1, 2006)

Amount of Resources Input and Total Emissions at Plants

This figure shows the amount of resources used and emissions in fiscal 2005 at Gunma Manufacturing Division, our main automobile production plant in Japan.

■Amount of Resources Input and Emissions



Amount of Greenhouse effect gas emitted*1: about 182,000 ton-CO_2
(Details: 181,500 ton-CO_2 and N_2O emitted: about 300 ton of CO_2*2)
Amount of chemical substances subject to the PRTR Law emitted: Approx. 858 tons
Amount of materials input: 409,000 tons
Metals such as iron and aluminum
Non-metals such as plastic and paint
Amount of energy consumed (crude oil equivalent): 104,000 kl
Amount of water used: 2,770,000 m^3
Input
Gunma Manufacturing Division
Output
Amount of scrap metal: Approx. 60,263ton
Amount of scrap metal generated: Approx. 6,857ton
Amount of scrap metal recycled: Approx. 6,857ton
Amount of waste materials directly landfilled: 0 ton
Amount of water emitted*3: 2,770,000 m^3
Amount of chemical substances subject to the PRTR Law emitted: Approx. 2.2 tons

Reduction of Waste Materials

Zero landfilled waste material level maintained at all plants!

The Gunma Manufacturing Division shut down its incinerators in December 2000, achieved its goal of zero emissions*4 for waste materials in March 2001, and has maintained a level of zero waste materials landfilled ever since. The following figure shows the amount of waste materials generated and treated in fiscal 2005.

■Outline of Waste Materials Generated and Treated at All Manufacturing Plants and Gunma Manufacturing Division



(unit: ton) ( )=Gunma Manufacturing Division
Amount of materials recycled within FHI (Aluminium, etc.): 1,731 (1,731)
Amount of scrapped metal recycled: 62,608 (60,263)
Total amount of materials generated:
(industrial wastes including scrapped metals+ specially-controlled industrial waste+waste from office)
71,700 (67,120)
Amount recycled from waste materials treated intermediately by external company and in FHI: 7,360 (5,126)
*No waste materials incinerated in FHI/directly landfilled.
Amount of waste materials landfilled after external treatment: 1 (1)

Major waste material	Major recycling method
Sludge at wastewater treatment facilities	Conversion to cement material
Paint sludge	Reduction to powder at plants within FHI for use as material of anti-vibration sheet for vehicles
Waste plastic	Conversion to RPF (recycle plastic fuel), etc.
Wastepaper	Recycling into recycled paper

*3 : Drainage emissions equaled the volume of water used.

*4 : For the definition of FHI's zero emissions, please refer to footnote *3 on page 16.

Environmental Report

Efforts toward Reduction of Waste Materials

FHI has been making continuous efforts to curb the generation of waste materials and recycle any waste material generated, and has achieved and maintained a level of zero waste materials landfilled at all its manufacturing plants since fiscal 2004.

Major activities carried out at the Gunma Manufacturing Division in fiscal 2005 included reduction of the sludge discharged from wastewater treatment facilities by improving treatment methods. Furthermore, efforts were made in the painting process to improve coating efficiency and reduce generation of paint sludge. The result was an 11.5% decrease in the amount of waste material compared with the previous year to 6,857 tons (excluding scrap metal).

As for reductions in the amount of scrap metal in the automotive manufacturing, we have enhanced the weight-saving design of products by changing the quality of primary materials such as iron and aluminum, and improved the yield ratio during the production process in order to minimize the amount of scrap metal generated, improve automobile environmental performance and utilize resources as effectively as possible.

The graph shows the indexes obtained by dividing "the ratio of the amount of by-products (scrap metal and scrap of non-ferrous metals such as aluminum) generated to the amount of products manufactured" by "the value of shipped products". We have been able to reduce the amount of scrap metal generated year on year.

■Trends of Amount of By-products Generated to Amount of Products Manufactured



Trends of Amount of By-products generated
Target
11
10
9
8
7
6
9.88
9.20
8.95
7.88
7.38
7.40
8.93
2000
2001
2002
2003
2004
2005

Efforts toward Reduction of Water Consumption

Of a total water consumption of about 3,650,000 m³ (reduced by 1% compared with the previous year) at all our manufacturing plants in fiscal 2005, the Gunma Manufacturing Division accounted for about 2,770,000 m³, marking a reduction of 4.2% compared with the previous year.

The Eco Technologies Company replaced its underground water pipes with aerial pipes, thereby reducing water consumption by 14,000 m³ per year by implementing strict measures such as checking for leakage from water pipes. We will continue to make every effort to reduce water consumption further.

Prevention of Global Warming

Energy Saving

The Gunma Manufacturing Division switched its boiler fuel from heavy oil to natural gas as part of efforts to reduce the emission of greenhouse gases. In addition, all departments are improving the energy efficiency of the facilities in their operating processes to avoid waste or loss of energy. We will further accelerate our efforts to save energy, reduce CO_2 emissions, and improve operating processes by reducing man-hours and costs, as well as expanding implementation of cogeneration systems.

The cogeneration system implemented at the Utsunomiya Manufacturing Division in fiscal 2004 has continued to operate soundly, reducing greenhouse gas emissions by about 5,040 ton-CO_2*1 during fiscal 2005. Furthermore, we plan to implement two cogeneration systems in the Oizumi Plant at the Gunma Manufacturing Division in fiscal 2006.

Column

Energy Conservation Case Study Presentation

We hold the Energy Conservation Case Study Presentation every year in the Gunma region. We also actively participate in the Energy Saving Case Symposium Kanto Conference sponsored by the Energy Conservation Center, Japan, for the purpose of reporting outstanding cases in our improvement activities. In fiscal 2005, a total of five groups, three from the Gunma Manufacturing Division and one each from the Utsunomiya Manufacturing Division and the Head Office area, participated in the Kanto Conference.


The Energy Conservation Case Study Presentation held in the Gunma region

Reduction of substitute CFC (HFC134a)

To reduce atmospheric emissions of HFC134 used as a coolant from the vehicle manufacturing line, we have continued effort to minimize leakage while pumping and recovering gas in air conditioner. As a result, we have succeeded to reduce emissions by 95% compared to fiscal 1996 levels since fiscal 2003.

Management of Chemical Substances (the PRTR Law)

FHI uses 17 chemical substances subject to the PRTR Law. Use of such chemicals at all our manufacturing plants totaled 4,095 tons (the Gunma Manufacturing Division accounted for 3,537 tons) in fiscal 2005, achieving a reduction of 4.4% compared with the previous year. The release of these chemicals into the atmosphere and water at all of our manufacturing plants totaled 899 tons, a reduction of 8.6% compared with the previous year. These achievements result from activities such as reducing the amount of paint and thinner used in the vehicle painting process, and improving coating efficiency.

*1 : The reduction of CO_2 emissions from in-house power generation by cogeneration systems is calculated based on a value equivalent to 0.653 ton-CO_2 emitted at a thermal power plant.

Storage of Equipment containing PCB

FHI stores PCB appropriately and notifies the authorities of possession of PCB in accordance with the related laws and regulations. Regarding the 104 pieces of equipment (such as transformers and condensers) we store that contain a high concentration of PCB, we have already applied and registered for their disposal with the Japan Environmental Safety Corporation (JESCO) as of March 2006.

Reduction of Substances with Environmental Impact

VOCs Generated in the Painting Process

In fiscal 2005, we reduced emissions of VOCs per unit of area painted on the vehicle body to 46.2g/m² (the previous year's result was 46.4g/m²), a reduction in emissions of 57.6% compared with fiscal 1995 levels. The main contributing factors include reduced frequency of paint color changes, and application of low-solvent type paint to the electrophoretic painting used to prevent rust. We will introduce large-scale facilities for collecting purge solvent to improve the thinner collection rate, and continue efforts to enhance the operating rates of such facilities.

Air Pollutants

In fiscal 2005, emissions of NOx increased due to several factors, such as the expanded application of in-house power generation associated with cogeneration systems, and the change of boiler fuel from heavy oil to natural gas. However, emissions of Sox decreased. FHI established its own voluntary standards which are even stricter than the relevant legal standards (in principle, 80% of the levels stipulated by the relevant laws and regulations or lower). Periodical measurement results show that our voluntary standards are satisfactory at all locations measured.

Water Pollutants

Trends in the amount of nitrogen, phosphorous and BOD discharged into water at all our manufacturing plants are as shown in the graph. In fiscal 2005, three cases were reported at the Gunma Manufacturing Division, where the results of periodical measurements exceeded the values set by our voluntary standards (one case related to our wastewater treatment facilities, one to water-purifier tanks, and one other case). We have taken countermeasures such as adjusting the amount of chemical put into water, reviewing the operation and management procedures of related equipment, and improving facilities. We will continue to carry out strict management, and promote systematic improvement in our facilities.

■Trends in Amount of NOx and SOx Emitted at All Manufacturing Plants



Amount of SOx emitted
Amount of NOx emitted
(1000 Nm)
60.0
50.0
40.0
30.0
20.0
10.0
0
33.6
45.3
28.5
43.9
26.2
40.7
16.5
36.0
14.8
33.5
10.5
53.6
2000
2000
2002
2003
2004
2005 Fiscal year

■Amount of Nitrogen, Phosphorous and BOD Emitted at All Manufacturing Plants



Amount of Nitrogen emitted
Amount of Phosphorous
Amount of BOD emitted
(ton)
100
80
60
40
20
0
49
12.1
92.3
34
9.3
54.4
36
8.3
59.8
30
4.9
53.6
2003
2003
2004
2005

Green Procurement Activities

Automotive Business Unit

We held an explanatory meeting for our domestic suppliers in May 2005 to explain FHI's main action themes and to discuss suppliers' progress, including our assistance to suppliers in respect to IMDS*1 data input, and activities in response to the requirements of the EU Directive. As for suppliers of SIA, we held an explanatory meeting at SIA in September 2005, concerning our efforts towards the investigation of substances with environmental impact. For EMS (Environmental Management System) establishment, we visited suppliers setting up their own EMS to confirm progress, and assisted them in establishing their EMS. By March 2006, 304 out of a total of 308 domestic and overseas suppliers have completed establishing EMS.



Environmental tour executed at a supplier conducted by Aerospace Company

Industrial Products Company

In fiscal 2005, we had all 102 suppliers at which an EMS had already been established use a check-list to conduct self-inspections and audits, in order to ensure that their established EMS was operating at 100%. In addition, in an effort towards reducing substances with environmental impact contained in the parts of power generators we have calculated the relevant data and prepared a reduction program. We will continue our efforts to maintain EMS at 100%, and reduce substances with environmental impact.



At general meeting of suppliers then SEVP Suzuki explained green procurement

Aerospace Company

In April 2005, we held an explanatory meeting for our suppliers concerning the Green Procurement Guidelines, and started actual green procurement activities for packaging materials and others. In addition, we conducted environmental tours at seven suppliers, as part of our activities to assist our suppliers in establishing their EMS. 44 out of 71 suppliers have completed establishing EMS by the end of March 2006.

Eco Technologies Company

In May 2005, we held a general meeting of suppliers giving explanations of our fiscal year policy and green procurement activities, to keep our 41 suppliers (as of May 2005) well-informed. 40 out of 49 suppliers had completed establishing EMS by the end of March 2006.

Green Purchasing

In fiscal 2005, the ratio of environmentally friendly products (about 1,500 items) purchased in the Head Office area reached 100%, following the example of the Gunma region the previous year.

*1 : IMDS stands for 'International Material Data System', and is a system that meets global standards for measuring substances with environmental impact contained in parts, etc.

Subaru has joined forces with its affiliate, Subaru Logistics Co., Ltd., to improve transportation efficiency, to reduce packaging materials, and to promote recycling, as well as to reduce the environmental burden in all areas of logistics. In fiscal 2005, the organization within the entire company was strengthened to respond to the revision of the Law concerning the Rational Use of Energy, and activities were started to further reduce the environmental burden and transportation costs.

Furthermore, Subaru is promoting its environmental activities in partnership with its dealers, and executed environmental compliance inspections at all domestic Subaru dealers in fiscal 2005.

Activities to Prevent Global Warming

Reduction of the Environmental Burden in Transporting Completed Automobiles

(Efforts by Subaru Logistics Co., Ltd.)

When the loading ratio of a car carrier increases and the number of car carrier trips decreases, then the environmental burden of transporting completed cars can be reduced. Subaru Logistics Co., Ltd. promotes joint transportation of completed cars with other companies in the same trade. In fiscal 2005, the total number of cars carried by joint transportation (commissioned to other companies/our company) was 35,754 units, an increase of about 16% compared with the previous year. In addition, CO_2 emissions associated with transporting cars to domestic Subaru dealers were reduced by 8.7% compared with the previous year. Furthermore, Subaru Logistics Co., Ltd. encourages its affiliated transportation companies to mount idling-stop equipment and digital tachographs on their car carriers, and continues to carry out activities aimed at improving drivers' eco-driving awareness.


(units)
40 000
35 000
30 000
25 000
20 000
15.000
10 000
5.000
0
17 324
19 676
30,853
35,754
2000
2001
2002
2003
2004
2005

Note: Here we had errors in the volume of joint transportation for each year as reported on page 44 of our 2005 Environmental & Social Report. Please refer to the corrected value in this graph.

Activities to Contribute to Recycling Society

Reduction of the Environmental Burden in Supplying Service Parts

(Efforts by Subaru Parts Center)

Subaru Parts Center has been making efforts to minimize the amount of cardboard by using reusable cardboard boxes for service parts transported to domestic Subaru dealers that use our carriers exclusively. Ota PDI (pre-delivery inspection) Center*1 introduced this practice in fiscal 2004.

Foldable containers have recently been introduced for service parts transported to the Ota PDI Center, mainly small-size service parts. This is part of our activities to reduce the use of packaging materials, and we expect a reduction in cardboard material of 2,700kg per year. Thus, reductions in both the environmental burden and packaging costs can be achieved.





Returnable cardboard boxes that can be used repeatedly

Reduction of Packaging Materials for Overseas Knockdown Parts

(Efforts by Subaru Logistics Co., Ltd.)

At Subaru Logistics Co., Ltd's Parts Distribution Center, where the style of packaging for knockdown parts is designed, efforts are being made to reduce the environmental burden by focusing on the recycling of packaging materials. In the second half of fiscal 2005, we started implementing a program to recycle polystyrene foam used for machined parts, and actually started recycling in March 2006. Recycling of polystyrene foam, which had previously been landfilled locally, is expected to contribute not only to decreasing the environmental burden by reducing the amount of landfill, but also to reducing CO_2 emissions in the chemical products manufacturing process. Subaru Logistics Co., Ltd. expects a reduction of styrene foam of 64 tons annually by recycling about 80% of the polystyrene foam.



Packaging materials returned, cleaned and inspected for re-use

*1 : The Ota PDI Center is a pre-delivery inspection plant for new cars opened in Ota City, Gunma Prefecture in April 1998, where all operations are processed by an integrated online information system. The Center strictly complies with the inspection standards of manufacturers and dealers, and delivers completed cars of a consistently high quality of pre-delivery inspection to Subaru dealers across Japan. (For activities carried out at the Ota PDI Center, please refer to the homepage of Subaru Logistics Co., Ltd. at http://www.subaru-logistics.co.jp.)

Sales and Service Activities

Environmental Activities of Subaru Dealers

FHI has joined forces with domestic dealers of Subaru automobiles in the field of environmental activities, too. We have been working on environmental compliance activities together entitled "Subaru Eco Action 21" since December 2003 and Subaru dealers across Japan are participating in our activities. The environmental policy focuses on two mottos: (1) Comply with environmental laws and regulations, and further contributes to the environment in the local community, and (2) Continue to improve environmental management systems to create environmentally-friendly dealers. We first designated model bases among the sales shops of dealers and service workshops, and promoted environmental compliance inspections and improvement at each designated model base. Since the beginning of 2005, such activities have been expanded to all sales bases (shops and service workshops), and "thorough inspections of environmental compliance at sales bases" were launched as voluntary activities at each dealer. Progress at each sales base was confirmed at the end of March 2006, and step-by-step countermeasures have been taken at sales bases where improvement was required. We continue to assist our dealers with measures such as publishing quarterly magazines reporting updates on activities by our group companies, responses to relevant laws and relevant changes in society. As part of activities to establish an EMS at each dealer, two more companies, Osaka Subaru Co., Ltd. and Niigata Subaru Co., Ltd., obtained ISO14001 Certification in fiscal 2005, bringing the total number of companies that have obtained such Certification to five.



Subaru Eco Action 21 Information

Using Reassembled and Used Parts

FHI and Subaru dealers across Japan are using recycled (that is, reassembled) and used parts. Using reassembled parts such as engines, transmissions and water pumps, was started in collaboration with the related manufacturers in 2004. Using used parts such as exterior panels, lamps and wheels, was started in collaboration with existing used parts network groups.

Collection of the scrapped bumpers

FHI established an in-house system in 1973 to identify the materials used in plastic parts, ahead of the timetable for industry guidelines for the establishment of such systems. This system is very helpful when the company collects scrapped bumpers to recycle for use in other parts of vehicles. In fiscal 2005, we collected 44,373 scrapped bumpers from all over Japan, which is a 6.5% increase from the previous year (41,658).

The scrapped bumpers were recycled for use in other parts of Subaru as shown in the graph below.

■Number of the scrapped bumpers collected (Graph)


(unit.thousand)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
34.0
37.1
37.5
37.7
41.7
44.4
2000
2001
2002
2003
2004
2005

■Items that utilize Reassembled Parts

Designated items
Engine, Transmissions, CVT (Continuously Variable Transmission), Alternator, Starter ECU (Engine Control Unit) Water Pump

■Parts Produced from Scrapped Bumpers

Models	Parts
R1, R2, Pleo	Universal joint cover, Underfloor cover
Legacy	Under spoiler, Battery pan

Recycling Activities

FHI has established the Automotive Recycle System of Subaru (ARSS*2), shown to the right, as part of active efforts to recycle and properly dispose of end-of-life vehicles (ELVs*1), according to the Japanese End-of-Life Vehicles Recycling Law (hereinafter referred to as the ELVs Recycling Law) which came into force on January 1, 2005. The recycling ratio of ASR*3 in fiscal 2005 was 70.0%, marking a top position among automobile manufacturers and satisfying the Japanese legal standard required for fiscal 2015. We will continue efforts to keep the recyclability of Subaru automobiles at a constantly high level, as well as aim at further efficiency improvements and low-cost recycling in order to minimize the recycling fee paid by our customers.

Out Future Efforts



In 5 years
In 15 years
Starting development
Starting production
Model whose development started 15 years ago is at the end of its life.
Development and Design
We are developing and designing automobiles in anticipation of a recycling-oriented society in 15 years
Manufacturing, Sales, and Use
As for waste materials at all stages from production to use, we will continue to keep the amounts small, as well as develop recycling techniques for waste materials.
We are developing technology to make use of components and materials taken from vehicles produced about ten years before
End-of-Life Vehicles
We are developing technologies to make the treatment of end-of-life vehicles more efficient.

Efforts in the Design Stage to make Recycling Easier

(1) Emphasis on Design Allows Easy Recycling

In order to utilize limited resources, Subaru has set up the Recycling Design Project Team. It researches easy-to-dismantle parts and vehicles and easily recycled parts structure and materials, gives feedback on the development and design of future vehicles, and makes efforts toward reducing the amount of ASR generated.

① Recycling Market Research

The team members continuously visit dismantlers, shredding companies, and waste disposers in various parts of Japan to exchange views on the current and future market trends for ELV treatment. The results are used to determine the principles for designing automobiles with due consideration for recycling and extract detailed subjects for future research.

② Efforts toward the Reduction of ASR

ASR includes a huge variety of materials and chemical substances used for manufacturing automobiles, and these materials consist of a complex mix.

Consequently, the team members completely dismantled, disassembled, and analyzed vehicles to identify the reasons ASR is generated, and then created the ASR Calculation Guideline for calculating the amount of ASR generated from a vehicle. Also the Recycling Design Guideline was reviewed and improved to prevent the generation of ASR. These guidelines are utilized for the development of Subaru automobiles.

③ Efforts to Improve Recyclability

Advances in Wire Harness Dismantling (Picture 1)

Because a large amount of copper is used in a wire harness, if the wire harnesses can be removed before the ELVs are shredded, the collection and separation of iron and copper will be enhanced and their value in terms of resource recycling will increase. FHI is conducting studies for a harness layout and automobile structure that make it possible to effectively collect more iron and copper and in a shorter time.



Picture 1 : Wire harness dismantling experiment

Easier Material Identification (Picture 2)

It is most important that the material of each part can be recognized easily when we recycle. FHI started to identify the type of material on plastic parts in 1973 even before guidelines for the industry were established. Material identifications had been attached on the rear side of each part before, but the position was changed as we believed we could avoid such wasteful actions as "dismantling a part only to realize it was the wrong one" if we could confirm the material type without having to actually dismantle the part. FHI has changed the identification positions on all car models, including the Legacy, R2 and R1.



Now the material type can be seen without dismantling the bumpers.
An example of the material indication: (>PP<: PP means polypropylene)

Picture 2 : Example of easier material identification (an example of Subaru R1)

*1 : ELV: End of Life Vehicles

*2 : ARSS: Automotive Recycle System of SUBARU

*3 : ASR: Automobile Shredder Residue : Residue after scrapped metals for recycling removed from shredded car body

Subaru's Automotive Recycling System


The Process from New Product Development to Distribution
Subaru Group
Development
Design that allows easy recycling
Reduction of substances with environmental impact
Research Experiments/Servicing
Proper disposal of airbags
Study of workability
Measurement of man-hours
Production
Recycling of waste generated from plants
Utilization of waste material from other industries
Information on vehicle equipment and outfitting
Information on proper disposal of airbags
Distribution/ Subaru Customer Service Center
Delivery
Reduction of substances with environmental impact on delivery
Vehicle delivery information
ARSS
(Automotive Recycle System of Subaru)
Settlement of recycling charges/Information management of recycling charges
Information management of vehicle equipment and outfitting
Information management of proper disposal
Information management of delivery data
Information management of money on deposit
Information management of income and expenditures
Information about the recycling charge deposit
Distribution
Handling of recycled and used parts
Collection of the scrapped bumpers
Money on deposit for recycling
Deposit of recycling fees
Issuance of Recycling Ticket
Information of vehicle maintenance, deliveryt, and charges
Money on deposit for recycling


Dismantling ELVs
Japan Automobile Recycling Promotion Center
Japan Auto Recycling Partnership
Japan Automobile shredder residue Recycling promotion Team (ART)
Companies that accept ELVs
Check information on vehicle equipment and outfitting
Collection report
Delivery report
Delivery of ELVs
Companies to collect fluorocarbons
Collection of Fluorocarbons
Delivery to Fluorocarbon Destruction Operator
Payment for dismantling
Dismantlers
Proper disposal of Airbags
Delivery of dismantled ELVs
Crushing companies
Separation of shredder dust and metals
Delivery of shredder dust
Recycling companies
Recycling of ASR
Payment of dismantling fee
Flow of information
Flow of money
Flow of material

④ Efforts to Improve Proper Disposal

ELVs Recycling Law also regulates the proper disposal of substances with environmental impact, particularly fluorocarbons (refrigerants for air conditioners) and airbags. Concerning future vehicle development, FHI recognizes the essential need to produce vehicles that can be disposed of more easily.

Reduction of Fluorocarbons Used in Air Conditioners

FHI uses a substitute fluorocarbon, HFC134a, for refrigerants in air conditioners, which does no harm to the ozone layer, but which is still believed to accelerate global warming. Active countermeasures include reducing the amount of HFC134a, and minimizing leakage of HFC134a, which can occur while air conditioners are in use. We are also conducting research into substitute refrigerants other than fluorocarbons.

Advances in Airbag Disposal

Airbags and pretensioner belts contribute significantly to reducing the shock to drivers and passengers in automobile accidents. On the other hand, the vast majority of automobiles are put out of service with unused airbags. Because automobile manufacturers are asked to dispose of airbags and similar products under the ELVs Recycling Law, we are conducting research into the optimal structure for airbags, including related components, that will make it safer and easier to activate them in automobiles and subsequently dispose of them.

(2) Reducing Substances with Environmental Impact

We are committed to curtailing our use of substances with environmental impact at an early date, not only to reduce the damage to the global environment, but also to remove the need for complicated recycling equipment and operations for ELV treatment. We think it is necessary to reduce substances with environmental impact; consequently, we are making efforts to promote the recycling of parts and materials.

① Introduction of IMDS*[1]

IMDS (International Material Data System) is an environmental information database system developed by German Automobile Industry Association and other related parties to manage substances with environmental impact and to calculate recyclable ratio. After introducing IMDS in fiscal 2003, Subaru started to research part of Subaru models and in 2005 all models became the subject of research. We will continuously strive to ensure that we will be successful in meeting the requirements on December 2008, when the recyclable ratio becomes a legal requirement in Europe.

② Reduction in Use of Lead

For compact cars, the amount of lead has already been reduced to less than one-tenth of the 1996 industry average. We will continue these efforts in respect of all our car models.

③ Response to the Voluntary Activity Plan of the Japan Automobile Manufacturers Association, Inc.(JAMA)

We have been promoting the reduction of mercury, cadmium, and hexavalent chromium in accordance with the "Substances with an Environmental Impact - Voluntary-activity by the Japan Automobile Manufacturers Association, Inc." (issued by JAMA in December 2002). As a result, we have successfully eliminated the use of mercury (excluding exempted items) and cadmium in all our car models. As for hexavalent chromium, we will continue our efforts towards its "complete elimination", scheduled for December 2007.

Efforts in the production stage

(1) System for Grade Integration of PP Plastic

Previously, a great deal of waste was generated in our materials manufacturing, compounding, and parts mold-processing procedures since we had different grade mixes of PP materials depending upon the parts. In order to keep such waste to a minimum, we promoted the integration of PP grades. Each integrated material for bumpers and interior parts has been applied to most vehicle parts. We are going to further improve efficiency for making plastic materials easier to recycle.

■How Integrated Materials for Interior Parts are Used (R1)



Green parts: Integrated materials are used in these parts.

(2) Recycling Waste Materials (Paint Sludge)

We found a way to recycle paint sludge from the paint factory. We are recycling paint sludge as anti-vibration materials for vehicle floor panels and as blast furnace reducer. We are also considering recycling it for other uses. As for recycling of paint sludge, our 2002 Environment Report, "Paint Sludge Recycling Plant" (see p.30) explains the process in detail.

■Amount of Paint Sludge Recycled


(ton)
200
180
160
140
120
100
80
60
40
20
0
40
60
40
60
120
40
130
35
117
62
105
78
2000
2001
2002
2003
2004
2005

Paint sludge: Waste produced during the surfacer and the top coat in the car painting process (Paint that did not adhere to the vehicle body)

(3) Utilizing Other Industrial Wastes

Continuous efforts

FHI will actively utilize recycled materials generated by industries other than the automobile industry. For waste materials generated in manufacturing plants, we are also promoting development of technology so that we can recycle and utilize the waste materials from vehicle manufacturing.

■An example of Utilizing Recycled Materials in Model R1 Mini car



*1 : IMDS stands for 'International Material Data System', and is a system that meets global standards for measuring substances contained in parts, etc., that have an environmental impact.

Disposal of End-of Life Vehicles (ELVs)

FHI is conducting research and development for the improvement of the recycling processes cooperating with companies that process ELVs. The results of joint development are made public in order to contribute to the realization of a recycling-oriented society.

We are contributing to the coming recycling-oriented society by taking advantage of our technology.



Automobile manufacturing technology
Environment engineering technology
Promotion of development in cooperation with local dismantlers
Glass recycling technology
ELV dismantling technology
Airbag processing technology

In order to avoid complacency, we aim to achieve the best recycling methods by making evaluations in cooperation with other recycling companies.



Providing feedback on the review results
Developing new methods of ELVs treatment and recycling
Reviewing and improving the economic efficiency of the methods
Aiming to realize an economic recycling-oriented society
Evaluation of the test results Designating issues to solve
Demonstration tests of new recycling methods in cooperation with recycling companies

Developing Automobile Window Glass Recycling Technology

Most of the automobile shredder residue from ELVs is landfilled, but FHI believes that collecting and recycling window glass of automobiles, which currently accounts for approximately 20% of the shredder residue, will contribute significantly to waste reduction and bring certain advantages.

[Advantages of glass recycling]

◆ASR generation can be reduced

⇒Of the 3Rs (reduce, reuse, and recycle) of ASR, reduce, which contributes most to decrease waste, is achieved.

◆Recovery rate of ELVs can be increased

⇒Promote improvement of the recovery rate (more than 95% in 2015)

◆Recyclers' burden can be mitigated

⇒By removing glass from ELVs, the press, shearing, and crushing machines used for ELVs recycling will wear less, thereby reducing maintenance costs

FHI started studying a method for recycling side-door glass into glass wool in January 2000, and developed devices for glass collection, windshield crushing, and inner-film separation, thus establishing collection and reuse technologies for these types of glass into automobile window glass. We worked with 12 dismantlers and three flat glass manufacturers in 2003, and then in 2004 started the cost reduction and infrastructure maintenance required to incorporate collection, recycling and reuse jobs into monthly routines. We will make efforts in the future to organize infrastructures that expand and institutionalize the collection and recycling of glass within the entire automobile industry.

□Tool Manufacturers

Company Name	Location
Makita Corporation	Anjo City, Aichi
Lobtex Co., Ltd	Higashi-Osaka City, Osaka

□Dismantlers

Company Name	Location
Car Steel Co., Ltd	Maebashi City, Gunma
Nagano Automobile Recycling Center Co-op	Toou Town, Nagano
Ibajihan Recycling Center Co., Ltd.	Minori Town, Ibaraki
Tsuruoka Co., Ltd	Oyama City, Tochigi
Metal Recycling Co., Ltd	Kawajima Town, Saitama
Showa Metal	Koshigaya City, Saitama
Keiaisha Co., Ltd	Yokohama City, Kanagawa
Renaissance Co., Ltd	Kimitsu City, Chiba
Nippon Auto Recycle Co., Ltd.	Toyama City, Toyama
Sanomaruka Co.	Fujinomiya City, Shizuoka
Shinsei Co., Ltd	Mihara Town, Osaka
Mitsui Bussan Raw Materials Development Co	Sakai City, Osaka

□Windshield Collection Method

Glass is cut with a circular saw and collected.





Tool durability has been improved by adopting a sawtooth tool with a carbide tip and changing the physical-safety cover part into a bearing



□Side-door Glass Collection Method

Glass is crushed with a hammer and dropped into a dish underneath.







Activities of Individual Companies : Aerospace Company

FHI can trace its beginnings back to Nakajima Aircraft Co., Ltd., founded in 1917. In the intervening years, we have been able to take the lead in the Japanese aerospace industry by using aircraft production technologies and a spirit of innovation taken from the past, and to continually be involved in the development and production of a wide range of aircraft.

The Aerospace Company actively challenges itself in new fields of technology to grow further and become an internationally-outstanding company. Toward this end, we utilize the creative, cutting-edge technologies we have been cultivating, including development technology for aircraft structures such as the application of composite material to the main wings, as well as advanced system integration technology, in which the IT technology used for one of our main products, unmanned aircraft, and flight control technology are integrated.

Profile of Aerospace Company



South Plant
South No.2 Plant
Main Plant
Handa Plant

Aerospace company



JAB

Location	1-1-11, Yonan, Utsunomiya, Tochigi (Main plant)
Products manufactured	Aircraft, unmanned aircraft, space-related equipment
Number of employees	Aerospace Company 2 229

The History of Aircraft is the History of Structural Weight Reduction

It may be no exaggeration to say that the history of aircraft equals the history of weight reduction in aircraft structures. Since the beginning of aircraft history in 1903, when we flew up in the sky for the first time using powered aircraft, the materials used for aircraft structures have continued to evolve, becoming even lighter and stronger, changing from wood to aluminum and eventually to composite material. Further weight reduction in aircraft is necessary due to recent rises in oil prices and in response to increasing environmental concerns such as energy-conservation. As a result, aircraft utilizing a large amount of composite material have begun to emerge.

The Need to Develop a Health Diagnostic System of Aircraft Structures

While composite material contributes to the reduction of the weight of the aircraft, it is extremely difficult to find out to what extent and in what manner the structural parts of aircraft are damaged or have deteriorated due to material fatigue or structural overload. There has been a strong need to develop a technology by which invisible scratches, one of the disadvantages of composite material, can be located easily. Such technology is called a System to Diagnose the Health of Aircraft Structure*.

Finding a Clue in the Human Body

We drew great inspiration from the mechanisms of the human body in developing this system. In the human body, physical disorders are detected by the neural network which runs all over the body, and a person is alerted to a disorder by symptoms such as pain or fever (Figure 1). We have been researching whether the same mechanisms could be applied to aircraft, by which any damage could be diagnosed and the need for repair communicated using sensors installed across the entire structure of an aircraft in a manner equivalent to the human neural network. The Aerospace Company was one of the first companies to undertake research and development for this system*, and worked to put the system into practical use, taking the view that such technology will become widespread among civil aviation aircraft in the near future.

■Outline of the sensor system (Figure 1)



brain
muscle
neural tissue

Effects of System Introduction

Weight Reduction in Aircraft Structures

If this system is applied to a section of the aircraft such as the tail assembly, for which composite material is used and the design tolerance is severe, the health of the tail structure can be diagnosed and confirmed more easily (Figure 2). Excessive strength can thus be eliminated in the early stage of aircraft design, and the weight of the structure can also be reduced (Figure 3).

■Image of the sensor system applied to the wing structure (Figure 2)



■An ideal image of weight reduction in aircraft structure (Figure 3)



Effective Maintenance

Maintenance of aircraft, such as replacement of parts, which is usually conducted according to the number of accumulated flight hours, can be done more effectively, as this system makes it possible to pinpoint the exact locations in need of repair or replacement.

Enhanced Safety

Aircraft safety is expected to increase further, as the health of the aircraft can be diagnosed in real time during flight.

Thus, the Aerospace Company actively takes on the challenge of developing a system which will contribute significantly to the reduction of aircraft weight and the creation of structures that consume less energy in the future.

*: This research is conducted under the Development of Damage Monitoring System for Wing Box Structure of Aircraft, a 5-year program from 2003 to 2007, which was adopted and funded by the Ministry of Economy, Trade and Industry (METI), under the initiative of FHI in cooperation with the R&D Institute of Metals and Composites for Future Industries (RIMCOF).

The Industrial Products Company produces about 1 million general-purpose engines per year. These engines are loaded in machines that support our life such as construction and agricultural machinery to establish infrastructures, leisure-related equipment to fulfill our life, snow removal equipment, and engine-equipped generators for harsh environments, which have enjoyed good reputations from our customers. Product development is implemented by repeating demanding tests so that these engines and machines will always work stably under the worst conditions imaginable on the earth, such as severe heat, extreme arctic cold, blistering desert heat, and rough marine applications.

Profile of Industrial Products Company



Industrial Products Company



Main Location 4-410, Asahi Kitamoto, Saitama
Products manufactured Multi-purpose engines (Robin engines), engine generators, engine pumps
Number of employees 589

EH50-Type Engines

The EH50PL is a liquid-cooled, 4-cycle single-cylinder SOHC gasoline engine with displacement of 498 (mL) and sold mainly in the North American region as an engine mounted on ATVs*1 such as the Sportsman manufactured by Polaris Industries, Inc. Since the start of production in 1995, the EH50PL has gained popularity in the market, and is still being produced today. The fuel delivery system has been changed recently from the currently-applied carburetor system to the Electronic Fuel Multi-point Injection System (MPI system), which takes into account the exhaust emission regulations of the EPA (Environmental Protection Agency) in the U.S., which came into force in 2006 Model Year and are scheduled for 2009 Model Year.



ATV "Sportman"

Features of EH50-Type Engines

1. Environmentally friendly

The air-fuel ratio has been optimized for all driving conditions through the application of the MPI system. It complies with the current exhaust emission regulations of the EPA and CARB in the U.S. and balances high-level driving comfort with improved fuel consumption. We are also making efforts to reduce substances with environmental impact in these engines, such as hexavalent chromium and lead.

□EH50PL MPI System Engine



2. People Friendly

• Noise Reduction

A noise from the gears inside the engine has been eliminated by optimizing the gear specifications, reducing the noise during idling and improving the acoustics.

• Improved Starting Performance

We have worked on improving the starting performance of vehicles and the operability at cold temperatures, while also working on improving the mechanical decompressor (decompression mechanism activated upon starting-up the engine) and eliminating choking through the use of the MPI system.

□Emission Gas Level(CO) □Fuel Economy Level


100
90
80
70
60
50
Ratio(%)
Cablator
MPI
100
90
80
70
60
50
Ratio(%)
Cablator
MPI

Column

Products of Industrial Products Company*2 Used in Disaster-Stricken Areas

FHI makes active efforts to provide disaster relief to areas stricken by natural disasters and the like, both in Japan and abroad. One outstanding example is the power generators manufactured by the Industrial Products Company, which are contributing to recovery efforts in areas where electrical lifelines were disconnected. A large number of our power generators are still being used in many areas worldwide.

FHI has donated its power generators and water pumps to several disaster-stricken areas, including the area hit by the Niigata Chuetsu earthquake in 2004, and to those stricken by the Sumatra Earthquake and Tsunami in the Indian Ocean in 2004.



ROBIN power generator playing an active role in a disaster-stricken area

*1 : ATV stands for all-terrain vehicles, and refers mainly to 4x4 buggy vehicles.

*2 : For the ROBIN products on which engines produced by the Industrial Products Company are mounted, please refer to FHI's homepage at http://www.fhi.co.jp/robin/index.htm.

Eco Technologies Company

Eco Technologies Company deals with a variety of products that contribute to creating comfortable living environments and a resource recycling society with an Environmentally-Sound Material Cycle and the recent refuse disposal system for skyscrapers, as well as various vehicles and equipment for waste collection, transport, and recycling. Handling the wind turbine systems to produce clean energy, Eco Technologies Company contributes to conservation of the global environment with its ecological products.

Profile of Eco Technologies Company



Eco Technologies Company



Location	1-1-11, Yonan, Utsunomiya, Tochigi
Products manufactured	Environmental vehicles (Refuse collection vehicles, transporters, detachable container trucks, organic resource separation and collection vehicles), and environmental equipment, such as Wind Turbine System and a Refuse conveyance system for skyscrapers
	179 (As of March 31, 2006)

Waste Collection and Transportation Vehicles

New model refuse collection vehicles, Fuji Mighty LP871

The Fuji Mighty LP871 is a model which has become available for the first time on the open market. It was developed under collaboration between FHI and Shin Maywa Industries, Ltd., the two major manufacturers of refuse collection vehicles, and was launched in May 2005. A loading system developed using some of the two companies' most highly evaluated patents is mounted on this model, and its appearance is more sophisticated than ever. For safety, we have established our own voluntary standards, SAFETY 21, which are even stricter than the relevant legal standards. The rear-view eye camera for rearward confirmation and the high mount stop lamp for enhancing the visibility of the vehicle from the rear side are mounted as standard for increased safety. We have been making series of products for 2-ton and 3.5-ton chassis bases since April 2006.

□Specifications of the LP871

Body	4-ton chassis class of each domestic chassis manufacturer
Cargo box capacity	8.6m³
Hopper capacity	1.1m³
Cargo box dimension	3,155mm x 2,035mm x 1,660mm
Loading method/cycle	Press method loading/approx. 13 sec
Discharging method/time	Forced discharging/approx. 18 sec.
Design renewal	The body and tailgate come in one piece



New model refuse collection vehicles "Fuji Mighty LP871"

New detachable container truck, Power Loader FPL-4A

We launched a detachable container truck (product name, Power Loader), a new model in the 4-ton chassis class in March 2006. The waste container can be attached and removed as shown in the picture, and it is possible to dump the container in order to discharge the waste. Our detachable container trucks have been used at construction sites and waste treatment facilities, and the market has been expanding recently. Containers stationed at several locations can be transported using just one Power Loader, thereby improving transportation efficiency. The Power Loader is a vehicle in compliance with the compatibility requirements of the manufacturing standards issued by the Japan Auto-body Industries Association Inc.





New detachable container truck, Power Loader FPL-4A

Low- Pollution Refuse Collection Vehicles Adopted

63 of our CNG (compressed natural gas) refuse collection vehicles were adopted in fiscal 2005, as well as three hybrid vehicles.

□Trends of Low-Pollution Refuse Collection Vehicles Adopted


(units)
150
100
50
0
CNG refuse collection vehicles adopted
Hybrid refuse collection vehicles adopted
24
72
121
142
154
80
63
3
2001
2002
2001
2002
2003
2004
2005 Fiscal Year

Technological Licensing of Refuse Collection Vehicle Fuji Mighty to Overseas Companies

The Eco Technologies Company started the technological licensing of its refuse collection vehicle Fuji Mighty to Jiangsu Yueda Special-Purpose Vehicle Co., Ltd. (Jiangsu Province) in China in 2004. In the summer of 2005, local production of the first prototype vehicle was completed. Because China is presently facing growing environmental problems due to its rapid economic progress, improved waste collection and cleaner and more effective transportation is required. Expectations of the technology of Fuji Mighty are growing stronger, as demand for refuse collection vehicles grows across China, especially with large-scale international events such as the Beijing Olympics and Shanghai World Expo to be held in the near future. The Eco Technologies Company will continue to develop and sell refuse collection vehicles capable of coping with environmentally-harmful waste not only within Japan but also in Asia, including China.



FHI's technologies being utilized in refuse collection vehicles playing an active role overseas.

Products Contributing to Recycling Society

Fuswton, a Refuse Conveyance System for Skyscrapers

In high-rise office buildings that require further recovery of resources, efficient vertical conveyance of refuse has been demanded in recent years, rather than conventional manual conveyance by elevator. Fuswton is a refuse conveyance and sorting system, where refuse input from each floor is left to fall without damage by controlling the speed of the fall with pressure control, and recyclable waste is sorted according to types for efficient resource recovery.

Railroad Memorial Museum

The Railroad Memorial Museum was established to preserve the history of our railroad cars production after withdrawal from that business. The storage hall stores and exhibits representative cars FHI produced, including the rail bus for the Tarumi Railway manufactured in 1984. The material hall stores the history of wagons in materials by exhibiting photo panels of representative cars and their production processes together with commemorative products, as well as accumulated photos and materials from a line of cars. The Museum, which is open regularly, is utilized as a spot for communication among local residents and retired employees, along with a square having a green in front of the museum as a relaxation space for employees.



Overview of the Railroad Memorial Museum



Inside of the Railroad Memorial Museum

Clean Enterprise *1

FHI's Clean Enterprise has been working on developing various mobile robot products since 1991. We manufacture and sell cutting-edge elevator-interfaced cleaning robots for energy and labor conservation in building cleaning, outdoor cleaning robots which played an active role in the Aichi World Expo, as well as an ozone deodorizing and purifying device and waste weighing system for building.

We will continue to provide highly-practical products in the field of service robots, where demand is set to continue growing.


UBARU

Elevator-interfaced cleaning robots



Articulated container transportation robot for pharmaceutical companies



Outdoor cleaning robot which played an active role in the Aichi World Expo



Landmine detection robots and our staff who conducted their verification testing in Croatia

*1 : The Clean Enterprise changed to the Clean Robot Department, Strategy Development Division of the Head Office as of July 1, 2006 following organizational changes.



Location : Shinjuku-ku, Tokyo, and Kita-ku, Saitama City, Saitama Prefecture
Business profile : Planning, marketing and sales of Subaru products, and corporate operations
Employees : 564 persons (Shinjuku and Omiya)



Head Office (Shinjuku Business Site, Omiya Business Site)

We have been promoting the Eco Office Activities*1 in the Head Office area, involving all employees in environmental conservation activities, utilizing relevant information disseminated over the intranet, educating employees and periodically implementing EMS self-diagnosis. In fiscal 2005, we achieved our goals in respect of energy consumption in the offices (a reduction of 7.0% compared with the previous year) and paper consumption (a reduction of 14.3% compared with the previous year).

In addition, we reviewed the disposal and ordering methods of sales promotion items, which had previously been landfilled once they became unnecessary, and achieved complete recycling in fiscal 2004.

From fiscal 2006, all employees, including those at the Omiya Business Site, have been promoting EMS activities, focusing on our core business operations that relate to customers and employees.

Achievements under the Fiscal 2005 plan

Item	Fiscal 2005 achievement
Electricity	1.0624 million kwh (7.0% reduction compared to the previous year)
Paper	23.8ton (14.3% reduction compared to the previous year)

Topics of Fiscal 2005 activities



The Operations Improvement Case Study Presentation is held every year to disseminate outstanding cases as examples to other divisions



Education is implemented over our intranet, and 760 persons, including temporary and part-time employees, received e-learning training in fiscal 2005



A bulletin board for separation and disposal at Subaru Parts & Accessories Division in Omiya



We participate in social contribution activities as well, donating collected stamps, telephone cards and pull-tabs



Location : 3-9-6, Osawa, Mitaka, Tokyo
Main business : Research and Development, Experiment of automotive engine and transmission, Research and Development of Subaru products
Number of employees : 982



Tokyo Office

The Tokyo Office promotes environmental activities under the theme of its environmental policy, "Provide Clean Power Units", considering how essential operations at each division affect the environment. We achieved zero emissions in September 2003 and have maintained that level ever since. We also conduct emergency drills and fire drills periodically to prepare ourselves for environmental incidents, as oils and chemicals are used for experiments and research at our properties.

As part of activities contributing to local communities, we have been assisting neighboring elementary schools in conducting their social studies classes since fiscal 2004, offering them opportunities for office tours combined with preparatory lectures. In fiscal 2005, we invited 6 elementary schools (about 500 students) to study automobile history and car manufacturing at Subaru, and provided them with opportunities to experience an environmental test room where the air temperature is set at -30℃ and an anechoic chamber where sounds do not rebound, as well as design studio tours. The children who participated in these activities were all amazed and gained a deep interest in automobile development, something they would not have experienced in their daily lives. We will continue this assistance.

Achievements under the Fiscal 2005 plan

Item	Fiscal 2005 achievement
Electricity	25.5982 million kwh (3.5% reduction compared to the previous year)
Paper	5.01 million sheets (10.4% reduction compared to the previous year)

Topics of Fiscal 2005 activities



Social studies tour of fifth-grade elementary school students, watching a car being tested



Social studies tour of fifth-grade elementary school students, intrigued by the clay models



A fire drill assuming a large-scale natural disaster



An emergency drill using fire extinguishers

*1 : Eco Office Activities are activities such as the organization and arrangement of office-related items, the turning-off of lights during lunchtime, the proper temperature control of air conditioners and the reduction of office paper consumption, in which all employees participate in order to promote environmentally-friendly office operations.

FHI holds meetings of the Domestic Affiliated Company Subcommittee with six of our affiliated companies*1 (excluding Subaru dealers) that have a significant environmental impact in their manufacturing or transport businesses.In fiscal 2005, we expanded the Environmental Risk Assessment and company-wide Environmental Data Collection System. In addition, Subaru Kosan Co., Ltd.*2, one of our non-manufacturing affiliates, obtained the ISO14001 Environmental Management System Certification in fiscal 2005.

Outline of Activities by Subcommittee Members

Regarding the prevention of global warming, CO_2 emitted by the six companies in fiscal 2005 totaled 28,170 tons (a reduction of 9.7% compared with the previous year). As for reduction in waste material, the six companies achieved a zero level of waste landfilled in total by changing the disposal method and enforcing strict separation before collection.

Concerning environmental accounting*3, the environmental costs of the six companies totaled 270 million yen (a reduction of 20% compared with the previous year) in fiscal 2005, producing a positive economic effect of 180 million yen (an increase of 10% compared with the previous year).

At Ichitan Co., Ltd., efforts have been made to create effective anti-vibration and sound isolation measures for devices such as press machines, which produce vibration and noise. In February 2006, Ota environmental subcommittee held a meeting concerning noise and vibration control at Ichitan (hosted by Ota Industrial Liaison Council for Environmental Conservation), exchanging opinions with local government and companies in that region and holding plant tours.

Each company periodically implements activities such as cleaning and mowing in their neighboring areas. For example, Fuji Robin Industries, Ltd. cleaned the riverbed of the Kisegawa River, one of its annual events, in November 2005.


Meeting for noise and vibration control held in February 2006 at Ichitan

Cases Where Requirements Stipulated in Environment-Related Laws Were Exceeded, Environmental Incidents and Claims

In fiscal 2005, 14 cases were reported where our measurement results exceeded the requirements stipulated by environment-related laws (six cases related to water quality and eight to noise). Concerning the six cases related to plant effluent (PH and SS), we took a countermeasure by improving our facilities and the management of the wastewater treatment facilities. As for noise, there were eight cases where the noise at the borders of our plant properties exceeded the stipulated values. We have been implementing tentative noise-isolating measures, and studying sound-absorbing and noise-isolating measures based on frequency analysis.

With regard to environmental incidents, two cases were reported, including an oil leak from the pipe of a heavy oil tank, and we have been implementing rapid and appropriate emergency measures in response, as well as permanent measures such as facility improvement.

On another note, we received two environment-related claims. One was for the noise associated with forklift trucks operating early in the morning, while the other was for the noise of car engines in an employee parking lot late at night. We have implemented countermeasures, such as reviewing product delivery times and instructing employees to act more quietly.

Soil and Underground Water Surveys by Yusoki Kogyo K.K.

Yusoki Kogyo K.K. (Handa City, Aichi Prefecture), following the discontinuance of some of its specific facilities, conducted soil surveys according to the Soil Pollution Countermeasures Law from November 2005 through January 2006. Because soil pollution exceeding the standards stipulated by the law was confirmed, we have filed the case with the Aichi Prefectural government and are implementing countermeasures in compliance with the law. At the locations where soil pollution*4 was confirmed, we have been removing the pollution by excavating the earth, implementing on-site cleaning and conducting underground water surveys.

Column

Subaru Kosan Co., Ltd., a Non-Manufacturing Affiliate, Obtained ISO14001 Certification

One of our affiliates, Subaru Kosan Co., Ltd. (located at Shinjuku Subaru, Ebisu Subaru and Omiya Subaru Buildings; President, Takao Saito), which runs businesses such as real estate development, travel agencies and building management, obtained ISO14001 Environmental Management System Certification in March 2006, the first FHI non-manufacturing affiliate company (excluding Subaru dealers) to do so. The company has been improving their operating processes as part of the 5S Activities to establish an EMS. Improvements include the weighing and recycling of waste material produced by each tenant, and the visualization and reduction of energy consumption by each tenant through proper building management. The company has been making efforts to improve its service quality as well, through measures such as the provision of useful information in a timely manner and using their EMS as an important tool to run their businesses properly. Subaru Kosan plans to further improve every service they provide by further promoting EMS activities in the future.


Subaru Building News: Issued bymonthly (2006 spring edition)


Waste material yard at the Shinjuku Head Office of Subaru Kosan Co., Ltd.


Waste material weighing system (at Shinjuku Head Office). Results are calculated automatically


Mr. Saito, President of Subaru Kosan Co., Ltd., and managers in charge of environmental activities

*1 : Six Manufacturing Affiliated Companies: Fuji Robin Industries Ltd, Yusoki Kogyo K.K., Fuji Machinery Co., Ltd., Ichitan Co., Ltd., Kiryu Industrial Co., Ltd., Subaru Logistics Co., Ltd.
*2 : Non-manufacturing Affiliated Companies: Subaru Kosan Co., Ltd., Subaru UI Co., Ltd, Subaru Finance Co., Ltd., Subaru System Service Co., Ltd.
*3 : Details of the Environmental Accounting of Domestic Affiliated Company Subcommittee are shown on our website, Supplementary Volume for Data Related to the 2006 Environmental & Social Report.
*4 : A maximum of 38 times the amount of lead or lead compounds stipulated by legal standards.

FHI and five affiliated companies in North America have established a committee concerned with the environment (the North American Environmental Committee, NAEC*1) to expand FHI's activities, and utilize the Committee as an opportunity to hear reports on environmental conservation efforts at each company and discuss future environmental activities planned for North America. SRD, a development and research company for Subaru vehicles located in the U.S., obtained ISO14001 Certification in December 2005, thereby establishing the EMS at all five affiliates in North America for all stages of development, manufacturing and sales.

North American Environmental Committee

North American Environmental Committee (NAEC) is held biannually (in February and August) to report progress in Environmental Mid-Range Plan by FHI and the five respective affiliates and to exchange information regarding examples of environmental improvement activities (Picture 1). In fiscal 2005, we exchanged opinions on the trial implementation of environmental accounting and on how we should logically proceed with the EMS which has already been established at all five companies.



(Picture 1) NAEC held in February 2006 (then SEVP Suzuki in the right)

Environmental Activities at Each Company

Major Topics concerning Activities in 2005

- SRD obtained ISO14001 Certification, thereby completing EMS at all affiliates belonging to the NAEC (Picture 2).
- SIA has continued to maintain a level of zero waste material directly landfilled since May 2004.

Reduction of Waste Material

SIA obtained ISO14001 Certification as early as 1998 and since then has actively carried out environmental conservation activities. In particular, it has worked on minimizing consumption of resources, curbing waste generation to reduce the environmental burden as much as possible, implementing proper disposal, and promoting the cyclical use of resources. In May 2004, it successfully achieved a level of zero waste material landfilled for waste created in its manufacturing process, and it maintained that level throughout fiscal 2005. (Of the 14,656 tons of waste material produced in 2005, 0 tons were directly landfilled.)

SOA promoted the separate collection of waste material such as old body panels taken off automobiles at the South Central RDC*2, in cooperation with a local NPO, while creating employment for people with disabilities. As a result, it became possible to recycle scrap metals and styrene foam packaging material, which had previously been landfilled, leading to a reduction in the amount of waste of 4,800kg per year. They will continue to separate and collect waste material, while fully utilizing NPOs. In addition, they are making active efforts to recycle used cans and paper as a readily-achievable environmental activity (Picture 3).

RMI has completed a recycling system for gasoline drained from engines after test running, thereby further curbing the generation of waste material (Picture 4).

SCI has been making efforts to recycle cardboard, paper, plastic, glass and hazardous materials. Activities undertaken in fiscal 2005 included the following: (1) adoption of a new returnable/reusable container for engine and transmission (Picture 5); (2) conversion of a compactor previously used to landfill waste into a compressor for recycling paper and cardboard, thereby making paper material recycling possible and reducing disposal costs significantly (Picture 6); (3) The warehouse implemented a program for the reuse of packaging materials from incoming parts shipments by separating them into wood and plastic. Thus, activities to reduce waste material were carried out throughout the entire company.

Employees at SRD use reusable coffee mugs at work as a readily-achievable environmental activity (Picture 8).



(Picture 2) SRD M/s. Habara (center), Kurk (left) and Orikasa (right) with ISO14001 certification



(Picture 3) SOA staffs making daily effort to recycle used cans and papers



(Picture 4) RMI's recycling system for gasoline drained from engines (completed in Dec. '05)



(Picture 5) SCI's returnable/reusable long-engine container



(Picture 6) SCI's compressor (right) and Waste to Landfill Byd Bin



(Picture 7) SCI's Recycling/Reusing Packaging Materials Bins



(Picture 8) SRD's Coffee Mugs

*1 : NAEC members = SIA: Subaru of Indiana Automotive, Inc.; SOA: Subaru of America, Inc.; RMI: Robin Manufacturing U.S.A. Inc.; SCI: Subaru Canada, Inc.; SRD: Subaru Research & Development, Inc.

*2 : RDC (Regional Distribution Center)

Energy Saving Activities

In 2005, all 270 metal-halide lamps in the warehouse were recently replaced with T-5 fluorescent fixtures at SOA Northwest (Picture 9). The results were a reduction of approx. 12,000 dollars in its power bill per year, as well as a reduction in the emission of greenhouse gases. The new lamps have been favorably received by employees, as they are kind on the eyes and make the workplace environment more comfortable.

SCI has installed motion light sensors in all meeting and rest rooms at the new Head Office building and the Parts Distribution Center which turn lights and other equipment on and off automatically. In addition, each workplace is provided with many windows to let in as much natural light as possible, the reception hall is equipped with skylights (Picture 10) and the wall height at each workplace is set at 4 feet.

RMI has added an automatic lights-out system to its assembly lines so that the lights are always turned off at the end of every work shift.


(Picture 9) SOA's Lamp replacement project


(Picture 10) SCI Headquarter building has many glass windows to allow much natural light

Reduction of Environmental Risk and Chemical Substances

SIA has changed the type of paint it uses to low-solvent type paint to reduce the amount of air pollutants produced by its painting process. The company will introduce an Electronic MSDS System to logically investigate what chemical substances are actually contained and reduce use of such chemical substances.

SOA has changed the type of boxes it uses for collecting used battery cells to a leak-proof type as a readily-achievable activity, and introduced an environmentally friendly aqueous parts cleaning machine at the South Central RDC (Picture 11).


(Picture 11) SOA's leak-proof type battery collection box (left) and environmentally friendly aqueous parts cleaning machine (right)

Green Procurement

The NAEC is also making active efforts regarding green procurement. 81% of their suppliers have already obtained ISO14001 Certification as of fiscal 2005. NAEC will continue to establish EMS and make efforts to reduce chemical substances.

EMS

SRD obtained ISO14001 Certification in December 2005, thereby establishing the EMS at all five affiliates in North America. FHI and each affiliate will proceed with a study to logically promote the EMS activities. In addition, three more SOA business sites obtained ISO14001 Certification, bringing the total number of SOA's business bases to have obtained such Certification to six (Picture 12).


(Picture 12) SOA's Southwest RDC (Denver) staffs with the acquired ISO14001 certification

Social Contribution Activities and Commendations at Each Company

Support through Fund-Raising Campaigns

Support for the Areas Stricken by Hurricane Katrina

SIA and SOA have donated relief money to areas in the southern U.S. stricken by Hurricane Katrina in August 2005. FHI also donated money to those areas through the Japanese Red Cross Society. We wish all people in those areas a quick recovery from the disaster.

SOA is extending financial aid through the SOA Foundation to an internship program established to aid activities in the field of nature reserves. The program is for university and graduate students who are willing to make careers in wild animal recovery and conservation or for environmental education. The company also donated a Subaru Forester to the Vineland field station of the Rutgers University in New Lisbon, New Jersey. The vehicle is being used for their environmental preservation education programs.

RMI has continued to participate in social contribution activities organized by the Hudson Hospital and Hudson County Club, and has extended support to the Japanese school in Minneapolis.

Active Participation in Local Clean-up and Charity Activities

SOA employees participated in a beautification activity at a local youth house as part of their voluntary activities on Martin Luther King Jr. Day (Picture 13).

RMI employees are participating in fund-raising activities for children with brain tumors (Picture 14).

SCI participated in the clean-up activity around its offices on Earth Day 2005 in cooperation with Mississauga City. SOMI, an affiliate of SCI, participated in the LitterNotProgram of Mississauga City as part of its social contribution activities. The company received a certificate of gratitude from the Mayor of Mississauga City (Picture 15).


(Picture 13) SOA staff beautified a local youth house


(Picture 14) RMI Mr. And Mrs. Dean Walk volunteering at "Ride for Kids" a fundraiser for the Pediatric Brain Tumor Foundation



(Picture 15) SCI participated Earth Day 2005 in cooperation with Missisauga City / Subaru of Mississauga (SOMI) employees participated in the local Mississauga LitterNot Program

FHI has the philosophy that we must be responsible for not only directly meeting customer needs in our operations by providing products and services but also that we must take responsibility throughout all our corporate activities, which includes compliance with laws and regulations, environmental protection, human rights protection, and consumer protection.

In addition, we think that the economic and social/human aspects of corporate activities cannot be separated, and thus taking social responsibility should be fundamental to our operations. So we would like to be a better corporate citizen who continuously contributes to the sound, sustainable development of our society, which includes customers, local communities, shareholders and investors, affiliate companies stakeholders and employees.

CSR (Corporate Social Responsibility) Activities

We are pursuing our CSR activities with the philosophy that FHI's corporate philosophy and FHI's CSR policy are one and the same. Our CSR activities target a variety of issues including corporate governance, compliance with laws and regulations, dealing with products and customers, environmental conservation, information disclosure and communication with investors, response to suppliers, management of employees, and contributions to society. In 2005, we established the CSR Committee, and a department in charge of CSR to promote our activities even further.

Corporate Governance Policy

FHI is working to strengthen its corporate governance policies to ensure that it can measure up to the trust and confidence placed in the Company by all its shareholders, customers, and other stakeholders. Since June 1999, FHI has employed an executive officer system that helps clarify responsibilities for operational execution in each division. Since June 2003, the terms of directors and executive officers have been reduced from two years to one. Also, since June 2004, according to the decision of the Board of Directors*1, FHI has given responsibility for the nomination of corporate officers to its Executive Nomination Meeting and given responsibility for evaluating performance and determining the remuneration of corporate officers to its Executive Compensation Meeting. All these measures are designed to clarify management decision-making and operational execution functions, increase management transparency, and accelerate management functions.

The Board of Corporate Auditors Meeting consists of four corporate auditors*1, including two outside corporate auditors, and is responsible for receiving reports on important auditing issues and deliberates accordingly. FHI will be taking various measures to further strengthen its internal control systems and auditing systems while also considering whether to recruit outside directors.


General Meeting of Shareholders
Executive Nomination Meeting
Executive Compensation Meeting
Board of Directors Meeting
Board of Corporate Auditors Meeting
Financial Audit
President Representative Director
Executive Management Board Meeting
Corporate Vice President
CSR Committee*2
Corporate Operations at HQ, Automotive BU, each company of FHI and group companies

Column

Plant Tour for Individual Shareholders

We invited our shareholders to a plant tour at the Gunma Manufacturing Division on March 4, 2006. It was the third such occasion and this year 97 individual shareholders participated in the event, which allowed them to better understand the status quo and manufacturing activities at FHI, to actively exchange opinions at the Q&A session, and to participate in many other activities as well.



Compliance

Fundamental Philosophy

Basic Compliance Policy

FHI's basic compliance policy is provided for by the Compliance Regulations as follows.

"We regard corporate compliance as one of the most important tasks for management. We strongly recognize that our company-wide efforts toward regulatory compliance make for a solid management foundation, and therefore, we carry out open and fair corporate activities in compliance with social norms, as well as all laws and regulatory requirements and internal regulations for corporate activities.

Corporate Code of Conduct and Conduct Guidelines

FHI has established a Corporate Code of Conduct and Conduct Guidelines as the standards to ensure compliance with laws and regulations. These are described in detail in the Compliance Manual, which all officials and employees carry in order to ensure legal and regulatory compliance in their daily actions.

Compliance Declaration

In order to maintain strict compliance, it is essential for corporate leaders to declare the stance personally. In May 2003 FHI's then president, Kyoji Takenaka, issued a declaration entitled "Toward further enhancement of company-wide compliance activities." In the message, he declared that he would take the initiative to ensure that he and all officials and employees comply with laws and regulations in order that FHI will continuously grow to become a company that has earned society's trust.


Compliance Manual


100 Case Studies of Compliance Issues


Internal Compliance Training

*1 : The Board of Directors Meeting consists of 6 executives. The board of Corporate Auditors Meeting consists of 4 auditors, including two outside corporate auditors, to observe the corporate management objectively (as of May 31, 2006).

*2 : Other than CSR Committee, we have Compliance Committee, Corporate Environment Committee, Recall Committee, and Export Control Committee.

System and Administration

Compliance Regulations

FHI established the Compliance Regulations in 2001 after approval of the board of directors. These regulations contain basic compliance policies, which provide for the system, organization, and operational methods related to corporate compliance.

FHI's Compliance System/Organization and Administration

A Compliance Committee has been established as a company-wide committee organization to promote corporate compliance. The committee conducts deliberations and discussions, renders determinations, and exchanges information on key compliance issues. Every year, each department devises a compliance implementation plan (compliance program) to enhance corporate compliance and takes the initiative to advance continuous and systematic implementation activities.

Compliance Hotline System

FHI established the Compliance Hotline System in February 2003 as an alternative communication route, providing employees with a direct route to report any problems detected concerning compliance. The Compliance Hotline Desk set up in our company receives reports directly from the employees involved and then investigates and deals with the matter. The name and department of the employee who reports the matter are kept under strict rules of confidentiality, unless the employee agrees otherwise. Due consideration is given to ensure that the employee does not suffer any disadvantage as a result of reporting a compliance problem.

In fiscal 2005, we prepared to expand the range of people eligible to use the system to include temporary employees, employees of domestic group companies and employees of our suppliers having a long business history with us, in accordance with the Whistleblower Protection Act which came into effect in April 2006.

□Compliance Hotline


●Written report
●Phone call
●E-mail
Compliance Hotline Desk
In the event that your supervisor does not properly handle the compliance problems that you have reported or discussed, or in the event that for some reason that you cannot notify or consult with your supervisor
Consultations or complaints about problems related to sexual harassment should be directed to the Sexual Harassment Consultation Services
Basic route for reporting and consulting
Employee
Compliance Problem
Supervisors

Fiscal 2005 Results of Compliance Activities

Providing Compliance Education and Training Programs

In fiscal 2005, we offered an educational program of compliance and legal training through a variety of educational courses organized by our legal and personnel and training departments. More than 3,800 officials and employees in our group companies took these courses throughout the year. In addition, as voluntary activities by each department or the affiliated companies, there were workshops on laws and regulations with deep repercussions for each department or those companies and educational activities on compliance, utilizing the booklet titled "100 Case Studies of Compliance Issues" or "Personal Information Protection Handbook for Subaru Dealer Staff" as texts.

Our efforts for Personal Information Protection

In response to enforcement of the Personal Information Protection Act in April 2005, we enhanced our previous efforts to protect personal information under our codes of conduct by reviewing our internal system and regulations and announcing our personal information protection policy (privacy policy). For domestic Subaru dealerships, because they directly handle a large amount of our customers' personal information, we managed to thoroughly overhaul our internal system for each dealer and prepared and made use of the Personal Information Protection Handbook for Subaru Dealer Staff to help each staff member properly understand personal information protection.

Activities toward Group Compliance

In order to ensure compliance with laws and regulations, not only FHI but also all our group companies must join forces and work in harmony. For this reason, we dispatch compliance training instructors to each of the companies in our group as well as domestic Subaru dealers and also provide handbooks and textbooks in an effort to promote group-wide compliance with laws and regulations. As stated above, we prepared to expand the range of employees eligible to use the Compliance Hotline System in fiscal 2005 to include employees of our domestic group companies and some employees of domestic Subaru dealers and to upgrade the system so that the Compliance Hotline Desk could handle compliance issues reported by any employee working at any relevant company (operation of the new system started in April 2006). The new system will provide a better self-regulating function than ever before throughout the entire group of companies and dealers, further enhancing group compliance.



Compliance Training at Fuji Machinery Co., Ltd. in January 2006

FHI is seeking to reinvigorate our corporate culture, focusing on development of a free, openhearted, and proactively creative group that can cope with the latest significant changes to the business environment. Aiming at establishing a highly original, vigorous organization, we approach the development of systems from a wide range of perspectives, including the wages system, career planning programs, training programs, and benefit programs, so that employees can take on a higher level of challenges.

Employment

Downsizing the Company Structure

FHI has prepared a five year mid-term management plan, FDR-1, to be applied towards the end of fiscal 2007, and is making efforts in respect of total cost reduction, reinforcement of product planning functions, restructuring of the sales process and network, increasing asset turnover, and organizational reforms. In order to produce meaningful results with the plan and to focus on improvements in our profit-earning capacity, organizational revitalization by means of an altered labor structure, and the reinvigoration of our corporate culture through the improvement of the employee mindset, we offered employees voluntary retirement in December 2005, and reduced the number of employees by about 700. The number of FHI's employees*1 was 13,111 as of March 2006.

Employment of People with Disabilities

FHI has been working on eliminating discrimination against people with disabilities, or "Normalization*2". The activities of the Universal Design Project Team, organized at the Gunma Manufacturing Division in 1999, were reported and favorably evaluated at the Third International Conference on Universal Design, held in Rio de Janeiro, Brazil in December 2004. Currently, employment efforts have been developed into efforts to create an attractive corporation where all motivated and competent people are given opportunities to contribute. The proportion of employees with disabilities*1 throughout FHI was 1.8% as of March 2006.

Labor-Management Relations

FHI and the FHI Workers' Union have established a labor-management council for the promotion of smooth business operations and mutual communication. In recent years, labor and management have maintained good relations, and no disputes between labor and management have arisen during the past four years. The number of FHI Workers' Union members*1 was 12,676 as of July 2005.

Development of Human Resources

FHI's personnel system aims that each employee is fully aware of his/her mission, capable of making his/her career plan for self-realization independently. The basis of the development of human resources is the On-the Job Training (OJT) in daily operation. We are making effort to create a system to develop individual ability more efficiently and effectively by combining company's support to employee's voluntary self-enlightenment and OJT. New employee performance evaluation system and internal open recruitment system also support our total development of human resources.

Benefits Package

Starting in October 2003, FHI introduced a new cafeteria-style program for the benefits package called My Vision. Our employees enjoy a wide range of options with this program, which is designed to help them with parenting, nursing care, self-development and leisure issues. (For an outline of the My Vision program, please refer to page 60 in the 2005 Environmental & Social Report.)

□Providing Motivated Employees with Opportunities to Grow

[illegible]
Action policy for employees in the FDR-1
INNOVATIVE
INDIVIDUAL
COURAGEOUS

Visions of the future
I want to work internationally
I want to enhance my strengths.
I want to advance my career.
Etc.

Self-Development
Support employees self-development through OJT, OFF-JT, and self-development system

[illegible]
The spirit of challenge itself is highly regarded.

Open Recruitment System
This system was introduced in order to mine rare or outstanding talents and to develop the nail that sticks out

[illegible]
To seek to develop your talent and to learn if you are the right person for the job through experience in different jobs and divisions

[illegible]
[illegible]

□Open Recruitment System



Employees:
"I want to make the best use of my talents" "I want to advance my career"
Apply for the new positions of their own free will
Offer new positions to employees within the company
Company:
New businesses, Important business opportunity, Urgent business
Cultivate human resources with the spirit of challenge
Establish a free market for careers within the company
Mine rare and outstanding talents
Put the right person in the right place

Column

Handing Down Manufacturing Technologies and Skills

The Gunma Manufacturing Division has been participating in the Skills Competition since 1998, with the purpose of nurturing manufacturing specialists, raising basic skill levels within the entire division, and nurturing competent personnel. 13 employees participated at the 43rd National Skills Competition Championship, Kirara Yamaguchi 2005, held in Yamaguchi Prefecture in October 2005, in five events including lathe turning, die drawing and automobile fabrication, and successfully achieved record-high scores. In addition, the Gunma Manufacturing Division won a gold medal in the database event at the 28th Abilympics, held at the same time. The division will participate in the 2007 Universal World Skills Competition which is scheduled for 2007 in Shizuoka Prefecture.



Prize winners (from the left): Mr. Mori (automobile fabrication), Mr. Anzai (lathe turning), Ms. Hagiwara (drafting), Mr. Iwasaki (auto-body painting) and Ms. Idei (drafting)

Mr. Kakiki, winner of the gold medal (for the database event)

Mr. Anzai turning a lathe

*1 : Please refer to the "Supplementary Volume for Data Related to the 2006 Environmental & Social Report", for the number of FHI employees and new recruits, the composition ratio of male and female employees, the proportion of employees with disabilities, and the number of FHI Workers' Union members. (http://www.fhi.co.jp)

*2 : Normalization: One of the concepts for a welfare society or preparations to realize the concepts; i.e. socially vulnerable groups, including disabled people and senior citizens, should be given the same living opportunities as those enjoyed by other people.

FHI strives to create safe, comfortable workplaces for employees and supports each employee in staying healthy mentally and physically. In addition, we continue to make efforts to prevent traffic accidents as one of our responsibilities as an automobile manufacturer, not only for the sake of our employees but also for the people in local communities.

Basic Philosophy, Basic Policy and system for implementation

□Basic Philosophy of Health and Safety

Health and Safety take priority in any business

□Basic Policy of Health and Safety

Aiming for no disasters regarding occupational accidents, traffic accidents, diseases, and fire disasters; all employees recognize the importance of health and safety; improve the equipment, environment, and working methods; and improve management and awareness in order to create safe and comfortable workplaces.

□Number of Occupational Accidents and Occupational Accident rate



(cases)
(Frequency rate)
100
75
50
25
0
1.5
1
0.5
0
Number of occupational accidents
Frequency rate (Average of Manufacturers)
Frequency rate (FHI Automotive Business Unit)
80
77
64
48
45
34
1.17
1.02
0.97
0.77
0.98
0.81
0.98
0.59
0.99
0.37
1.01
0.55
2000
2001
2002
2003
2004
2005
Fiscal Year

Occupational Safety

FHI has been conducting activities to help raise each employee's safety awareness, improve management of the workplace, and eliminate risks.

To raise awareness, KYT*1 and the Hiyari Hatto*2 Activity were implemented. To improve management of the workplace, a self-management activity called TSZ*3 was introduced at an early stage in each workplace. In addition, in 2000, FHI introduced a unique small-group risk assessment system to improve each employee's safety and to eliminate risks.

FHI also makes efforts to further improve occupational health and safety levels and prevent on-the-job injuries. Towards these ends, we introduced a new risk assessment system to the offices where the Occupational Health and Safety Management System*4 had already been implemented, and are constantly working on improving the Management System by internal auditing.

With regard to asbestos-related disease, former employees of the Rolling Stock Department (the business was discontinued in fiscal 2002) qualified for worker's compensation. We will continue to communicate with the government and industry groups, and make the utmost efforts on this issue. FHI does not presently use asbestos for any of its products.

Health Care

To revitalize our business activities, it is important that employees are always in good physical and mental condition and can use their skills and abilities to the full. To help reduce the amount of employee sick leave, we have been working on the early detection and treatment of disease by adding extra items to the list of legally mandatory diagnostic items. In addition, we take measures to care for employees' mental health according to the four items advised by the government. One example is the Mental Health Counseling Consultation Services we established at all our business sites, where employees can consult clinical psychotherapists in person.

Traffic Safety

FHI makes various efforts at each business site to prevent traffic accidents that could occur in the course of business activities, commuting, and private time. The Tokyo Office held the Safe Motorcycle Driving Classes in cooperation with the Mitaka Police Department and the Metropolitan Police Department's motorcycle policemen team, to provide our employees with basic lectures and driving lessons. In addition, the office held a class where local seniors could experience ABS (Anti-lock braking system) four-wheel vehicles.

The Utsunomiya Manufacturing Division has been implementing the Education with Real-life Experience of Dangerous Accidents since fiscal 2000 using a driving course in Kanuma City, and 1,521 people have taken part in the course to date.


Safe Motorcycle Driving Class (Tokyo Office)


Education with Real-life Experience of Dangerous Accidents (Utsunomiya Manufacturing Division)

Creation of a Comfortable Working Environment

In order to implement the government guidelines for a comfortable workplace, FHI has been systematically working to improve every item addressed by the guidelines, including working environment, working methods, and environmental equipment. Also, in order to create a more comfortable workplace for employees, we have been working on improving lounges, restrooms, and dining halls and adopting universal-access designs in our facilities.


An example of improvements in its plant operations at Oizumi Plant
Before: Employees used to load and unload heavy items manually


After: They introduced a cyclical transfer carriages to transfer heavy items, eliminating the manual loading and unloading

Column

Mr. Takayasu Kato, General Manager of the Safety and Health Promotion Division, Toyota Motor Corporation, gave a lecture on Toyota's efforts regarding health and safety, at the 30th Company-wide Health and Safety Congress. He lectured that visualization of human movement, facilities and management contribute not only to preventing on-the-job injuries but also to improving product quality and productivity.


Mr. Kato, the then General Manager of Toyota Motor Corp., giving a lecture

*1 : KYT: Training for predicting dangers; K: Kiken (Danger); Y: Yochi (Prediction); T: Training

*2 : Hiyari Hatto: Activity to collect cases of near-miss incidents.

*3 : TSZ: Total Section Zero (related departments and sections make combined efforts to attain zero disasters).

*4 : A system to promote the organized, stable management of health and safety, aiming at creating a workplace with zero disasters and zero danger through a clear set of processes: "planning, implementation, evaluation and improvement."

FHI has established a Social Contribution Policy under its CSR policy and is actively promoting social contribution activities.

Social Contribution Policy
(Established in March 2005)

We will contribute to the development of science and technology and automobile culture and to the diffusion of road safety.
We will contribute to the fostering of human resources who understand the pleasure, importance and preciousness of creative manufacturing.
We will contribute to the development of the communities we operate in.
We will support each other in contributing to society as good citizens.

Contributions and Development and Promotion of the Vehicle Culture

FHI participates in several automobile championships at home and abroad, such as the World Rally Championship (WRC) held mainly in Europe, where automotive culture was born, to contribute to the development and promotion of automotive culture. The technologies we have cultivated through such motor sport competitions are utilized in the cars we sell on the open market.

Backup for Employee Volunteer Activities

The motivation and daily activities of each employee are the foundation on which we implement social contribution activities. At all of our business sites, we collect used postage stamps, prepaid cards, bellmark tokens and pull-tabs, and allow organizations to collect blood donations from our employees at each business site. In addition, we support employees who make efforts in volunteer activities by offering awards using the Employee Commendation System.

Furthermore, in cooperation with the Federation of Fuji Heavy Industry Labor Unions, we continue to hold several events every year, such as a charity show where a drama is enacted in front of people at welfare facilities, and a donation of Subaru TransCare to welfare facilities made possible through the fund-raising of union members.

Coexistence with Local Communities

To coexist in harmony with local communities, employees at each business site actively participate in local events, and hold special events every year. Fuji Heavy Industries Ltd. Health Insurance Society Ota General Hospital, which is operated by the Fuji Heavy Industries Health Insurance Society, plays an important role in maintaining and improving the health of people in local communities, and practices community-oriented medicine.

Support to Disaster-Stricken Areas

Major natural disasters occurred in 2005 as they did in the previous year. To support the victims of Hurricane Katrina, which struck the southern U.S. in August 2005, FHI donated money through the Japanese Red Cross Society, and SOA and SIA made donations as well. We also donated products such as power generators to areas hit by the Northern Pakistan Earthquake.

Support for NGOs, Environment-related Funds

In fiscal 2005, we supported or sponsored a total of six events in our efforts to support environmental and social activities such as the promotion of science and technology.


Subaru World Rally Team got the 3rd prize in the 13th WRC Rally Japan of World Rally Championship


FHI intranet has a homepage dedicated to provide volunteering activities to employees


Subaru Friendship Concert


Fuji Heavy Industries Ltd. Health Insurance Society Ota General Hospital


Subaru Cup rubber-ball Baseball Tournament for Children

□Major Events FHI Participated in, Sponsored and Hosted in Fiscal 2005

Division/Office	Events	Cleanup Activities
Gunma Manufacturing Division	Subaru Appreciation Festival was held at the Yajima Plant Friendship and Appreciation Festival for locals and employees' families was held at the Oizumi Plant Supported the Ota City Firework Show Supported the Subaru Cup Baseball Tournament for Children Supported the Joshu Ota Subaru Marathon Participated in the Ota Festival and the Oizumi Festival	Cleanup of Kanayama, Ota City (Organized by the Subaru Community Exchange Association, May, about 1,000 participants) Clean up around the plants
Saitama Manufacturing Division	Summer Evening Festival Participated in the Kitamoto Festival	Clean up around the plants Kitamoto-city Voluntary Cleanup Program (Pikapika Kitamoto Omakase Program) (Total 8 times 1,130 participants in total)
Utsunomiya Manufacturing Division	Friendship Festival for locals and employees' families The Bon Dance Festival for locals and employees' families Supported local summer festivals	Clean up campaign around the plants (Held in May, 359 participants in total)
Tokyo Office / Headquarter Area	Summer evening festival was held	—

Purpose of a Third Party Verification of the Environmental & Social Report

FHI had its Environmental & Social Report verified by a third party, TÜV Rheinland Japan, Ltd., an accredited ISO14001 registrar, for the first time before the publication of the 2006 volume.

The validity*1 of our report was assessed regarding the collection, calculation and reporting of important information and environmental data to prepare an accurate, easy-to-understand report where the transparency of information is assured, the completeness*2 of important information cited in this report based on the assessment guidelines, as well as the accuracy*3 in describing information.

*1 : Validity of the Report: A criterion to assess whether information damaging to the management and the company has been omitted intentionally, and whether the impartiality of the report (the degree or extent of the effect of such false statements or omitted information on the interested parties making judgment on the status quo of the company) has been compromised through bias in the selection of the information put in the Report.

*2 : Completeness of the Report: A criterion to assess whether information has been disclosed properly according to the guidelines cited in the Report.

*3 : Accuracy of the Report: A criterion to assess whether the reported data has been measured and calculated accurately.

Result of the Verification (Comments from TÜV Rheinland Japan)

The verification process had been performed as planned, and it was confirmed that the corrective action requested during the verification has been properly implemented. As a result, the verification team concludes that the processes of data collection, data processing and reporting have been appropriately implemented, and that the report covers and correctly indicates important environmental information based on the Ministry of Environment's "Environmental Reporting Guidelines".



About the details of the Verification Statement, please refer to the website of TÜF Rheinland Japan <Japanese Only> (http://www.tuv.com/id=9105019495&lang=en)

Looking at the Assessment and Comments

FHI's unique stance and efforts towards environmental conservation, as well as its meticulous activities to prevent pollutions, were evaluated highly through the assessment. On the other hand, we also received several comments suggesting that our report could be improved further. For example, the application ranges of the data attached to some articles were unclear, achievements of FHI in respect to environment-related laws, regulations and voluntary standards were not reported, and the source of the CO_2 conversion factor we used was not provided. Furthermore, FHI's explanation of the efforts for waste material is vague, and it would have been better to clarify how CSR is related to FHI's corporate philosophy, policies, code of conduct, and actions. We take all this advice seriously and we will be more proactive in communication with our stakeholders and continue to improve our activities and the report even further.



On-site assessment at the Gunma Manufacturing Division and a hearing with the administration office in charge of the assessment.

Editor's Note

We have been issuing our report every year since the Environmental Report was first issued in 2000. The name of the report was changed to the Environmental & Social Report in fiscal 2004, and information on FHI's social activities has been included ever since. We have received advice from our readers on the ways to utilize this report, as well as some comments pointing out that the volume is too thick, or that the data is complicated and unreadable.

We take such advice and comments seriously, and have taken such measures as issuing a supplementary volume to cover detailed data, in an effort to make the report more reader-friendly. In addition, we tried to include more personal information in the report, and introduced as many people as possible involved in the distinguishing activities of FHI and its affiliates. We also strove to disclose information faithfully, and toward this end had the report assessed by a third party.

We hope this report is of some help in communicating with our stakeholders. We would appreciate your opinions and comments on this report and have provided an attached questionnaire for your convenience.

August 2006

Editors:	Tatsuya Suzuki, Takao Sekigawa, Mitsuru Yanta CSR and Environmental Affairs Promotion Office, General Administration Department, Fuji Heavy Industries Ltd.
Contact:	Tel. 03-3347-2036 Fax. 03-3347-2530
Issuance:	CSR and Environmental Affairs Promotion Office, General Administration Department, Fuji Heavy Industries Ltd.
Assistance and Printing:	Kyueisha, Co., Ltd. / Central Prophics Co. Ltd.


2006

Front Cover of this Report

The picture on the cover of the 2006 Environmental & Social Report shows the Pleiades star cluster, "Subaru" in Japanese, based on which our six-star mutsuraboshi corporate symbol is designed. We will remain conscious of the environment while providing products and services that contribute to society, as we recognize the need to continue protecting the irreplaceable global environment for future generations.
So that all may enjoy this beautiful starry sky forever.

(The image of stars was partially processed for the cover use.
© Aflo Foto Agency)

FUJI HEAVY INDUSTRIES LTD.

7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan

Published in September 2006

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SUBARU **PRESS INFORMATION**

Outline of Exhibits for the Paris Motor Show 2006

FHI introduces the Subaru B9 Tribeca and face-lifted Legacy/Outback on the European market

Tokyo, September 1, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, will participate in the Paris Motor Show 2006 with its Subaru B9 Tribeca and face-lifted Legacy/Outback, which are scheduled to hit the European market in the upcoming fall. The show will have press days on September 28 and 29, 2006 and be open to the general public from September 30 through October 15, 2006. FHI plans to hold a press briefing in the Subaru booth at 5:45 p.m. on Thursday, September 28.



Subaru B9 Tribeca (European model)



Subaru Outback (European model)

1. Subaru B9 Tribeca

A crossover car based on the "progressive SUV" concept. FHI's own Symmetrical AWD (All-Wheel Drive) system mated with a 3.0-liter Horizontally-Opposed engine is adopted to make possible nimble and stable driving as well as more than enough drivability as a sport-utility vehicle.

2. Subaru Legacy/Outback

The new SI-DRIVE (Subaru Intelligent Drive) system, which allows the driver to enjoy three different types of driving performance, is applied to models fitted with a 3.0-liter engine. Subaru engineers have enhanced its environmental-friendliness including actual on-road fuel economy while improving its driving performance and quality. There are additional improvements encompassing the whole vehicle, such as changes in its exterior and interior design, reinforced body, and improved chassis performance.

3. Other vehicles exhibited (Models marked with * will not be displayed during the press days.)

Exhibit model: Subaru Impreza WRC 2006 prototype
Exhibit model: Subaru Impreza French police car
B9 Tribeca: Limited 5+2 passengers, Limited 5 passengers
Legacy: 3.0R Spec. B, Wagon 2.0R
Outback: 3.0R
Forester: 2.0X*, 2.5XT*
Impreza: Sedan WRX STI*, Wagon 2.0R*

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Consolidated Semi-annual Financial Results for Fiscal 2007 Oct. 31, 2006

For Immediate Release

Company Name	:	**Fuji Heavy Industries Ltd.**
Name of Stock Exchange	:	Tokyo Stock Exchange (First section)
Code No.	:	7270
Location of Head Office	:	Tokyo, Japan
URL	:	http://ir.fhi.co.jp/index.html
Representative	:	Mr. Ikuo Mori, President and CEO
Contact for Inquiries	:	Mr. Kazuto Sakamoto, General Manager of Administration Department Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for the Approving the Financial Results: October 31, 2006
Adoption of US Generally Accepted Accounting Principles: No

1. Performance in 1st Half of Fiscal 2007 (from April 1, 2006 to September 30, 2006)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
1st Half of FY 2007	¥ 698,676	(4.7 %)	¥ 18,126	(4.1 %)	¥ 13,883	(2.6 %)
1st Half of FY 2006	¥ 667,102	(-3.4 %)	¥ 17,410	(12.3 %)	¥ 13,526	(-10.2 %)
Fiscal 2006	¥ 1,476,368		¥ 58,339		¥ 46,768	

(Unit: Millions of yen, except for per share figures)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)
1st Half of FY 2007	¥11,604	(45.8 %)	¥ 16.19	¥ 16.18
1st Half of FY 2006	¥ 7,958	(-3.8 %)	¥ 10.21	¥ 10.21
Fiscal 2006	¥ 15,611		¥ 20.66	¥ 20.66

Notes:
1. Equity income from investments in affiliated companies : 1st Half of FY 2007 : ¥ 728 million; 1st Half of FY 2006 : ¥ 1,009 million; Fiscal 2006 : ¥ 1,446 million
2. Average number of shares outstanding during the periods : 1st Half of FY 2007 : 716,709,317 shares; 1st Half of FY 2006 : 779,194,074 shares; Fiscal 2006 : 750,332,110 shares
3. Accounting change : See "Changes in Accounting Policies" section
4. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior semi-annual period.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Net assets to total assets	Net assets per share (Yen)
1st Half of FY 2007	¥ 1,339,453	¥ 472,261	35.1 %	¥ 655.67
1st Half of FY 2006	¥ 1,391,228	¥ 485,017	34.9 %	¥ 622.48
Fiscal 2006	¥ 1,348,400	¥ 465,522	34.5 %	¥ 649.41

Notes: 1. Number of shares outstanding at end of the periods : 1st Half of FY 2007 : 716,767,856 Shares
1st Half of FY 2006 : 779,171,227 Shares
Fiscal 2006 : 716,672,587 Shares

2. The amounts under Net assets as of 1st Half of FY 2006 and Fiscal 2006 represent the amounts of total shareholders' equity.

(3) Cash Flows

(Unit: Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
1st Half of FY 2007	¥ 71	¥ (26,289)	¥ (8,693)	¥ 76,309
1st Half of FY 2006	¥ 67,335	¥ (51,635)	¥ (19,808)	¥ 129,975
Fiscal 2006	¥ 137,485	¥ (75,775)	¥ (88,885)	¥ 112,366

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 63
Non-consolidated subsidiaries accounted for by the equity method: 17
Affiliated companies accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:

Newly included: –
Newly excluded: 5

Companies accounted for by the equity method:

Newly included: 7
Newly excluded: –

2. Projections for Fiscal 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Full year	¥ 1,500,000	¥ 42,000	¥ 30,000

Reference: Projected net income per share (full year): ¥ 41.85

The above projections are made based on available information and assumptions as of Oct. 31, 2006, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 8.

1. Condition of the FHI Group

As of September 30, 2006, the FHI Group consisted of Fuji Heavy Industries Ltd., 113 subsidiaries, and 9 affiliated companies primarily engaged in four operations related to the Subaru automotive, industrial products, aerospace and other businesses, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains with the parent company.



Fuji Heavy Industries Ltd. (Manufacturing & Sales)
<Automobiles>
<Industrial Products>
<Aerospace>
<Other>
Manufacturing Units
*1 Ichitan Co., Ltd.
*1 Fuji Machinery Co., Ltd
*1 Subaru Of Indiana Automotive, Inc.
*1 Kiryu Industrial Ltd
*2 Subaru Customize Works Co., Ltd.
*3 One Non-consolidated subsidiary
Sales and Manufacturing
*3 Two Non-consolidated subsidiaries
*5 Two Affiliates
Service-related and others
*1 Subaru Finance Co., Ltd.
*1 Fuji Heavy Industries U.S.A. Inc.
Other 10 consolidated subsidiaries
*2 TUC INTERNATIONAL Co., Ltd.
Three other subsidiaries within the scope of equity method
*3 Seven non-consolidated subsidiaries
*4 Higashi-ohgishima Logistics Center Co., Ltd.
*5 Two Affiliates
*1 FICS Corporation
Research Organs
*1 Subaru Research & Development, Inc.
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
Other 38 consolidated subsidiaries
*2 SUBARU AUTO ACCESSORIES Co., Ltd.
*3 12 Non-consolidated subsidiaries
Manufacturing Units
*1 Robin Manufacturing U.S.A. Inc.
Sales and Manufacturing
*1 Fuji Robin Industries Ltd.
*3 One Non-consolidated subsidiary
*5 Three Affiliates
Service-related
*2 Robin Service Co., Ltd
Sales Units
*2 Robin America Inc.
*2 Robin Europe GMBH
*3 Three other non-consolidated subsidiaries
Service-related and others
*2 Fuji Aircraft Maintenance Co., Ltd.
Two other non-consolidated subsidiaries
*3 One Non-consolidated subsidiary
*5 One affiliate
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related and others
*1 Subaru Kosan Co., Ltd.
*2 Subaru System Service Co., Ltd.
*2 Subaru Living Service Co., Ltd.
Four other non-consolidated subsidiaries
Sales Units
*2 Daiwa Shoko K.K.
*2 Fuji Special Purpose Vehicle Co., Ltd.
*2 FUJI HOUREN Co., Ltd
*3 Fuji Ecology Systems Co., Ltd.
One other non-consolidated subsidiary
Customers
*1 Consolidated subsidiaries
*2 subsidiaries within the scope of equity method
*3 Non-consolidated subsidiaries
*4 Affiliates within the scope of equity method
*5 Other affiliates

2. Management Policies

1. Basic Management Policies

The corporate philosophy of Fuji Heavy Industries Ltd. (FHI) consists of the following three principles:

1. FHI will strive to create advanced technologies on an ongoing basis and provide customers with distinctive products that ensure the highest levels of quality and customer satisfaction.
2. FHI will aim to continuously promote harmony among people, society, and the environment while contributing to the prosperity of society.
3. FHI will look to the future with a global perspective and aim to be a vibrant and progressive company.

Based on its corporate philosophy, FHI intensify its efforts to achieve the vision of "being an appealing company with a strong market presence," and "building a highly profitable business structure with automobile business as its core." The Company's most important management objective is to provide unique and high quality products in our automobile, aerospace, industrial products, eco technologies, and other divisions that only the Subaru brand and FHI are capable of providing. Through these corporate activities, the FHI Group is concentrating on developing and moving forward together with society and being an enterprise that accomplishes a high level of satisfaction and trust of all stakeholders, including shareholders and customers.

2. Basic Policy Regarding the Distribution of Profits

FHI views shareholders' return as a crucial managerial task and follows a basic policy of maintaining stable long-term dividends while taking comprehensive consideration of such factors as its earnings and its dividend payout ratio. FHI intends to use retained earnings to improve balance sheet as well as allocate these funds to the investment of its R&D, production, and strengthening its sales network for the attainment of further future growth and development.

3. Medium- to Long-Term Management Strategies

FHI established the FDR-1, five-year mid-term business plan for fiscal years beginning from FYE 2003 until this year. We revised the FDR-1 to a new two-year plan entitled the Revised FDR-1 in 2005 in light of our performance and changes in the business environment. With emphasis on "changes for increased profitability," we are making our best efforts to realize (1) urgent total cost reduction, (2) restructure product planning, (3) restructure sales process and network, (4) increase asset turnover, and (5) leaner corporate structure. As this year marks the final year of the Revised FDR-1, we will strive to achieve our goals and have set out to develop a new mid-term business plan in order to deal with significant changes in the business environment resulting from the dissolution of our partnership with General Motors Corporation in October 2005 and entering into a new partnership with Toyota. Corporation

With these changes in mind we will develop action plans that focus on the following three areas in order to make it possible for us to create uniquely Subaru products based on our customer-oriented policies.

(1) Review product lines to better meet market needs

We will strive to build a wider customer base for both our services and products including Subaru's unique horizontally-opposed engines and AWD (All Wheel Drive) vehicles.

(2) Reduce costs and enhance group management capability

We have been steadily moving forward with our cost reduction initiative, which is one of the key issues of the Revised FDR-1, through Total Cost Structure Revolution (TSR) activities that we have been working on since last fiscal year. We will continue to promote not only TSR in the mass production of

cars but in the future implement further cost reduction measures in the initial phases of development undergoing new models and major facelifts.

We can look forward to a continued upward trend in the Aerospace Division enjoying increase of revenue and return of investment. Therefore, we expect further improvement of financial conditions We will also look into the roles of our group companies and review each company's organizational structure, personnel policies and cost structure in an effort to strengthen the management basis of the entire FHI group.

(3) Identify and move forward with our complimentary alliance with Toyota

We are working to implement a plan to start the production of the Toyota's Camry at SIA (Subaru of Indiana Automotive Inc., our wholly-owned US manufacturing subsidiary), by the end of this fiscal year as scheduled maintaining quality and cost. We are also pursuing the idea of partnering with Toyota in the areas of merchandising and development in order to maximize our alliance.

As we concentrate on these critical matters, we will focus on corporate governance and actively engage in environmental, compliance and other CSR activities. This will make the greatest contribution to fostering the growth and development of the entire group and attain everyone's expectations for being a company that is trusted by all its stakeholders including the shareholders as well as the customers.

3. Operating Results and Financial Condition

1. Overview of Interim Period under Review

Despite the decline in the number of vehicles sold in Japan, record high consolidated sales of ¥698.7 billion were posted, representing an increase of ¥31.6 billion, or 4.7%, on a year-on-year basis thanks to the jump up sales in overseas market compared to the previous fiscal year along with revenue of non Automotive division, such as the Aerospace, which significantly outstripped the sales for the previous year.

Despite income hampering factors, such as the deterioration in the sales mix, operating income rose ¥0.7 billion, or 4.1%, to ¥18.1 billion due to foreign exchange gains on the weak yen and cost reductions of materials. Ordinary income also rose ¥0.4 billion, or 2.6%, to ¥13.9 billion. Although gain on sale of investment securities decreased, net income increased ¥3.6 billion, or 45.8%, to ¥11.6 billion due to an increase in gain on sale of property, plant and equipment as well as the absence of loss on termination of a joint development project which were recorded during the same period of last fiscal year.

Results by Business Segment

Automobile Division

Although our flagship model Legacy underwent a major facelift in late May, its sales sank below last year's level partly because it was launched in the middle of this term. Sales of the Impreza and the Forester also declined. As a result, the number of domestic passenger cars (excluding minicars) sold was 40thousand, an 18.2% decline from the previous year.

Minicar sales, on the other hand, increased by 10.4%, to 72thousand units due to a net increase in sales of the Stella, a new passenger minicar launched in June, making up for the sales loss on existing models.

As a result, sales in Japan were down 1.7% from the previous year at 112thousand units.

In the North American market, despite the decline in Forester and Legacy sales, overall sales volume increased by 1.1% over the previous year's level to 89thousand units due to a soaring sales of the Impreza.

Sales in Europe rose by 5.4%, to 32thousand amid continued solid performance of the Forester and the Impreza.

Sales in Australia also continued to be robust, with sales of the Legacy, Impreza and the Forester exceeding last year's level and driving sales volume up 8.5% to reach record-high 20 thousand units.

As a result, total overseas sales rose by 4.2%, to 157thousand units.

The combined sales volume for Japan and overseas markets amounted to 269thousand units, up 1.7%, year on year, then, overall sales in the automotive business increased by ¥23.3 billion, or 3.9%, to ¥623.9 billion.

Operating income decreased by ¥1.1 billion, or 8.0%, to total ¥12.7 billion due to the increase of SG&A expenses and deterioration of sales volume and mix, in spite of foreign exchange gains resulting from the weak yen, and cost reduction efforts.

Industrial Products Division

Domestic sales were up over the previous year's level due to an increase in sales of engines for pumps. Overseas sales also rose from the previous year's level owing to steady sales of the principal Robin EX engine series, which comprises four air-cooled models of 4-cycle, OHC gasoline engines, for use in power generators in the U.S. and for agricultural machinery in Europe.

This all led to an overall sales increase of ¥1.5 billion, or 5.9%, totaling ¥27.2 billion. Operating income also increased by ¥0.4 billion, or 46.8%, to ¥1.2 billion.

Aerospace Division

Despite a drop in the units of UH-1J utility helicopters to be delivered, sales to the Japan Defense Agency outpaced sales for the previous fiscal year with the delivery of prototypes of the next-generation Maritime Patrol Aircraft and Cargo Transport Aircraft (PX/CX). In the commercial sector, the number of existing products delivered to Boeing such as the center-wing of the Boeing 777 also increased significantly as airline industry demand picks up worldwide. Sales were up over the previous year due to the increase in sales of the newly launched development project for the Boeing 787 and the start of delivery of main wings for the Eclipse 500 small business jet to Eclipse Aviation in the U.S.

As a result, total sales increased by ¥6.5 billion, or 18.1%, to ¥42.5 billion. Operating income also increased by ¥1.0 billion, or 61.7%, to ¥2.7 billion.

Other Businesses

Eco Technologies Division sales rose from the previous year as a result of the launch of 2-ton and 3-ton sanitation trucks in the new refuse compacting Fuji Mighty 71 Series in addition to the 4-ton trucks introduced last year, completing the full line up of Fuji Mighty sanitation trucks. However, the closing of domestic subsidiary Yusoki Kogyo K.K. put a major dent in overall sales that fell by ¥0.3 billion, or 3.3%, to ¥7.8 billion, while operating income edged up ¥0.6 billion, or 92.9%, to ¥1.2 billion due to increased revenues at the Eco Technologies Division and the others.

Results by Geographic Region

(Japan)

Although sales of units for the domestic market fell in the automotive business, increased exports and a significant increase in sales of non-automotive business such as the Aerospace Division brought sales up ¥4.7 billion, or 0.8%, to ¥561.3 billion. However, operating income decreased by ¥6.2 billion, or 23.2%, to ¥20.6 billion due to negative factors such as deterioration in the sales mix despite the foreign exchange gains from a weak yen in addition to our efforts to reduce costs and expenses.

(North America)

Despite a decrease in the sales volume of the Forester and the Legacy, sales rose by ¥23.9 billion, or 10.3%, to ¥255.5 billion thanks to a significant increase in the sales volume of the Impreza compared with the previous year. Operating loss improved by ¥1.2 billion for a negative ¥5.1 billion (compared with the loss of ¥6.2 billion for the previous year).

(Other regions)

Sales in Europe rose by ¥1.0 billion, or 12.4%, to ¥9.4 billion, with the start of sales of Subaru vehicles other than minicars in addition to the G3X Justy (OEM vehicle), which had already been on the market, as well as an increase in sales of parts and accessories accompanying the growth in units shipped from Japan. Operating income also rose ¥0.1 billion, or 81.5%, to ¥0.3 billion.

Dividend Policy

An interim term dividend of ¥4.5 per share will be paid. This is the same amount per share as the interim term dividend for the previous fiscal year.

Cash Flows

Cash and cash equivalents (hereinafter cash) at the end of the interim period under review amounted to ¥76.3 billion, a year on year decrease of ¥36.1 billion.

The factors accounting for cash flows during the interim period under review were as follows:

Cash flows from operating activities decreased to ¥0.1 billion, down ¥67.3 billion compared to the same period in the previous fiscal year. Though the principle sources of cash being net income before taxes and minority interest totaling ¥17.3 billion and depreciation and amortization amounting to ¥40.1 billion were provided, ¥39.7 billion increase in inventories and ¥24.3 billion decrease in notes and accounts payable, trade offset the amount.

Cash flows from investing activities

Cash flows from investment activities increased by ¥25.3 billion to ¥26.3 billion due to the ¥14.6 billion used for the purchase of property, plant, and equipment (net figure with proceeds from the sales of property, plant, and equipment) and ¥12.3 billion for the acquisition of leased assets (net figure with proceeds from sale of leased assets).

Cash flows from financing activities

Cash flow from financing activities increased by ¥11.1 billion to ¥8.7 billion after decreasing ¥2.9 billion for the reduction of short-term borrowings and ¥2.5 billion for repayment of long-term debts (net figure with proceeds from long term debts).

2. Forecast for the Fiscal Year

Although the Japanese economy forecast appears strong due to a recovery in consumer spending and capital expenditures, the decline in investment of residential real estate, which once drove the American economy, casts a shadow over our long-term perspective. The outlook for the future remains uncertain as factors like the global rise in crude oil prices and intensifying automobile sales competition make for an increasingly harsh business environment.

Against this backdrop, the outlook for this fiscal year is as follows:

Consolidated Forecast

Net sales:	¥1,500.0 billion (up 1.6% year-on-year)
Ordinary income:	¥42.0 billion (down 10.2% year-on-year)
Net income:	¥30.0 billion (up 92.2% year-on-year)

Forecast for the Parent Company

Net sales:	¥950.0 billion (down 2.7% year-on-year)
Ordinary income:	¥31.0 billion (down 25.1% year-on-year)
Net income:	¥14.0 billion (up 36.3% year-on-year)

Year-end dividends and interim term dividends are forecasted at ¥4.50 each, making the yearly dividend ¥9, which is the same as the yearly dividend for the previous fiscal year.

* Performance projections are based on information currently available to the Company. Risks and uncertainties such as the global economy, market trends and exchange rate fluctuations are taken into account to develop a reasonable forecast. Since actual results may differ significantly from these forecasts, we urge you to refrain from basing your investment and other decisions solely on these forecasts.

3. Business Risks

Items regarding business performance, financial standing and consolidated financial statements shown within this financial report that may have a material effect on the decisions of investors are shown below.

Statements within this document pertaining to the future are based on the judgment of the FHI Group ("the Group) at the end of the consolidated fiscal year under review, and the following list does not include all risks related to the Group.

(1) Economic trends

Economic trends in countries and regions that form the principle markets of the Group could have an effect on the performance of the Group. Economic recession and reduced demand, in addition to intensifying price competition not only in Japan but also in North America, which is a principle market of the Group, could have an adverse effect on sales and profitability of the goods and services provide by the Group.

(2) Exchange rate fluctuations

The Group's operating income increased by ¥0.7 billion, or 4.1%, to ¥18.1 billion this consolidated fiscal year, and exchange rate fluctuations had a strong effect on this. Overseas sales make up 59.0% of all sales, and items denominated in local currencies such as the US dollar are included in sales, operating income and assets, which are converted to yen when preparing the consolidated financial statements.

In the event the exchange rates actually used for conversion greatly differ from the exchange rates assumed when providing an outlook for the year, a strong yen has a negative impact on the Group's performance and financial condition, while a weak yen has positive impact.

In order to minimize the risks such as exchange rate the company performs hedge operations utilizing forward-exchange contracts to suit the situation. However, sharp fluctuations on the final day of the fiscal year may have an effect on derivative valuation losses and lead to significant changes in nonoperating income and expenses.

(3) Dependence on certain businesses

The I Group is made up of the automotive business in addition to other businesses such as the industrial products and aerospace, but as the automotive business stands out with respect to scale, the performance and financial condition of the entire group may be significantly affected if the demand, market conditions or competition with other companies in the automotive business exceed predictable levels.

(4) Market evaluation fluctuations

The most important aspect of stably improving FHI's performance is the development, manufacture and release of new products at the appropriate timing by planning products based on market trends and customers' needs. If the market's evaluation of new products such as new automobile models falls short of our sales targets, or if existing products become obsolete more quickly than expected, the Group's performance and financial condition may be significantly affected.

(5) Procurement of particular materials and components

The Group procures materials and components from multiple suppliers; however, in some cases we are dependent on certain suppliers. The Group's performance and financial condition may be significantly affected if procurement is not possible at a stable cost, turnaround time or quality due to a tight supply and demand situation.

(6) Protection of intellectual property

The Group will protect its intellectual property regarding technology and know-how in order to differentiate our products. However, the Group's performance and financial condition may be significantly affected by reduced sales or legal expenses if a third party produces similar products by wrongfully using the Group's intellectual property or if protection is limited to a particular region.

(7) Product defects

The Group places the highest priority on safety in the development, manufacture and sale of products and services, but defects in goods and services and the possibility of recalls occurring cannot be completely ruled out. If a large-scale recall is implemented, a large cost is incurred and this could have a significant effect on the business performance and financial standing of the Group. We are insured for product liability, but some risks cannot be covered by this insurance.

(8) Liabilities for severance and retirement benefits

The Group's expenses and liabilities for employees' severance and retirement benefits are calculated based on assumptions such as an actuarially established discount rate for liabilities for severance and retirement benefits and expected returns on pension plan assets. However, the Group's performance and financial condition may be affected in the future if the actual results differ from the assumptions.

(9) Legal regulations on the environment, etc.

We are subject to a variety of legal regulations inside and outside Japan regarding limits on emissions, promotion of energy saving, noise, recycling, levels of emissions of pollutants from manufacturing plants and safety of automobiles, etc. Future increases in costs resulting from the strengthening of such legal regulations could have an effect on the performance of the Group.

(10) Impact of disasters, wars, terrorism, strikes, etc.

Natural disasters such as major earthquakes and typhoons, diseases, wars and terrorism could hinder the business activities of the Group, and lead to delays or stoppages in procurement of materials and parts, production, sales and distribution of products, and the provision of services. If such delays or stoppages are prolonged, they could have an effect on the business performance and financial standing of the Group.

Consolidated Balance Sheets

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (as of September 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2006 (as of September 30, 2005)
ASSETS				
Current assets	**626,235**	**619,183**	**7,052**	**656,393**
Cash and time deposits	46,732	65,524	(18,792)	79,681
Notes and accounts receivable, trade	100,041	104,972	(4,931)	103,336
Marketable securities	33,207	37,444	(4,237)	55,089
Inventories	254,092	216,396	37,696	202,676
Short-term loans	110,892	118,414	(7,522)	117,011
Deferred tax assets	29,971	32,992	(3,021)	35,301
Other	53,324	45,604	7,720	64,527
Allowance for doubtful accounts	(2,024)	(2,163)	139	(1,228)
Fixed assets	**713,218**	**729,217**	**(15,999)**	**734,835**
Property, plant and equipment, net	**547,573**	**555,973**	**(8,400)**	**564,793**
Buildings and structures	127,218	128,727	(1,509)	128,526
Machinery, equipment and vehicles	122,969	184,582	(61,613)	194,795
Land	172,675	172,338	337	171,337
Construction in progress	9,655	7,396	2,259	7,532
Leased assets	67,784	-	67,784	-
Other	47,272	62,930	(15,658)	62,603
Intangible assets	**35,758**	**38,211**	**(2,453)**	**42,411**
Investments and other assets	**129,887**	**135,033**	**(5,146)**	**127,631**
Investment securities	79,463	80,316	(853)	67,613
Long-term loans	4,739	8,141	(3,402)	7,567
Deferred tax assets	22,911	23,612	(701)	32,271
Other	25,606	25,312	294	21,894
Allowance for devaluation of investments	-	-	-	(41)
Allowance for doubtful accounts	(2,832)	(2,348)	(484)	(1,673)
Total assets	**1,339,453**	**1,348,400**	**(8,947)**	**1,391,228**

Note: In 1st Half of Fiscal 2007, the amount of "Leased assets" in Property, plant and equipment, net has been presented as a separate line item, whereas in Fiscal 2006, "Leased assets" of ¥56,766million and ¥7,485million are included in Machinery, equipment and vehicles and Other, respectively.

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (as of September 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2006 (as of September 30, 2005)
LIABILITIES AND NET ASSETS				
Current liabilities	**602,327**	**628,113**	**(25,786)**	**654,196**
Notes and accounts payable, trade	186,224	211,412	(25,188)	208,727
Short-term borrowings	191,264	195,507	(4,243)	218,861
Commercial paper	8,000	8,000	-	21,000
Current portion of bonds	10,500	20,500	(10,000)	20,000
Accrued income taxes	4,852	11,472	(6,620)	11,309
Accrued expenses	63,061	61,744	1,317	60,725
Accrued bonus	15,299	15,427	(128)	15,332
Accrued warranty claims	22,909	23,496	(587)	21,239
Other	100,218	80,555	19,663	77,003
Long-term liabilities	**264,865**	**252,501**	**12,364**	**248,485**
Bonds	90,000	80,000	10,000	80,500
Long-term debts	67,300	70,072	(2,772)	57,691
Deferred tax liabilities on revaluation of land	703	703	-	478
Accrued pension and severance liability	53,899	52,322	1,577	61,336
Accrued directors' severance and retirement benefits	886	971	(85)	834
Consolidation adjustments	-	2,995	(2,995)	3,551
Goodwill	1,908	-	1,908	-
Other	50,169	45,438	4,731	44,095
Total liabilities	**867,192**	**880,614**	**(13,422)**	**902,681**
Minority interest in consolidated subsidiaries	-	**2,264**	-	**3,530**
Shareholders' equity				
Common stock	-	**153,795**	-	**153,795**
Capital surplus	-	**160,071**	-	**160,071**
Retained earnings	-	**189,996**	-	**185,851**
Revaluation reserve for land	-	**290**	-	**421**
Net unrealized holding gains on securities	-	**21,145**	-	**15,283**
Translation adjustments	-	**(18,230)**	-	**(28,156)**
Less-treasury stock, at cost	-	**(41,545)**	-	**(2,248)**
Total shareholders' equity	-	**465,522**	-	**485,017**
Total liabilities and shareholders' equity	-	**1,348,400**	-	**1,391,228**
Net assets				
Shareholders' equity	**471,679**	-	-	-
Common stock	**153,795**	-	-	-
Capital surplus	**160,071**	-	-	-
Retained earnings	**199,300**	-	-	-
Less-treasury stock, at cost	**(41,487)**	-	-	-
Valuation, translation and other adjustments	**(1,715)**	-	-	-
Revaluation reserve for land	**290**	-	-	-
Net unrealized holding gains on securities	**19,405**	-	-	-
Translation adjustments	**(21,410)**	-	-	-
Minority interest in consolidated subsidiaries	**2,297**	-	-	-
Total net assets	**472,261**	-	-	-
Total liabilities and net assets	**1,339,453**	-	-	-

Consolidated Statements of Income

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (ended September 30, 2006)		1st Half Year Fiscal 2006 (ended September 30, 2005)		Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)	
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount	Amount	Ratio of Total (%)
Net sales	**698,676**	**100.0**	**667,102**	**100.0**	**31,574**	**1,476,368**	**100.0**
Cost of sales	**524,042**	**75.0**	**506,970**	**76.0**	**17,072**	**1,125,293**	**76.2**
Gross profit	174,634	25.0	160,132	24.0	14,502	351,075	23.8
Selling, general and administrative expenses	**156,508**	**22.4**	**142,722**	**21.4**	**13,786**	**292,736**	**19.8**
Operating income	**18,126**	**2.6**	**17,410**	**2.6**	**716**	**58,339**	**4.0**
Non-operating income	**5,862**	**0.8**	**6,181**	**0.9**	**(319)**	**12,356**	**0.8**
Interest and dividend income	1,815		1,635		180	3,421	
Amortization of negative goodwill	1,087		-		1,087	-	
Amortization of consolidation adjustments	-		1,715		(1,715)	3,296	
Equity income from affiliated companies	728		1,009		(281)	1,446	
Other	2,232		1,822		410	4,193	
Non-operating expenses	**10,105**	**1.4**	**10,065**	**1.5**	**40**	**23,927**	**1.6**
Interest expenses	1,915		1,430		485	3,181	
Loss on revaluation of derivatives	246		3,244		(2,998)	2,983	
Other	7,944		5,391		2,553	17,763	
Ordinary income	**13,883**	**2.0**	**13,526**	**2.0**	**357**	**46,768**	**3.2**
Extraordinary gains	**7,588**	**1.1**	**5,505**	**0.8**	**2,083**	**9,253**	**0.6**
Gain on sale of property, plant and equipment	6,060		131		5,929	3,872	
Gain on sale of investment securities	6		5,259		(5,253)	5,274	
Prior period adjustment	1,451		-		1,451	-	
Other	71		115		(44)	107	
Extraordinary losses	**4,173**	**0.6**	**8,398**	**1.2**	**(4,225)**	**27,347**	**1.9**
Loss on sale and disposal of property, plant and equipment	2,924		928		1,996	4,273	
Loss on sale of investment securities	-		36		(36)	2,253	
Loss on devaluation of investment securities	284		10		274	-	
Impairment loss on property, plant and equipment	108		1,811		(1,703)	4,064	
Loss on liquidation of affiliated companies	857		-		857	-	
Additional retirement payments	-		-		-	7,991	
Loss on termination of joint development projects	-		5,613		(5,613)	7,094	
Other	-		-		-	1,672	
Income before income taxes and minority interest	**17,298**	**2.5**	**10,633**	**1.6**	**6,665**	**28,674**	**1.9**
Income taxes-current	4,273	0.6	10,085	1.5	(5,812)	13,231	0.8
Income taxes-deferred	1,351	0.2	(7,467)	(1.1)	8,818	(303)	(0.0)
Minority interest in income of consolidated subsidiaries	(70)	(0.0)	(57)	(0.0)	(13)	(135)	(0.0)
Net income	**11,604**	**1.7**	**7,958**	**1.2**	**3,646**	**15,611**	**1.1**

Consolidated Statements of Net Assets

1st Half Year Fiscal 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2006	153,795	160,071	189,996	(41,545)	462,317
Increase (decrease) during the period					
Dividends paid	-	-	(3,226)	-	(3,226)
Payment of bonus to directors and statutory auditors	-	-	(107)	-	(107)
Net income	-	-	11,604	-	11,604
Increase in treasury stock	-	-	-	(29)	(29)
Disposal of treasury stock	-	-	(13)	87	74
Increase in the number of companies accounted for by the equity method	-	-	1,038	-	1,038
Other changes in shareholders' capital	-	-	8	-	8
Changes (other than shareholders' capital), net	-	-	-	-	-
Total	-	-	9,304	58	9,362
Balance, September 30, 2006	153,795	160,071	199,300	(41,487)	471,679

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Revaluation reserve for land	Net unrealized holding gains on securities	Translation adjustments	Total		
Balance, March 31, 2006	290	21,145	(18,230)	3,205	2,264	467,786
Increase (decrease) during the period						
Dividends paid	-	-	-	-	-	(3,226)
Payment of bonus to directors and statutory auditors	-	-	-	-	-	(107)
Net income	-	-	-	-	-	11,604
Increase in treasury stock	-	-	-	-	-	(29)
Disposal of treasury stock	-	-	-	-	-	74
Increase in the number of companies accounted for by the equity method	-	-	(18)	(18)	-	1,020
Other changes in shareholder's capital	-	-	-	-	-	8
Changes (other than shareholders' capital), net	-	(1,740)	(3,162)	(4,902)	33	(4,869)
Total	-	(1,740)	(3,180)	(4,920)	33	4,475
Balance, September 30, 2006	290	19,405	(21,410)	(1,715)	2,297	472,261

Consolidated statements of Retained Earnings

(Unit: Millions of yen)

	1st Half Year Fiscal 2006 (Ended September 30, 2005)		Fiscal 2006 (Ended March 31, 2006)	
(Capital surplus)				
I Balance at beginning of the period		160,071		160,071
II Balance at end of the period		160,071		160,071
(Retained earnings)				
I Balance at beginning of the period		178,022		178,022
II Increase				
Increase in the number of companies accounted for by the equity method	3,466		3,466	
Net income	7,958		15,611	
Other	26	11,450	31	19,108
III Decrease				
Dividends	3,508		7,015	
Bonus to directors and statutory auditors	112		111	
Loss on disposal of treasury stock	1	3,621	8	7,134
IV Balance at end of the period		185,851		189,996

Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (ended September 30, 2006)	1st Half Year Fiscal 2006 (ended September 30, 2005)	Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)
1.Cash flows from operating activities:				
Income before income taxes and minority interest	17,298	10,633	6,665	28,674
Depreciation and amortization expenses	40,118	36,553	3,565	80,073
Increase (decrease) in allowance for doubtful accounts	345	(1,068)	1,413	542
Increase (decrease) in accrued warranty claims	(400)	16	(416)	1,040
Increase (decrease) in accrued pension and severance liability	1,492	2,018	(526)	(6,859)
Interest and dividends income	(1,815)	(1,635)	(180)	(3,421)
Amortization of negative goodwill	(1,087)	–	(1,087)	–
Amortization of consolidation adjustments (non-operating income)	–	(1,715)	1,715	(3,296)
Equity income from affiliated companies	(728)	(1,009)	281	(1,446)
Interest expenses	1,915	1,430	485	3,181
Loss on revaluation of derivatives	246	3,244	(2,998)	2,983
Gain on sale of property, plant and equipment	(6,060)	(131)	(5,929)	(3,872)
Gain on sale of investment securities	(6)	(5,259)	5,253	(5,274)
Loss on sale and disposal of property, plant and equipment	2,924	928	1,996	4,273
Loss on sale of investment securities	–	36	(36)	2,253
Loss on devaluation of investment securities	284	10	274	–
Impairment loss on property, plant and equipment	108	1,811	(1,703)	4,064
Loss on liquidation of affiliated companies	857	–	857	–
Additional retirement payments	–	–	–	7,991
Loss on termination of the joint development projects	–	5,613	(5,613)	7,094
Decrease in notes and accounts receivable, trade	4,796	15,280	(10,484)	13,893
Increase in inventories	(39,712)	(26,805)	(12,907)	(9,944)
Increase (decrease) in notes and accounts payable, trade	(24,308)	13,181	(37,489)	16,555
Increase in deposits received	8,918	27,371	(18,453)	23,964
Other, net	5,436	(10,302)	15,738	(7,884)
Sub total	10,621	70,200	(59,579)	154,584
Interest and dividends received	2,256	1,459	797	3,126
Interest paid	(1,842)	(1,140)	(702)	(2,920)
Additional retirement payments	–	–	–	(7,991)
Income taxes paid	(10,857)	(3,056)	(7,801)	(9,201)
Bonus paid to directors and statutory auditors	(107)	(128)	21	(113)
Net cash provided by operating activities	71	67,335	(67,264)	137,485

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (ended September 30, 2006)	1st Half Year Fiscal 2006 (ended September 30, 2005)	Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)
2. Cash flows from investing activities:				
Purchase of marketable securities	(959)	(7,455)	6,496	(9,489)
Proceeds from sale of marketable securities	3,980	16,008	(12,028)	21,908
Purchase of property, plant and equipment	(21,992)	(68,598)	46,606	(120,875)
Proceeds from sale of property, plant and equipment	7,413	14,781	(7,368)	38,115
Purchase of leased assets	(39,101)	–	(39,101)	–
Proceeds from sale of leased assets	26,779	–	26,779	–
Purchase of intangible assets	(1,785)	(3,841)	2,056	(5,127)
Purchase of investment securities	(3,197)	(3,484)	287	(9,063)
Proceeds from sale of investment securities	1,834	13,677	(11,843)	13,092
Price adjustment on investments in subsidiaries	–	(7,087)	7,087	(7,087)
Disbursement of loans receivable	(40,901)	(64,130)	23,229	(124,989)
Collection of loans receivable	41,968	57,748	(15,780)	127,450
Other, net	(328)	746	(1,074)	290
Net cash used in investing activities	(26,289)	(51,635)	25,346	(75,775)

	1st Half Year Fiscal 2007 (ended September 30, 2006)	1st Half Year Fiscal 2006 (ended September 30, 2005)	Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)
3. Cash flows from financing activities:				
Net decrease in short-term borrowings	(2,943)	(1,521)	(1,422)	(4,538)
Net decrease in commercial paper	–	(1,000)	1,000	(14,000)
Proceeds from long-term debts	500	3,901	(3,401)	15,301
Repayment on long-term debts	(2,967)	(7,361)	4,394	(28,996)
Issuance of bonds	20,000	–	20,000	-
Redemption of bonds	(20,000)	(10,300)	(9,700)	(10,300)
Purchase of treasury stock	(29)	(20)	(9)	(39,352)
Proceeds from disposal of treasury stock	74	3	71	30
Dividends paid	(3,226)	(3,508)	282	(7,015)
Other, net	(102)	(2)	(100)	(15)
Net cash used in financing activities	(8,693)	(19,808)	11,115	(88,885)

	1st Half Year Fiscal 2007 (ended September 30, 2006)	1st Half Year Fiscal 2006 (ended September 30, 2005)	Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)
4. Effect of exchange rate changes on cash and cash equivalents	**(1,146)**	**2,398**	**(3,544)**	**7,856**
5. Net decrease in cash and cash equivalents	**(36,057)**	**(1,710)**	**(34,347)**	**(19,319)**
6. Cash and cash equivalents at beginning of the period	**112,366**	**131,685**	**(19,319)**	**131,685**
7. Cash and cash equivalents at end of the period	**76,309**	**129,975**	**(53,666)**	**112,366**

Note: In 1st Half of Fiscal 2007, the amounts of "Purchase of leased assets" and "Proceeds from sale of leased assets" in Cash flows from investing activities have been stated separately, whereas in 1st Half of Fiscal 2006 "Purchase of leased assets" of ¥31,907million and "Proceeds from sale of leased assets" of ¥14,550million are included in "Purchase of property, plant and equipment" and "Proceeds from sale of property, plant and equipment", respectively.

Basis for Preparation of Consolidated Semi-annual Financial Statements and Summary of Significant Accounting Policies

1. Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: 63

Domestic subsidiaries:	44	Fuji Robin Industries Ltd., Ichitan Co., Ltd., TOKYO SUBARU, Inc. and 41 other subsidiaries
Foreign subsidiaries:	19	Subaru of Indiana Automotive, Inc., Subaru of America, Inc. and 17 other subsidiaries

(2) Companies accounted for by the equity method: 18

Domestic companies:	16	Subaru Auto Accessory Co., Ltd., Subaru System service Co., Ltd. Subaru Tecnica International Inc., Robin Service Co., Ltd., Fuji Special Purpose Vehicle Co., Ltd. and 11 other companies
Foreign companies:	2	Robin America, Inc., Robin Europe GmbH

2. Changes in Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries:

Increase:	–
Decrease:	5

The number of consolidated subsidiaries has decreased by 5 subsidiaries to a total of 63 subsidiaries. The decrease was due to reorganization of 10 Subaru exclusive dealer subsidiaries in Hokkaido and four other regions into 5 companies.

(2) Companies accounted for by the equity method:

Increase:	7	Robin Service Co., Ltd., Fuji Special Purpose Vehicle Co., Ltd., Robin Europe GmbH, and 4 other companies
Decrease:	–	

From this semi-annual period, Robin Service Co., Ltd., Fuji Special Purpose Vehicle Co., Ltd., Robin Europe GmbH, and 4 other companies have been accounted for by the equity method due to their increased significance in the consolidated financial statements.

3. Semi-annual Fiscal Period-end of Consolidated Subsidiaries

The semi-annual fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the semi-annual fiscal year-end of the consolidated foreign subsidiaries is June 30. Although these consolidated foreign subsidiaries are included based on their semi-annual fiscal period ended June 30, significant transactions that occurred for the intervening period between June 30 and September 30 are reflected in the consolidated financial statements.

4. Summary of Significant Accounting Policies

(1) Method and basis for valuation of significant assets

1. Marketable securities and investment securities:

   Held-to-maturity debt securities: The amortized cost method (straight-line amortization)

   Other securities:

   a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of net assets until realized. Realized gains and losses on sale of securities are principally computed using the moving-average method.

   b) Securities for which fair market value is not available: Stated principally at cost determined by the moving-average method, after taking into consideration devaluation, if any, for any permanent impairment.

2. Derivative financial instruments: Stated at fair value.

3. Inventories:

   Finished products: Stated principally at cost determined by the moving-average method.

   Other inventories: Stated principally at cost determined by the first-in, first-out method.

(2) Depreciation/amortization method of fixed assets

1. Property, plant and equipment:

   Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to their general class, type of construction, and use.

   Estimated useful lives for depreciable assets are as follows:

Buildings and structures:	7-50 years
Machinery, equipment and vehicles:	2-11 years

2. Goodwill and intangible assets:

   Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable intangible assets are amortized by the straight-line method.

   Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives of 3 or 5 years.

(3) Basis for significant accruals and reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an estimated amount of uncollectible account for specific over-due receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from declines in the value of investment securities for which fair value is not readily available and investments in non-consolidated subsidiaries and affiliated companies, based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services rendered during the current semi-annual period.

(4) Accrued warranty claims:

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees has been provided based on the estimated amounts of projected pension and severance obligation and the fair value of plan assets at end of the current semi-annual period. Prior service cost is being amortized by the straight-line method over the period (14 or 18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses are amortized from the following fiscal year by the straight-line method over a period (primarily 18 years), which are shorter than the average remaining service period of the eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company and consolidated domestic subsidiaries are entitled to receive a lump-sum payment at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules.

(4) Basis for translation of foreign currency-denominated accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each semi-annual balance sheet date with the resulting gain or loss included currently in the statements of income.

The assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the semi-annual balance sheet dates of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the respective semi-annual period. The resulting foreign currency translation adjustments are included in "Translation adjustments" and "Minority interest in consolidated subsidiaries" in net assets of the accompanying consolidated balance sheets.

(5) Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

(6) Accounting for leases

Finance leases which do not transfer ownership of the leased assets to lessees are accounted for as operating leases.

(7) Accounting for hedging activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

For interest rate swap contracts used as hedges which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

(2) Derivative financial instruments qualifying as a hedge, along with the hedged transactions, assets and liabilities are as follows:

Financial instrument	Transactions, assets and liabilities
Interest swaps	Borrowings

(3) Hedge policy:

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

(4) Method for evaluating hedge effectiveness:

An evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedging instruments are the same as those of the hedged transactions, assets and liabilities, and therefore they are presumed to be highly effective in offsetting the effect of movements in interest rates at their inception as well as during their terms.

(8) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

5. Definition of Cash and Cash Equivalents for the Statements of Cash Flows

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Changes in Accounting Policies

(Accounting standard for director's bonus)

Effective this semi-annual period, the Company and consolidated subsidiaries adopted the provisions of "Accounting Standard for Director's Bonus "(Business Accounting Standards Committee, November 29, 2005, Business Accounting Standard No. 4).
The adoption of this standard had no effect on income.

(Accounting standard for business combination)

Effective this semi-annual period, the Company and consolidated subsidiaries adopted the provisions of "Accounting Standard for Business Combination" (Business Accounting Deliberation Council, October 31, 2003), "Accounting Standard for Business Separation" (Business Accounting Standard Committee, December 27, 2005, Business Accounting Standard No. 7), and "Implementation guidance for the accounting standard for business combination and the accounting standard for business separation" (Business Accounting Standard Committee, December 27, 2005, Financial Accounting Standard Implementation Guidance No. 10).
The adoption of these standards had no effect on income.

〔Semi-annual consolidated balance sheet〕
Effective this semi-annual period, the Company has presented "consolidation adjustment (credit side)" as "goodwill".

〔Semi-annual consolidated statement of income〕
Effective this semi-annual period, the Company has presented "amortization of consolidation adjustment" (non-operating income) as "amortization of negative goodwill".

〔Semi-annual consolidated statement of cash flows〕
Effective this semi-annual period, the Company has presented "amortization of consolidation adjustment" (non-operating income) as "amortization of negative goodwill".

(Accounting standard for presentation of net assets in the balance sheet)

Effective this semi-annual period, the Company and consolidated subsidiaries adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Business Accounting Standard Committee, December 9, 2005, Business Accounting Standard No. 5) and "Implementation guidance for the accounting standard for presentation of net assets in the balance sheet" (Business Accounting Standard Committee, December 9, 2005, Financial Accounting Standard Implementation Guidance No. 8).
The adoption of this standard has no effect on income.
The amount that would have otherwise been reported as total "shareholders' equity" is ¥469,964 million.

Due to certain revisions to the regulations concerning semi-annual consolidated financial statements, the semi-annual consolidated financial statements in this semi-annual period have been prepared in conformity with the revised regulations concerning semi-annual consolidated financial statements.

Additional Information

(Amortization of negative goodwill)

On January 1, 2003, the Company acquired Isuzu's share of Subaru of Indiana Automotive, Inc. (SIA), to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

The acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on the disposal of property, plant and equipment, losses on cancellation of operating leases, and losses related to personnel reduction, to be incurred during and after the consigned production activities. Consequently, the negative goodwill arose.

The portion of the negative goodwill that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

In FY2006, the Company revised the amortization schedule following the statement of actual losses with Isuzu according to the Master Agreement for Cancellation of the Joint Venture Relationship and Consignment of Production dated December 20, 2002, which resulted in reduction in the negative goodwill account.

As a result, the balance of the negative goodwill as of March 31, 2006 was reduced to ¥1,949 million and the entire amount is to be amortized in Fiscal 2007.
In this semi-annual period the Company amortized ¥974 million of the negative goodwill and the balance remaining as of September 30, 2006 was ¥975 million.

(Transfer to the government of substitutional portion of employee pension fund)

As stipulated in Japanese Defined Benefit Pension Insurance Law, the Tokyo Subaru Employees' Pension Fund (a multi-employer welfare pension fund), of which certain consolidated subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from the benefit obligations related to future employee service in respect of substitutional portion on October 28, 2005. The pension fund is currently in the process of transferring the obligations related to past employee service to the government.

The amount to be transferred (the minimum reserve obligations) to the government as of September 30, 2006, was estimated ¥5,400 million. Had the amount been transferred at the end of this semi-annual period, an extraordinary gain of approximately ¥2,300 million would have been recognized in the following fiscal year, in accordance with the provisions of Article 44 – 2 of "Practice Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Systems Committee Report No. 13).

Notes to Consolidated Semi-annual Financial Statements

(Consolidated Balance Sheets)

1. Pledged assets and secured liabilities

Pledged assets and secured liabilities are as follows:

(1)Pledged assets

(Unit: Millions of yen)

	1st Half Year Fiscal 2007	Fiscal 2006
Notes and accounts receivable, trade	644	291
Buildings and structures	14,871	31,318
	[5,992]	[10,879]
Machinery, equipment and vehicles	2,527	16,021
	[2,527]	[16,012]
Land	27,025	41,515
	[1,486]	[1,493]
Other fixed assets	-	180
Total	¥ 45,067	¥ 89,325
	[10,005]	[28,384]

(2)Secured liabilities

(Unit: Millions of yen)

	1st Half Year Fiscal 2007	Fiscal 2006
Short-term borrowings	¥ 48,053	¥ 45,934
	[4,075]	[2,112]
Long-term debts	8,320	11,625
	[7,179]	[7,230]
Total	¥ 56,373	¥ 57,559
	[11,254]	[9,342]

Note: The above amounts in parentheses represent a mortgage of the factory foundation assets and the related liabilities.

2. Accumulated depreciation for property, plant and equipment (Unit: Millions of yen)

1st Half Year Fiscal 2007	Fiscal 2006
¥ 703,119	¥ 686,418

3. The Company's guarantee amounts for the indebtedness from financial institutes

(Unit: Millions of yen)

1st Half Year Fiscal 2007	Fiscal 2006
¥ 40,686	¥ 41,451

4. The balance of assets transferred to the special purpose company

(Unit: Millions of yen)

1st Half Year Fiscal 2007	Fiscal 2006
¥ 21,458	¥ 18,174

5. The unused balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) is as follows:

(Unit: Millions of yen)

	1st Half Year Fiscal 2007	Fiscal 2006
Total overdraft facilities and lending commitments	¥ 10,910	¥ 14,310
Less amounts currently executed	2,739	2,788
Unexecuted balance	¥ 8,171	¥ 11,522

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

6. The unused balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) was as follows:

(Unit: Millions of yen)

	1st Half Year Fiscal 2007	Fiscal 2006
Total commitments	¥ 80,444	¥ 81,174
Less amounts currently executed	-	-
Unexecuted balance	¥ 80,444	¥ 81,174

(Consolidated Statements of Income)

1. Research and development cost included in general and administrative expenses and cost of sales

(Unit: Millions of yen)

1st Half Year Fiscal 2007	1st Half Year Fiscal 2006
¥ 25,063	¥ 21,577

2. Extraordinary gains and losses

(1) 1st Half Year Fiscal 2007

Prior period adjustment
Prior period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.

Loss on liquidation of affiliated companies
The Company has recorded a loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.

(2) 1st Half Year Fiscal 2006

The Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category
Asset for dealership business	Wakayama prefecture and 2 other locations	Buildings and structures, machinery and equipment, and land
Real estate for lease business	Gunma prefecture	Buildings
Underutilized real estate	Hokkaido prefecture and 2 other locations	Land

The operating properties for dealers are grouped by each company, the leased property and unused property are grouped on a property by property basis.

The impairment loss by each category of property, plant and equipment was as follows;

(Unit: Millions of yen)

Buildings and structures	¥ 837
Machinery and equipments	¥ 103
Land	¥ 871
Total	¥ 1,811

"Loss on termination of joint development projects" is about termination of the joint development projects for new model vehicle. In light of the termination of the Strategic Alliance between the Company and General Motors (GM), the Company and GM agreed to terminate the joint development project for cross over vehicles with SAAB Automobile AB. As a result, the Company has recorded an extraordinary loss on the joint project estimated costs.

(Consolidated Statements of Net Assets)

1. Number of shares issued and outstanding

Class	At beginning of the period (as of March 31,2006)	Increase	Decrease	At end of the period (as of September 30,2006)	Memo
Common stock	782,865,873	-	-	782,865,873	

2. Number of treasury stock

Class	At beginning of the period (as of March 31,2006)	Increase	Decrease	At end of the period (as of September 30,2006)	Memo
Common stock	66,193,286	42,911	138,180	66,098,017	

3. Dividends

Resolution	Class of stock	Total amounts of cash dividends	Cash dividends per share	Record date	Effective date
Annual meeting of shareholders on June 27, 2006	Common stock	3,226 million yen	4.5 yen	March 31, 2006	June 28, 2006

(Consolidated Statements of Cash Flows)

1. A reconciliation of the ending balance of cash and cash equivalents to the balance sheet amounts of each related account at end of the period is as follows:

(1) 1st Half Year Fiscal 2007

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 46,732	¥ 46,671
Marketable securities	¥ 33,207	25,124
Short-term loans	¥110,892	4,514
Cash and cash equivalents		¥ 76,309

(2) 1st Half Year Fiscal 2006

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 79,681	¥ 79,498
Marketable securities	¥ 55,089	48,569
Short-term loans	¥117,011	1,908
Cash and cash equivalents		¥129,975

2. Other

(1) 1st Half Year Fiscal 2007
None.

(2) 1st Half Year Fiscal 2006
"Price adjustment on investments in subsidiaries" included in cash flows from investing activities represents a cash payment related to the adjustment to the price of SIA shares transferred from Isuzu Motors, Limited under the settlement of actual losses in this semi-annual period, in accordance with the Master Agreement for Cancellation of the Joint Venture Relationship and Consignment of Production with Isuzu, as described in "Additional Information."

(Securities and Investments)

1. Securities and investments for which fair market value is available

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (as of September 30, 2006)			Fiscal 2006 (as of March 31, 2006)		
Other investment securities (available-for-sale securities):	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
(1) Equity securities	20,380	53,068	32,688	20,385	55,867	35,482
(2) Debt securities						
Government and municipal bonds	8,866	8,587	(279)	11,297	11,154	(143)
Corporate bonds	3,524	3,730	206	3,632	3,572	(60)
Other	1	3	2	35	344	309
(3) Other	1,540	1,500	(40)	1,335	1,314	(21)
Total	34,312	66,889	32,577	36,684	72,251	35,567

2. Major securities without available fair market value

(Unit: Millions of yen)

1st Half Year Fiscal 2007 (as of September 30, 2006)	Book value	Fiscal 2006 (as of March 31, 2006)	Book value
Other securities:		Other securities:	
Money management fund	15,122	Money management fund	33,679
Commercial paper	16,687	Unlisted stocks (excluding over-the-counter stocks)	1,469
Unlisted stocks (excluding over-the-counter stocks)	2,004		

Note: The Company and consolidated subsidiaries recognized ¥63 million in loss on devaluation of securities in the current semi-annual period.

For the purpose of recording a loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50% of the book value to be permanently impaired, and record the relevant loss on devaluation. For securities whose fair market value has declined between 30% to 50% in relation to their book values, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and record a loss on devaluation in an amount deemed permanently impaired.

(Segment Information)

(1) Information by business segment

1st Half Year Fiscal 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income							
Sales							
(1) Outside customer	622,447	27,217	42,476	6,536	698,676	–	698,676
(2) Inter-segment	1,482	12	9	1,274	2,777	(2,777)	–
Total sales	623,929	27,229	42,485	7,810	701,453	(2,777)	698,676
Operating cost and expense	611,187	26,043	39,791	6,606	683,627	(3,077)	680,550
Operating income	12,742	1,186	2,694	1,204	17,826	300	18,126

1st Half Year Fiscal 2006 (from April 1, 2005 to September 30, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income							
Sales							
(1) Outside customer	598,700	25,643	35,946	6,813	667,102	–	667,102
(2) Inter-segment	1,888	66	22	1,267	3,243	(3,243)	–
Total sales	600,588	25,709	35,968	8,080	670,345	(3,243)	667,102
Operating cost and expense	586,744	24,901	34,302	7,456	653,403	(3,711)	649,692
Operating income	13,844	808	1,666	624	16,942	468	17,410

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income							
Sales							
(1) Outside customer	1,329,161	52,436	81,787	12,984	1,476,368	–	1,476,368
(2) Inter-segment	3,688	116	35	2,518	6,357	(6,357)	–
Total sales	1,332,849	52,552	81,822	15,502	1,482,725	(6,357)	1,476,368
Operating cost and expense	1,281,290	50,514	79,027	14,271	1,425,102	(7,073)	1,418,029
Operating income	51,559	2,038	2,795	1,231	57,623	716	58,339

Notes: 1. Definition of business segments
Business segments are defined based on product line and market.
2. Main products by each business segment

Business segment	Main products
Automobiles	Legacy, Impreza, Forester, B9 Tribeca, Stella, R1, R2, Pleo, Samber
Industrial products	Robin engine, power generators, Pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate leasing

3. All operating costs and expenses are allocated to each business segment.

(2) Information by geographic area

1st Half Year Fiscal 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	435,144	254,237	9,295	698,676	–	698,676
(2) Inter-segment	126,158	1,250	128	127,536	(127,536)	–
Total sales	561,302	255,487	9,423	826,212	(127,536)	698,676
Operating cost and expense	540,710	260,541	9,118	810,369	(129,819)	680,550
Operating income (loss)	20,592	(5,054)	305	15,843	2,283	18,126

1st Half Year Fiscal 2006 (from April 1, 2005 to September 30, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	428,377	230,490	8,235	667,102	–	667,102
(2) Inter-segment	128,232	1,111	152	129,495	(129,495)	–
Total sales	556,609	231,601	8,387	796,597	(129,495)	667,102
Operating cost and expense	529,805	237,831	8,219	775,855	(126,163)	649,692
Operating income (loss)	26,804	(6,230)	168	20,742	(3,332)	17,410

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Corporate and elimination	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	888,117	572,412	15,839	1,476,368	–	1,476,368
(2) Inter-segment	257,456	2,298	313	260,067	(260,067)	–
Total sales	1,145,573	574,710	16,152	1,736,435	(260,067)	1,476,368
Operating cost and expense	1,088,584	572,740	15,843	1,677,167	(259,138)	1,418,029
Operating income	56,989	1,970	309	59,268	(929)	58,339

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe

3. All operating costs and expenses are allocated to each segment.

(3) Overseas sales

1st Half Year Fiscal 2007 (from April 1, 2006 to September 30, 2006)(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	277,031	65,832	69,424	412,287
Consolidated net sales				698,676
Percentage of overseas sales over consolidated sales (%)	39.7%	9.4%	9.9%	59.0%

1st Half Year Fiscal 2006 (from April 1, 2005 to September 30, 2005)(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	251,054	60,932	59,603	371,589
Consolidated net sales				667,102
Percentage of overseas sales over consolidated sales (%)	37.6%	9.1%	9.0%	55.7%

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	616,437	128,777	127,016	872,230
Consolidated net sales				1,476,368
Percentage of overseas sales over consolidated sales (%)	41.8%	8.7%	8.6%	59.1%

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Europe: Germany, Switzerland and England
   Other: Australia

3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.

(Business Combination)

The Company has integrated certain Subaru dealer subsidiaries for the purpose of enhancement of their sales force and improvement of their profitability.
Those integrated companies are consolidated subsidiaries included in the automobiles segment, and the integration has been accounted for as a reorganization of entities under common control.

(1) April 1, 2006, merger by surviving companies

Area	Integrated companies	New companies
Hokkaido	ASAHIKAWA SUBARU, Inc.	HOKKAIDO SUBARU, Inc.
	HOKKAIDO SUBARU, Inc. *	
Chubu	Hokuriku Subaru, Inc.*	Hokuriku Subaru, Inc.
	FUKUI SUBARU, CO., LTD	
Shikoku	Kagawa Subaru, Inc.*	HIGASHISHIKOKU SUBARU, Inc.
	TOKUSHIMA SUBARU, INC	
Kita-Kyushu	SAGA SUBARU, INC	NISHIKYUSHU SUBARU, Inc.
	NAGASAKI Subaru, Inc.*	
Minami-Kyushu	Miyazaki Subaru, Inc.	MINAMIKYUSHU SUBARU, Inc.
	Kagoshima Subaru, Inc.*	

* Surviving companies

(2) October 1, 2006, sale of automobile dealership business to a surviving company.

Area	Integrated companies	New company
Kinki	WAKAYAMA SUBARU MOTORS INC.	OSAKA SUBARU, INC.
	OSAKA SUBARU, INC.*	

* Surviving company

(Footnote Information Omitted in This Release)

The following footnotes are not presented herein for they will be disclosed in the EDINET filing:

- Lease transactions
- Derivative transactions
- Stock option, etc.

Production, Accepted Orders and Sales Results Information

(1) Production

Actual production during the current semi-annual period by each segment is as follows:

(Unit: Millions of yen, except for Automobiles)

Segments		1st Half Year Fiscal 2007 (From April 1, 2006 to September 30, 2006)	Changes from prior semi-annual period (%)
Automobiles	Mini-cars	83,458	18.8
	Compact cars	224,319	3.6
Sub-total		307,777	7.3
Industrial products		24,596	3.4
Aerospace		51,049	29.6
Other		4,938	(5.9)

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.
2. The above amounts exclude consumption taxes.

(2) Accepted orders

Accepted orders in the current semi-annual period by each segment are as follows (automobiles and industrial products are produced based on order forecasts):

(Unit: Millions of yen)

Segments	1st Half Year Fiscal 2007 (From April 1, 2006 to September 30, 2006)			
	Accepted orders	Changes from prior semi-annual period (%)	Order balance	Changes from prior semi-annual period (%)
Aerospace	29,060	(13.7)	150,739	19.6
Other	4,111	(32.6)	1,696	(32.0)
Total	33,171	(16.6)	152,435	18.6

Note: The above amounts exclude consumption taxes.

(3) Sales results

Sales results for the current semi-annual period by each segment are as follows:

(Unit: Millions of yen)

Segments	1st Half Year Fiscal 2007 (From April 1, 2006 to September 30, 2006)	Changes from prior semi-annual period (%)
Automobiles	622,447	4.0
Industrial products	27,217	6.1
Aerospace	42,476	18.2
Other	6,536	(4.1)
Total	698,676	4.7

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.
2. The above amounts exclude consumption taxes.

Subsequent Event

The share exchange to make Fuji Machinery Co., Ltd. a wholly owned subsidiary

Fuji Machinery Co., Ltd., a consolidated subsidiary, accounts for approximately 90% of its sales to Fuji Heavy Industries Ltd. (the Company). In order to enhance group management, the Company, at its Board of Directors' meeting on May 9, 2006, approved a share exchange (under the simplified share exchange method), in which Fuji Machinery Co., Ltd. will become a wholly owned subsidiary, and it executed a share exchange agreement with Fuji Machinery Co., Ltd.

1. Principal terms and conditions of the share exchange

(1) Timetable

October 1, 2006: Closing date of share exchange (Deadline to submit stock certificate)

The Company will conduct this share exchange in accordance with the simplified share exchange provision in Article 796 of the Corporate Law, without seeking the approval at a shareholders' meeting.

(2) Share exchange ratio

	The Company (Future 100% parent company)	Fuji Machinery Co., Ltd. (Future wholly-owned subsidiary)
Share exchange ratio	1	0.52

Note: Basis of determining the share exchange ratio

The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. The analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

(3) Share transfer payment in connection with the share exchange

No share transfer payment will be paid in connection with the share exchange.

2. Operations following the closing of the share exchange

(1) Company name, nature of business, management, and location of the head office

There will be no change as a result of the share exchange.

(2) Common stock of the Company

There will be no change in the amount of common stock of the Company because the Company intends to re-issue its treasury stock for all the shares to be exchanged.

(3) Effect on the results of the Company's operation

The Company expects the share exchange will have no material effect on its results of operations.

Non-consolidated Semi-annual Financial Results for Fiscal 2007 Oct. 31, 2006

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchange : Tokyo Stock Exchange (First Section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://ir.fhi.co.jp/index.html
Representative : Mr. Ikuo Mori, President and CEO
Contact for Inquiries : Mr. Kazuto Sakamoto, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for Approving the Financial Results: October 31, 2006

Date of Interim Dividends: November 30, 2006

Provision for Interim Dividends: Provision exists

Number of Shares in Unit Share System: 1,000 shares

1. Performance in 1st Half of Fiscal 2007 (from April 1, 2006 to September 30, 2006)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
1st Half of FY 2007	¥482,537	(1.4%)	¥18,667	(-30.3%)	¥13,660	(-38.3%)
1st Half of FY 2006	¥475,863	(-2.2%)	¥26,764	(34.1%)	¥22,154	(31.1%)
Fiscal 2006	¥976,143		¥52,123		¥41,379	

(Unit: Millions of yen, except for per share figures)

	Net income		Net income per share, basic (Yen)
1st Half of FY 2007	¥ 6,192	(-53.2%)	¥ 8.64
1st Half of FY 2006	¥ 13,218	(97.1%)	¥ 16.96
Fiscal 2006	¥ 10,274		¥ 13.60

Notes: 1. Average number of shares outstanding during the periods : 1st Half of FY 2007 : 717,005,397 shares
1st Half of FY 2006 : 779,490,154 shares
Fiscal 2006 : 750,628,190 shares

2. Accounting change : See "Changes in Accounting Policies" section
3. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior semi-annual period.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Net assets to total assets	Net assets per share (Yen)
1st Half of FY 2007	¥936,728	¥476,041	50.8%	¥663.88
1st Half of FY 2006	¥955,054	¥514,780	53.9%	¥660.43
Fiscal 2006	¥905,010	¥474,631	52.4%	¥661.91

Notes: 1. Number of shares outstanding at end of the periods:
- 1st Half of FY 2007 : 717,063,936 shares
- 1st Half of FY 2006 : 779,467,307 shares
- Fiscal 2006 : 716,968,667 shares

2. Number of treasury stock at end of the periods:
- 1st Half of FY 2007 : 65,801,937 shares
- 1st Half of FY 2006 : 3,398,566 shares
- Fiscal 2006 : 65,897,206 shares

3. The amounts under Net assets as of 1st Half of FY 2006 and Fiscal 2006 represent the amounts of total shareholders' equity.

2. Projections for Fiscal 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Full year	¥950,000	¥31,000	¥14,000

Reference: Projected net income per share (full year): ¥19.52

3. Cash Dividends

(Unit: Yen)

	Cash dividends per share		
	Semi-annual	Year-end	Full year
FY 2006 (Result)	¥4.50	¥4.50	¥9.00
FY 2007 (Result)	¥4.50	-	¥9.00
FY 2007 (Projection)	–	¥4.50	

The above projections are made based on available information and assumptions as of Oct.31, 2006, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 8.

Non-consolidated Balance Sheets

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (as of September 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2006 (as of September 30, 2005)
ASSETS				
Current assets	**415,176**	**364,049**	**51,127**	**405,739**
Cash and time deposits	23,739	37,789	(14,050)	60,023
Notes receivable, trade	1,785	1,859	(74)	1,949
Accounts receivable, trade	111,269	113,763	(2,494)	106,567
Marketable securities	16,689	2	16,687	26,825
Finished products	35,299	24,847	10,452	28,509
Raw materials	9,539	8,827	712	7,765
Work in process	78,582	69,819	8,763	55,190
Supplies	1,305	1,228	77	1,269
Advances paid	13,366	9,912	3,454	28,692
Prepaid expenses	3,802	2,641	1,161	2,683
Deferred tax assets	16,533	17,633	(1,100)	19,940
Accounts receivable, other	26,210	19,686	6,524	15,462
Short-term loans	75,639	54,995	20,644	49,141
Other	2,613	1,987	626	1,766
Allowance for doubtful accounts	(1,194)	(939)	(255)	(42)
Fixed assets	**521,552**	**540,961**	**(19,409)**	**549,315**
Property, plant and equipment, net	**233,556**	**234,053**	**(497)**	**233,083**
Buildings	52,020	52,132	(112)	51,382
Structures	7,026	6,905	121	6,671
Machinery and equipment	71,566	72,917	(1,351)	76,482
Aircrafts	13	14	(1)	15
Vehicles	1,251	1,261	(10)	1,283
Tools	11,923	12,538	(615)	9,438
Land	82,824	82,274	550	82,102
Construction in progress	6,933	6,012	921	5,710
Intangible assets	**14,461**	**16,065**	**(1,604)**	**21,100**
Industrial rights	109	118	(9)	102
Software	13,109	14,243	(1,134)	15,471
Other	1,243	1,704	(461)	5,527
Investments and other assets	**273,535**	**290,843**	**(17,308)**	**295,132**
Investment securities	50,737	52,852	(2,115)	43,434
Investments in subsidiaries and affiliated companies	141,277	142,662	(1,385)	147,538
Investment securities, other than stock	28	27	1	27
Investments in subsidiaries and affiliated companies, other than stock	1,056	453	603	453
Long-term loans	52,154	67,004	(14,850)	67,149
Long-term prepaid expenses	2,244	2,382	(138)	2,724
Deferred tax assets	27,424	24,621	2,803	32,086
Other	7,574	7,635	(61)	7,668
Allowance for devaluation of investments	(382)	(744)	362	(316)
Allowance for doubtful accounts	(8,577)	(6,049)	(2,528)	(5,631)
Total assets	**936,728**	**905,010**	**31,718**	**955,054**

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (as of September 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2006 (as of September 30, 2005)
LIABILITIES AND NET ASSETS				
Current liabilities	**303,461**	**289,452**	**14,009**	**303,059**
Notes payable, trade	3,586	3,804	(218)	3,825
Accounts payable, trade	178,442	172,129	6,313	174,692
Short-term borrowings	16,540	12,140	4,400	7,500
Current portion of long-term debts	9	11	(2)	3,714
Current portion of bonds	10,000	20,000	(10,000)	20,000
Accounts payable, other	22,432	10,523	11,909	8,122
Accrued expenses	28,326	34,356	(6,030)	36,291
Accrued income taxes	3,991	5,677	(1,686)	9,804
Advances received	13,941	5,378	8,563	12,334
Deposits received	1,723	1,248	475	1,147
Income in advance	182	172	10	174
Accrued bonus	9,917	10,060	(143)	9,869
Accrued warranty claims	7,347	7,063	284	7,631
Notes payable for acquisition of fixed assets	1,311	1,428	(117)	2,019
Other	5,714	5,463	251	5,937
Long-term liabilities	**157,226**	**140,927**	**16,299**	**137,215**
Bonds	90,000	80,000	10,000	80,000
Long-term debts	24,733	24,741	(8)	13,554
Long-term accounts payable, other	6,797	2,148	4,649	2,073
Long-term deposits received	1,169	1,394	(225)	1,456
Accrued pension and severance liability	33,045	31,308	1,737	39,991
Accrued directors' severance and retirement benefits	158	170	(12)	141
Accrued losses on guarantees	1,322	1,163	159	-
Other	2	3	(1)	0
Total liabilities	**460,687**	**430,379**	**30,308**	**440,274**
Shareholders' equity				
Common stock	-	**153,795**	-	**153,795**
Capital surplus	-	**160,071**	-	**160,071**
Capital reserve	-	160,071	-	160,071
Retained earnings	-	**182,364**	-	**188,823**
Legal reserve	-	7,901	-	7,901
Advanced depreciation reserve	-	687	-	687
General reserve	-	85,335	-	85,335
Unappropriated retained earnings	-	88,441	-	94,900
Net unrealized holding gains on securities	-	**19,920**	-	**14,313**
Less treasury stock, at cost	-	**(41,519)**	-	**(2,222)**
Total shareholders' equity	-	**474,631**	-	**514,780**
Total liabilities and shareholders' equity	-	**905,010**	-	**955,054**
Net assets				
Shareholders' equity	**457,656**	-	-	-
Common stock	**153,795**	-	-	-
Capital surplus	**160,071**	-	-	-
Capital reserve	160,071	-	-	-
Retained earnings	**185,251**	-	-	-
Legal reserve	7,901	-	-	-
Advanced depreciation reserve	687	-	-	-
General reserve	85,335	-	-	-
Unappropriated retained earnings	91,328	-	-	-
Less-treasury stock, at cost	**(41,461)**	-	-	-
Valuation, translation and other adjustments	**18,385**	-	-	-
Net unrealized holding gains on securities	**18,385**	-	-	-
Total net assets	**476,041**	-	-	-
Total liabilities and net assets	**936,728**	-	-	-

Non-consolidated Statements of Income

(Unit: Millions of yen)

	1st Half Year Fiscal 2007 (ended September 30, 2006)		1st Half Year Fiscal 2006 (ended September 30, 2005)		Changes Increase/ (Decrease)	Fiscal 2006 (ended March 31, 2006)	
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount	Amount	Ratio of Total (%)
Net sales	**482,537**	**100.0**	**475,863**	**100.0**	**6,674**	**976,143**	**100.0**
Cost of sales	**390,759**	**81.0**	**379,022**	**79.6**	**11,737**	**778,248**	**79.7**
Gross profit	91,778	19.0	96,841	20.4	(5,063)	197,895	20.3
Selling, general and administrative expenses	**73,111**	**15.1**	**70,077**	**14.8**	**3,034**	**145,772**	**15.0**
Operating income	**18,667**	**3.9**	**26,764**	**5.6**	**(8,097)**	**52,123**	**5.3**
Non-operating income	**3,942**	**0.8**	**3,960**	**0.9**	**(18)**	**7,863**	**0.8**
Interest and dividend income	1,413		1,497		(84)	2,664	
Other	2,529		2,463		66	5,199	
Non-operating expenses	**8,949**	**1.9**	**8,570**	**1.8**	**379**	**18,607**	1.9
Interest expenses	793		761		32	1,454	
Loss on revaluation of derivatives	246		3,244		(2,998)	2,983	
Other	7,910		4,565		3,345	14,170	
Ordinary income	**13,660**	**2.8**	**22,154**	**4.7**	**(8,494)**	**41,379**	4.2
Extraordinary gains	**1,591**	**0.3**	**5,678**	**1.2**	**(4,087)**	**5,786**	0.6
Gain on sale of fixed assets	132		44		88	534	
Gain on sale of investment securities	-		5,231		(5,231)	5,243	
Reversal of allowance for doubtful accounts	0		8		(8)	9	
Reversal of allowance for devaluation of investments	8		395		(387)	0	
Prior period adjustment	1,451		-		1,451	-	
Extraordinary losses	**6,364**	**1.3**	**9,045**	**2.0**	**(2,681)**	**28,004**	**2.8**
Loss on sale and disposal of properly, plant and equipment	712		710		2	1,881	
Loss on sale of investment securities	–		–		–	2,216	
Loss on devaluation of securities	742		2,372		(1,630)	6,608	
Impairment loss of property, plant and equipment	39		321		(282)	329	
Allowance for losses on guarantees	159		–		159	1,163	
Allowance for devaluation of investments	382		29		353	744	
Allowance for doubtful accounts	2,523		–		2,523	-	
Loss on liquidation of affiliated companies	1,807		–		1,807	-	
Additional retirement payments	–		–		–	7,969	
Loss on termination of joint development projects	–		5,613		(5,613)	7,094	
Income before income taxes	**8,887**	**1.8**	**18,787**	**3.9**	**(9,900)**	**19,161**	**2.0**
Income taxes-current	3,353	0.6	9,942	2.0	(6,589)	7,303	0.7
Income taxes-deferred	(658)	(0.1)	(4,373)	(0.9)	3,715	1,584	0.2
Net income	**6,192**	**1.3**	**13,218**	**2.8**	**(7,026)**	**10,274**	**1.1**
Unappropriated retained earnings brought forward	–		**81,683**		–	**81,683**	
Loss on disposal of treasury stock	–		1		–	8	
Interim dividends	–		–		–	3,508	
Unappropriated retained earnings at end of the period	–		**94,900**		–	**88,441**	

Non-consolidated Statements of Net Assets

1st Half Year Fiscal 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Shareholders' equity							
		Capital surplus		Retained earnings				
					Other			
	Common stock	Capital reserve	Total	Legal reserve	Ad.dep. reserve	General reserve	Unappropriated retained earnings	Total
Balance, March 31, 2006	153,795	160,071	160,071	7,901	687	85,335	88,441	182,364
Increase (decrease) during the period								
Dividends paid	-	-	-	-	-	-	(3,226)	(3,226)
Payment of bonus to directors and statutory auditors	-	-	-	-	-	-	(66)	(66)
Net income	-	-	-	-	-	-	6,192	6,192
Increase in treasury stock	-	-	-	-	-	-	-	-
Disposal of treasury stock	-	-	-	-	-	-	(13)	(13)
Changes (other than shareholders' capital), net	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	2,887	2,887
Balance, September 30, 2006	153,795	160,071	160,071	7,901	687	85,335	91,328	185,251

	Shareholders' equity		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2006	(41,519)	454,711	19,920	19,920	474,631
Increase (decrease) during the period					
Dividends paid	-	(3,226)	-	-	(3,226)
Payment of bonus to directors and statutory auditors	-	(66)	-	-	(66)
Net income	-	6,192	-	-	6,192
Increase in treasury stock	(29)	(29)	-	-	(29)
Disposal of treasury stock	87	74	-	-	74
Changes (other than shareholders' capital), net	-	-	(1,535)	(1,535)	(1,535)
Total	58	2,945	(1,535)	(1,535)	1,410
Balance, September 30, 2006	(41,461)	457,656	18,385	18,385	476,041

Summary of Significant Accounting Policies

1. Method and Basis for Valuation of Marketable Securities and Investment Securities

(1) Held-to-maturity debt securities: The amortized cost method (straight-line amortization)

(2) Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

(3) Other securities:

(1) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of net assets until realized. Realized gains and losses on sale of securities are computed using the moving-average method.

(2) Securities for which fair market value is not available: Stated at cost determined by the moving-average method, after devaluation for any permanent impairment.

2. Method and Basis for Valuation of Derivative Instruments

Derivative financial instruments are stated at fair value.

3. Method and Basis for Valuation of Inventories

(1) Finished products: Stated at cost determined by the moving-average method (the first-in, first-out method is used for certain items).

(2) Raw materials, work in process and supplies: Stated at cost determined by the first-in, first-out method (the moving-average method is used for certain items).

4. Depreciation/Amortization Method of Fixed Assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment is computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	8-50 years
Machinery, equipment and vehicles:	4-12 years

(2) Intangible assets:

Intangible assets are amortized by the straight-line method. Computer software used internally by the Company is amortized by the straight-line method over the relevant economic useful lives of 3 or 5 years.

5. Basis for Significant Accruals and Reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an estimated amount of uncollectible account for specific over-due receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from declines in the value of investment securities for which fair value is not readily available and investments in subsidiaries and affiliated companies, based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services rendered during the current semi-annual period.

(4) Accrued warranty claims:

The Company provides for accrued warranty claims on products sold based on its past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and the fair value of plan assets at end of the current semi-annual period. Prior service cost is being amortized by the straight-line method over the period (18 years) which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses are amortized from the following fiscal year by the straight-line method over the period (18 years), which is shorter than the average remaining service periods of the eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company are entitled to receive a lump-sum payment at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's internal rules.

(7) Accrued losses on guarantees:

In preparation for losses on financial guarantees, an amount is estimated taking into account the financial conditions of guaranteed parties.

6. Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount each contract exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

7. Basis for translation of foreign currency-denominated accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each semi-annual balance sheet date with the resulting gain or loss included currently in the statements of income.

8. Accounting for Leases

Finance leases which do not transfer ownership of the leased assets to lessees are accounted for as operating leases.

9. Accounting for hedging activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

For interest rate swap contracts used as hedges which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

(2) Derivative financial instruments qualifying as a hedge, along with the hedged transactions, assets and liabilities, are as follows:

Financial instrument	Transactions, assets and liabilities
Interest swaps	Borrowings

(3) Hedge policy:

The risk exposures to movements in interest rates are hedged according to the Company's risk management policy.

(4) Method for evaluating hedge effectiveness:

An evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedging instruments are the same as those of the hedged transactions, assets and liabilities, and therefore they are presumed to be highly effective in offsetting the effect of movements in interest rates at their inception as well as during their term.

10. Other significant matters in preparation of the semi-annual financial statements

(1) Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

(2) All amounts for this semi-annual period and the fiscal year 2006 have been rounded off to the nearest million yen, whereas all amounts for prior semi-annual period have been rounded down to the nearest million yen, unless otherwise specified.

Changes in Accounting Policies

(Accounting standard for director's bonus)

Effective this semi-annual period, the Company adopted the provisions of "Accounting Standard for Director's Bonus "(Business Accounting Standards Committee, November 29, 2005, Business Accounting standard No. 4).
The adoption of this standard had no effect on income.

(Accounting standard for presentation of net assets in the balance sheet)

Effective this semi-annual period, the Company adopted the provisions of "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Business Accounting Standard Committee, December 9, 2005, Business Accounting Standard No. 5) and "Implementation guidance for the accounting standard for presentation of net assets in the balance sheet" (Business Accounting Standard Committee, December 9, 2005, Financial Accounting Standard Implementation Guidance No. 8).
The adoption of this standard had no effect on income.
The amount that would have otherwise been reported as total "shareholders' equity" is ¥ 476,041 million.

Due to certain revisions to the regulations concerning semi-annual financial statements, the semi-annual financial statements in this semi-annual period have been prepared in conformity with the revised regulations concerning semi-annual financial statements.

Notes to Non-consolidated Semi-annual Financial Statements

(Balance Sheets)

1. Accumulated depreciation for property, plant and equipment (Unit: Millions of yen)

1st Half Year Fiscal 2007	Fiscal 2006
¥ 466,131	¥ 459,276

2. Pledged assets

(Unit: Millions of yen)

	1st Half Year Fiscal 2007	Fiscal 2006
Buildings and structures	¥ 5,891	¥ 10,775
	¥ [5,891]	¥ [10,775]
Machinery and equipment	2,487	15,970
	[2,487]	[15,970]
Land	1,007	1,014
	[1,007]	[1,014]
Total	¥ 9,385	¥ 27,759
	¥ [9,385]	¥ [27,759]

Note: The above amounts in parentheses represent a mortgage of the factory foundation assets.

(Statements of Income)

1. Significant items of extraordinary gains:

Prior period adjustment

Period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.

2. Significant items of extraordinary losses:

Loss on liquidation of affiliated companies

"Loss on liquidation of affiliated companies" consists of the following two components:

(1) Integration of dealer subsidiaries

The Company has recorded ¥950 million for estimated losses as a result of integration of dealer subsidiaries in Osaka prefecture and Wakayama prefecture.

(2) Liquidation of a joint venture

The Company has recorded a ¥857 million loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.

Allowance for doubtful accounts

The allowance has been provided for affiliated companies.

3. Depreciation/amortization expense: (Unit: Millions of yen)

	1st Half Year Fiscal 2007	1st Half Year Fiscal 2006
Property, plant and equipment	¥12,196	¥12,159
Intangible assets	¥ 2,700	¥ 2,886

(Statements of Net Assets)

Number of treasury stock

Class	At beginning of the period (as of March 31,2006)	Increase	Decrease	At end of the period (as of September 30,2006)	Memo
Common stock	65,897,206	42,911	138,180	65,801,937	

(Securities and Investments)

Investments in subsidiaries and affiliated companies for which fair market value is available

(1) 1st Half Year Fiscal 2007 (as of September 30, 2006)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,759	5,148	3,389
Total	1,759	5,148	3,389

(2) Fiscal 2006 (as of March 31, 2006)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,759	6,034	4,275
Total	1,759	6,034	4,275

(Lease Transactions)

This footnote is not presented herein for it will be disclosed in the EDINET filing.

Subsequent Event

The share exchange to make Fuji Machinery Co., Ltd. a wholly owned subsidiary

Fuji Machinery Co., Ltd., a consolidated subsidiary, accounts for approximately 90% of its sales to Fuji Heavy Industries Ltd. (the Company). In order to enhance group management, the Company, at its Board of Directors' meeting on May 9, 2006, approved a share exchange (under the simplified share exchange provisions), in which Fuji Machinery Co., Ltd. will become a wholly owned subsidiary, and it executed a share exchange agreement with Fuji Machinery Co., Ltd.

1. Principal terms and conditions of the share exchange

(2) Timetable

October 1, 2006: Closing date of share exchange (Deadline to submit stock certificate)

The Company will conduct this share exchange in accordance with the simplified share exchange provisions in Article 796 of the Corporate Law, without seeking the approval at a shareholders' meeting.

(2) Share exchange ratio

	The Company (Future 100% parent company)	Fuji Machinery Co., Ltd. (Future wholly-owned subsidiary)
Share exchange ratio	1	0.52

Note: Basis of determining the share exchange ratio

The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. The analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

(3) Share transfer payment in connection with the share exchange

No share transfer payment will be paid in connection with the share exchange.

2. Operations following the closing of the share exchange

(1) Company name, nature of business, management, and location of the head office

There will be no change as a result of the share exchange.

(2) Common stock of the Company

There will be no change in the amount of common stock of the Company because the Company intends to re-issue its treasury stock for all the shares to be exchanged.

(3) Effect on the results of the Company's operation

The Company expects the share exchange will have no material effect on its results of operations.



<Reference for the First Half of FY2007(Apr. 2006 to Sep. 2006) Consolidated Financial Results>

(Oct 31, 2006)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2006 Apr. 2005 to Sep. 2005	RESULTS 1st HALF of FY2007 Apr. 2006 to Sep. 2006		RESULTS FY2006 Apr. 2005 to Mar. 2006	FORECAST FY2007 Apr. 2006 to Mar. 2007		FORECAST FY2007 (May 2006) Apr. 2006 to Mar. 2007
Net Sales	6,671	6,987	4.7 %	14,764	15,000	1.6 %	15,000
Domestic	2,955	2,864	(3.1) %	6,041	5,800	(4.0) %	6,400
Overseas	3,716	4,123	11.0 %	8,722	9,200	5.5 %	9,100
Margin Percentage	2.6%	2.6%		4.0%	3.3%		3.2%
Operating Income	174	181	4.1 %	583	500	(14.2) %	500
Margin Percentage	2.0%	2.0%		3.2%	2.8%		3.2%
Ordinary Income	135	139	2.6 %	468	420	(10.2) %	500
Margin Percentage	1.2%	1.7%		1.1%	2.0%		1.9%
Net Income	80	116	45.8 %	156	300	92.2 %	300
Factors of Change in Operating Income		**Gain factors** Foreign exchange 84 Reduction in cost 36 **Loss factors** Decrease in sales mix 63 Increases in R&D expenses 35 Increases of expenses and others 15			**Gain factors** Foreign exchange 96 Reduction in cost 77 **Loss factors** Decrease in sales mix 208 Increases in R&D expenses 41 Increases of expenses and others 7		**Gain factors** Increases in sales mix 107 Reduction in cost 27 **Loss factors** Increase of expenses and others 96 Increase in R&D expenses 71 Foreign exchange 50
Foreign Exchange Rate YEN/US$	109	116		112	115		110
Capital Investment	324	209		562	730		930
Depreciation and Amortization	270	289		575	590		605
R&D Expenses	216	251		469	510		540
Interest bearing debt	3,981	3,671		3,741	3,500		3,700
Performance of Operation		Net Sales to increase Net Income to increase Best Net Sales			Net Sales to increase Net Income to increase Best Net Sales		
Domestic Sales	114	112	(1.7) %	230	237	3.0 %	264
Small Cars	48	40	(18.2) %	98	82	(16.3) %	97
Minicars	66	72	10.4 %	132	155	17.2 %	167
Overseas Sales	150	157	4.2 %	341	345	1.1 %	347
North America	88	89	1.1 %	210	207	(1.6) %	220
Europe	31	32	5.4 %	65	69	7.0 %	65
Other	31	35	11.7 %	67	69	3.8 %	62
Units Total	264	269	1.7 %	571	582	1.8 %	611

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

* Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..



<Reference for the First Half of FY2007(Apr. 2006 to Sep. 2006) Non-Consolidated Financial Results>

(Oct. 31, 2006)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2006 Apr. 2005 to Sep. 2005	RESULTS 1st HALF of FY2007 Apr. 2006 to Sep. 2006		RESULTS FY2006 Apr. 2005 to Mar. 2006	FORECAST FY2007 Apr. 2006 to Mar. 2007		FORECAST FY2007 (May 2006) Apr. 2006 to Mar. 2007
Net Sales	4,759	4,825	1.4 %	9,761	9,500	(2.7) %	9,900
Domestic	2,155	2,067	(4.1) %	4,376	4,100	(6.3) %	4,500
Overseas	2,604	2,758	5.9 %	5,386	5,400	0.3 %	5,400
Margin Percentage	5.6%	3.9%		5.3%	4.1%		3.1%
Operating Income	268	187	(30.3) %	521	390	(25.2) %	310
Margin Percentage	4.7%	2.8%		4.2%	3.3%		3.1%
Ordinary Income	222	137	(38.3) %	414	310	(25.1) %	310
Margin Percentage	2.8%	1.3%		1.1%	1.5%		1.4%
Net Income	132	62	53.2 %	103	140	36.3 %	140
Factors of Change in Operating Income		**Gain factors** Foreign exchange 88 Decrease of expenses and others 61 Reduction in cost 16 **Loss factors** Decrease in sales mix 212 Foreign exchange 5 Increases in cost 34			**Gain factors** Decrease of expenses and others 99 Foreign exchange 89 Reduction in cost 43 **Loss factors** Decrease in sales mix 324 Increase in cost 38		**Gain factors** Reduction in cost 16 **Loss factors** Decrease in sales mix 82 Increase in R&D expenses 68 Foreign exchange 55 Decrease of expenses and others 22
Foreign Exchange Rate YEN/US$	109	115		112	115		110
Capital Investment	85	123		239	380		380
Depreciation and Amortization	122	122		249	255		270
R&D Expenses	215	249		467	505		535
Interest bearing debt	1,248	1,413		1,369	1,400		1,400
Performance of operation		Net Sales to increase Operation Income to decrease			Net Sales to decrease Operation Income to decrease		
Domestic Production Volume	230	250	8.8 %	467	479	2.7 %	484
Domestic Sales	123	120	(2.7) %	245	242	(1.1) %	264
Small Cars	54	42	(22.2) %	106	83	(22.3) %	96
Minicars	69	78	12.4 %	138	159	15.2 %	168
Export	106	121	14.8 %	225	232	3.3 %	219
North America	47	54	14.7 %	100	100	0.0 %	102
Europe	27	32	19.4 %	58	64	9.4 %	57
Other	31	35	11.1 %	66	68	2.8 %	61
Knock Down Parts	63	51	(18.5) %	120	101	(15.6) %	115

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Japanese Press Release "Fuji Heavy Industries adds the new derivative model to the Subaru Forester Series called "Airbrake" on August 04, 2006

2. Timely Disclosure, as filed with the Tokyo Stock Exchange on August 25, 2006. This filing is required for Fuji Heavy Industries Ltd. making Fuji Machinery Co., Ltd. as a wholly owned subsidiary.

Documents provided along with Article 794, Section 1 of the Corporate Law are as follows;

(1) Share exchange agreement
(2) Rate of share exchange and the suitability of capital fund and fund reserve of the parent company
(3) Business report
(4) Audit report
(5) Internal audit report

3. Vehicle Recall Information posted on the company's website:
(http://www.fhi.co.jp/recall/main.htm)

Fuji Heavy Industries Ltd. Reported recalls of R2 and R1 due to defective cracking the front sub muffler to the Ministry of Land, Infrastructure and Transportation on September 26, 2006.

4. Timely Disclosure, as filed with the Tokyo Stock Exchange on September 28, 2006

Fuji Heavy Industries Ltd. makes Fuji Machinery Co., Ltd. as a wholly owned subsidiary.

5. Japanese Press Release "Fuji Heavy Industries and Jatco restructure Fuji AT" on September 29, 2006

6. Press Release "Outline of Exhibit for the FISITA(Fédération Internationale des Sociétés d' Ingénieurs des Techniques de l' Automobile) and the EVS(International Battery, Hybrid and Fuel Cell Electric Vehicle Symposium) on October 18, 2006